ANNUAL REPORT 2024



Highwoods®

#BETTERTOGETHER

HIGHWOODS PROPERTIES, INC.

TABLE OF CONTENTS

EXPLANATORY NOTE

We refer to Highwoods Properties, Inc. as the "Company," Highwoods Realty Limited Partnership as the "Operating Partnership," the Company's common stock as "Common Stock" or "Common Shares," the Company's preferred stock as "Preferred Stock" or "Preferred Shares," the Operating Partnership's common partnership interests as "Common Units" and the Operating Partnership's preferred partnership interests as "Preferred Units." References to "we" and "our" mean the Company and the Operating Partnership, collectively, unless the context indicates otherwise.

The Company conducts its activities through the Operating Partnership and is its sole general partner. The partnership agreement provides that the Operating Partnership will assume and pay when due, or reimburse the Company for payment of, all costs and expenses relating to the ownership and operations of, or for the benefit of, the Operating Partnership. The partnership agreement further provides that all expenses of the Company are deemed to be incurred for the benefit of the Operating Partnership.

Certain information contained herein is presented as of January 31, 2025, the latest practicable date for financial information prior to the filing of this Annual Report.

Except as otherwise noted, all property-level operational information presented herein, including the information set forth in "Part I, Item 2. Properties," includes in-service wholly owned properties and in-service properties owned by consolidated and unconsolidated joint ventures (at our share). Development projects are not considered in-service properties until such projects are completed and stabilized. Stabilization occurs at the beginning of the first quarter after the earlier of: (1) the projected stabilization date; or (2) the date on which a project's occupancy generally exceeds 93%.

PART I

ITEM 1. BUSINESS

General

Highwoods Properties, Inc., headquartered in Raleigh, is a publicly-traded real estate investment trust ("REIT"). The Company is a fully integrated office REIT that owns, develops, acquires, leases and manages properties primarily in the best business districts (BBDs) of Atlanta, Charlotte, Dallas, Nashville, Orlando, Raleigh, Richmond and Tampa. Our Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "HIW."

As of December 31, 2024, the Company owned all of the Preferred Units and 107.2 million, or 98.0%, of the Common Units in the Operating Partnership. Limited partners owned the remaining 2.2 million Common Units. Generally, the Operating Partnership is obligated to redeem each Common Unit at the request of the unitholder for cash equal to the value of one share of Common Stock based on the average of the market price for the 10 trading days immediately preceding the notice date of such redemption, provided that the Company, at its option, may elect to acquire any such Common Units presented for redemption for cash or one share of Common Stock. The Common Units owned by the Company are not redeemable.

The Company was incorporated in Maryland in 1994. The Operating Partnership was formed in North Carolina in 1994. Our executive offices are located at 150 Fayetteville Street, Suite 1400, Raleigh, NC 27601, and our telephone number is (919) 872-4924.

Our primary business is the operation, acquisition and development of office properties. There are no material inter-segment transactions. See Note 15 to our Consolidated Financial Statements for a summary of the rental and other revenues, rental property and other expenses, net operating income and assets for each reportable segment.

Our website is www.highwoods.com. In addition to this Annual Report, all quarterly and current reports, proxy statements, interactive data and other information are made available, without charge, on our website as soon as reasonably practicable after they are filed or furnished with the Securities and Exchange Commission ("SEC"). Information on our website is not considered part of this Annual Report.

During 2024, the Company filed unqualified Section 303A certifications with the NYSE. The Company and the Operating Partnership have also filed the CEO and CFO certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Annual Report.

Our Vision, Mission and Strategy

Our vision is to be a leader in the evolution of commercial real estate for the benefit of our customers, our communities and those who invest with us. Our mission is to create environments and experiences that inspire our teammates and our customers to achieve more together. We are in the work-placemaking business and believe that by creating exceptional environments and experiences, we can deliver greater value to our customers, their teammates and, in turn, our shareholders. By creating and operating commute-worthy places, we support the growth and success of our customers and contribute to the vitality of our communities. Our simple strategy is to own and operate high-quality workplaces in the BBDs within our footprint, maintain a strong balance sheet to be opportunistic throughout economic cycles, employ a talented and dedicated team and communicate transparently with all stakeholders. We focus on owning and managing buildings in the most dynamic and vibrant BBDs. BBDs are highly-energized and amenitized workplace locations that enhance our customers' ability to attract and retain talent. They are both urban and suburban. Providing the most talent-supportive workplace options in these environments is core to our work-placemaking strategy.

Our investment thesis is to generate attractive and sustainable returns over the long term for our stockholders by developing, acquiring and owning a portfolio of high-quality, differentiated office buildings in the BBDs of our core markets. A core component of this strategy is to continuously strengthen the financial and operational performance, resiliency and long-term growth prospects of our existing in-service portfolio and recycle out of those properties that no longer meet our criteria.

Geographic Diversification. Our core portfolio consists primarily of office properties in Atlanta, Charlotte, Dallas, Nashville, Orlando, Raleigh, Richmond and Tampa. We do not believe that our operations are significantly dependent upon any particular geographic market.



Conservative and Flexible Balance Sheet. We are committed to maintaining a conservative and flexible balance sheet with access to ample liquidity, multiple sources of debt and equity capital and sufficient availability under our revolving credit facility to fund our short and long-term liquidity requirements. Our balance sheet also allows us to proactively assure our existing and prospective customers that we are able to fund tenant improvements and maintain our properties in good condition while retaining the flexibility to capitalize on favorable development and acquisition opportunities as they arise.

Competition

Our properties compete for customers with similar properties located in our markets primarily on the basis of location, rent, services provided and the design, quality and condition of the facilities. We also compete with other domestic and foreign REITs, financial institutions, pension funds, partnerships, individual investors and others when attempting to acquire, develop and operate properties.

Environmental Resiliency

We are firmly committed to our intrinsic and societal responsibility to routinely minimize all environmental impacts resulting from the development and operation of our properties. Our plan is to continue minimizing our energy intensity, carbon emissions and water consumption and strive to mitigate pollution, ensure environmental compliance and create healthy and productive workspaces for our customers and communities. To support and advance the environmental component of our long-term resiliency initiatives, we have formed a management-level corporate resiliency team that is overseen by the investment committee of the Company's Board of Directors. The corporate resiliency team, comprised of a diverse group of disciplines including executive leadership, is charged with refining our long-term resiliency strategy, driving performance improvements across our portfolio and establishing and tracking progress towards goals. More information regarding our sustainability strategy and progress towards reaching our target goals is available in our annual corporate resiliency report that can be found under the "Resiliency" section of our website. Information on our website is not considered part of this Annual Report.

Government Regulation

We are subject to laws, rules and regulations of the United States and the states and local municipalities in which we operate, including laws and regulations relating to environmental protection and human health and safety. Compliance with these laws, rules and regulations has not had, and is not expected to have, a material effect on our capital expenditures, results of operations and competitive position as compared to prior periods. For more information about environmental laws and regulations, see "Item 1A. Risk Factors - Risks Related to our Operations - Costs of complying with governmental laws and regulations may adversely affect our results of operations."

Human Capital Resources

We focus our real estate activities in markets where we have extensive local knowledge and own a significant amount of assets. As a result, we operate division offices in Atlanta, Nashville, Orlando, Raleigh, Richmond and Tampa, which are led by seasoned real estate professionals with significant commercial real estate experience managing across multiple economic cycles. Over the long-term, we plan to open division offices in Charlotte and Dallas. Shared corporate services, such as accounting, technology, development, engineering, customer experience, marketing, human resources, legal and tax, are primarily based in Raleigh. Our senior leadership team, led by our CEO, is based in Raleigh and oversees all of the Company's operations.

Fully-Integrated. Unlike REITs that outsource the leasing, management, maintenance and/or customer service of their properties entirely to third parties, we are a fully-integrated REIT that generally staffs the leasing, management, maintenance and customer service of our own portfolio. We believe being a fully-integrated REIT is in the best long-term interests of our stockholders for a number of reasons:

- in-house services generally allow us to better anticipate and respond to the many real-time demands of our existing and potential customer base;

- we are able to provide our customers with more cost-effective services such as build-to-suit construction and space modification, including tenant improvements and expansions;

- the depth and breadth of our capabilities and resources provide us with market information not generally available;

- operating efficiencies achieved through our fully-integrated organization provide a competitive advantage in servicing our properties, retaining existing customers and attracting new customers;

- we can ensure the consistent deployment of a comprehensive preventative maintenance program;

- our established detailed service request process creates chain of custody for a customer request and tracks status and response time, which enables proactive identification of any underperforming equipment and vital reconnaissance for process improvement and leverage when specifying all aspects of any new construction; and

- our first-hand relationships with our customers lead to better experiences for our customers and their teammates and often result in customers seeking renewals and additional space.

Above all, being a fully-integrated REIT across these diverse functional areas gives us the benefit of engaging and responding to our customers' needs as an owner versus a vendor. We believe this distinction, a core component of our value proposition, translates into improved customer experience and higher customer retention.

As of both December 31, 2024 and December 31, 2023, we had approximately 350 full-time employees. Over the past three years, our average annual turnover rate was 16%, substantially lower than the average national industry turnover rate of 25% as reported by the Bureau of Labor Statistics. Our turnover rate was 14% for 2024. Through our efforts in providing internship and cooperative education opportunities for future real estate professionals, we have also identified a pool of talented professionals capable of filling future hiring needs. As of December 31, 2024, the average tenure of our employees was ten years and the average age was 49 years.

Approximately 71% of our employees work in one of our division offices, most of which are directly involved in the management and maintenance of our portfolio. These include property managers, maintenance engineers and technicians, HVAC technicians and project managers. Personnel salaries and related costs of employees directly involved in the management and maintenance of our portfolio are allocated to our portfolio and recorded as rental property and other expenses. Approximately 2% of our employees work in our corporate development department and are directly involved in our development pipeline. When applicable, personnel salaries and related costs of such development employees are capitalized as a development expenditure. Approximately 3% of our employees are leasing professionals principally responsible for leasing our portfolio. When applicable, commissions and related costs of such leasing employees are capitalized as a leasing expenditure. Generally, all other employee costs are recorded as general and administrative expenses. In 2024, the total cost of our workforce, including salaries, commissions, bonuses, equity and non-equity incentive compensation and employee benefits, was approximately $61 million.

We regularly conduct risk assessments of our human capital needs. Additionally, we prioritize succession planning across various levels of our company to ensure seamless transitions as employees are promoted, retire or otherwise depart from their current positions. One of our most significant human capital risks, which has been identified by many employers in our markets and throughout the country, is an expected shortage of trade professionals in the future, as there are fewer younger trade professionals entering the workforce to replace retiring workers. Approximately 33% of our employees are highly specialized and skilled trade professionals, such as maintenance engineers and technicians and HVAC technicians. The average age of our trade professionals is 52 years, which is approximately five years older than the average age of the remainder of our employee base. To proactively combat the potential future shortage of skilled trade professionals, we have partnered with local trade schools in some of our markets to implement an apprenticeship program to encourage and incentivize younger workers to obtain the technical skills necessary to become a trade professional. In turn, we hope this program will create a pipeline of future maintenance engineers and technicians and HVAC technicians to join our company.

Total Rewards. We strive to provide career opportunities in an energized, inclusive and collaborative environment tailored to retain, attract and reward highly performing employees.

Our total rewards program, which includes compensation and comprehensive benefits, is crafted to provide fair and competitive pay, insurance plans and other programs to facilitate an overall work-life balance. The program is designed to incentivize and reward employees and emphasize our commitment to exemplary work.

Our total rewards program is constructed to meet certain objectives, such as:

- Competitiveness: Compensate with fair pay for comparable jobs within the current labor market in which we compete for talent (none of our full-time employees earns less than $15.00 per hour);

- Fairness: Reward positive and successful achievements through a consistent pay-for-performance approach administered throughout our company, including fair and equitable pay for all employees;

- Career: Communicate performance expectations and provide career enrichment and/or advancement opportunities to promote our long-term commitment to employees;

- Respect: Support a diverse and accepting team striving to maintain balance between career and personal life; and

- Culture: Create and preserve an environment where employees are acknowledged, honored and rewarded for hard work, creativity, energy, collegiality, teamwork, initiative and a measured drive to achieve, all in an honest and respectful manner.

In addition to offering competitive salaries and wages, we offer comprehensive, locally relevant and innovative benefits to all eligible employees. These include, among other benefits:

- Comprehensive health insurance coverage;

- Attractive paid time off, including up to 25 vacation days (depending on tenure), two personal holidays, nine company-wide holidays, one volunteer day, six days of sick leave and parental leave for all new caregivers;

- Competitive match on contributions to our 401(k) retirement savings plan, in which over 94% of our employees participate; and

- 15% discount on purchasing Common Stock through our employee stock purchase plan, in which nearly 30% of our employees participate.

All employees are paid a base salary. Nearly 50% of employees are eligible to receive an annual bonus, which usually ranges from 5% to 20% of the employee's base salary. All employees are also eligible to receive a discretionary bonus from time to time to incentivize and reward excellent performance. Approximately 20% to 40% of employees typically receive a discretionary bonus each year, which usually ranges from $500 to $2,000.

Approximately 8% of our employees, including officers, are also eligible to receive long-term equity incentive compensation. Equity incentive awards provide such employees with an ownership interest in our company and a direct and demonstrable stake in our success. Equity incentive awards for non-officer employees are comprised of time-based restricted stock, which serves as a retention tool to deter participants from seeking other employment opportunities. Time-based restricted stock vests ratably on an annual basis, generally over a four-year term, and if an employee receiving such stock leaves, unvested shares are immediately forfeited except in the event of death, disability or as otherwise provided in our retirement plan.

Other than as described below, we have no compensation policies or programs that reward employees solely on a transaction-specific basis.

We have a development cash incentive plan pursuant to which all employees, excluding executive officers, can receive a cash payout from a development incentive pool. The amount of funds available to be earned under the plan depends upon the timing and cash yields of a qualifying development project and is included in the pro forma budget for the project. Payouts under the plan have generally ranged from $1,000 to $10,000 but could be higher under certain circumstances.

We also pay our in-house leasing professionals commissions for signed leases. We believe such commissions, which are paid in cash, are comparable to what we would pay in commission fees to outside brokers.

We do not believe our compensation policies or practices create risks that are reasonably likely to have a material adverse effect on our company. For example, the development cash incentive program does not create an inappropriate risk because all development projects (inclusive of any such incentive compensation) must be approved in advance by our executive officers and, in most cases, the full board or the investment committee of our board, none of whom are eligible to receive such incentives. Likewise, the payment of leasing commissions does not create an inappropriate risk because amounts payable are derived from net effective cash rents (which deducts leasing capital expenditures and operating expenses) and leases must be executed by an officer of our company who is ineligible to receive such commissions. Generally, lease transactions of a particular size or that contain terms or conditions that exceed certain guidelines also must be approved in advance by our senior leadership team. Additionally, we have an internal guideline whereby customers that account for more than 3% of our annualized revenues are periodically reviewed with the board. As of December 31, 2024, only Bank of America (3.8%) and Asurion (3.5%) accounted for more than 3% of our annualized GAAP revenues.

Health and Safety. Primarily because many of our employees are involved with the management and maintenance of our own portfolio, we have robust health and safety processes and training protocols designed to mitigate workplace incidents, risks and hazards. Among other things, we routinely conduct:

- regulatory-required training of affected employees regarding OSHA compliance;

- training on fire and life safety systems affecting our buildings and building systems;

- training on emergency response procedures affecting our people, our buildings and our customers;

- simulations and table-top exercises to ensure our crisis management and business continuity plans are effective; and

- training on pandemic safety affecting our people, our buildings and our customers.

Employee Well-being. We believe a resilient portfolio starts with having resilient employees. Our well-being initiatives focus on the "whole person," as we are concerned not only for the on-the-job health and safety of our employees, but also for their ability to lead healthy and productive personal lives. To that end, we have established wellness committees in each of our locations and have a "HIW Well-being" program to promote holistic well-being. Our health benefit plans are designed to improve the overall health of our employees by decreasing costs and improving access to quality healthcare.

Employee Empowerment. While we own and operate a collection of high-quality office assets, we believe our team of dedicated real estate professionals is also critically important to our success. The Company has long demonstrated a commitment to individual career growth. For example, nearly half of our current employees have had significant career advancement during their tenure with us. Through periodic career conversations and goal-setting exercises that are held at least once a year with our employees, we create an environment that fosters and encourages an "ownership" mentality throughout our company and empowers our employees to continuously seek new and better ways of doing business.

In addition to supporting the career growth of our employees, we also seek to grow as an employer. We periodically solicit feedback from our employees through the use of employee engagement surveys to monitor and improve employee satisfaction in order to retain and recruit a talented workforce. During 2021, we surveyed all of our employees with respect to diversity and inclusion and many of our employees with respect to work environment satisfaction. We conducted an engagement survey in two of the last three years.

Diversity and Inclusion. Diversity and inclusion is a core value for our company. We strive to create a diverse and inclusive environment in an authentic and meaningful way. We are an equal opportunity employer, with all qualified applicants receiving consideration for employment without regard to race, color, religion, sex, sexual orientation, gender identity, national origin, disability or protected veteran status. As of December 31, 2024, 37% of our employees were female and 29% of our employees were persons of color. Of the new employees hired during 2024, 57% were female and 39% were persons of color.

We have a robust diversity and inclusion program, called the "Heart of Highwoods," with the overall goal of creating opportunities for all people in the commercial real estate industry, in the local communities in which we operate and among our own teammates at the Company. First, like all Federal government contractors, we have established goals and methods to be sure we are providing opportunities to small and minority vendors to compete for work with our company. Second, we are providing opportunities for our employees to volunteer within their communities through the recently added paid volunteer time off benefit and an additional paid holiday on Martin Luther King, Jr. Day, a national day of service. Third, we have a diversity and inclusion group, called the "DIG," made up of employees who advocate for diversity and inclusion throughout our company. In 2024, the DIG focused its efforts on fostering Company-wide communication and inclusion, supporting our partnerships with local schools and programs that support students with limited economic resources and continuing to expand and diversify our vendor base.

Core Values. Our core values serve as our foundation. We believe our culture makes the difference in this highly competitive, ever-changing commercial real estate industry. Owning and shaping our culture is the job of each teammate. Culture is not defined by words on a page. Rather, it is the collection of our behaviors, attitudes and actions.



Our employees bring their personal values, skills, experiences and knowledge to life through the lens of our core values. Together, we use our mission and values to create a thriving workplace to support success for everyone and drive our culture and business forward.

ITEM 1A. RISK FACTORS

An investment in our securities involves various risks. Investors should carefully consider the following risk factors in conjunction with the other information contained in this Annual Report before trading in our securities. If any of these risks actually occur, our business, results of operations, prospects and financial condition could be adversely affected.

Risks Related to our Operations

The continued social acceptance, desirability and perceived economic benefits of work-from-home arrangements could materially and negatively impact the future demand for office space over the long-term. The COVID-19 pandemic had, and another pandemic in the future could have, repercussions across regional and global economies and financial markets. Most countries, including the United States, reacted to the pandemic by restricting many business and travel activities, mandating the partial or complete closures of certain businesses and schools and taking other actions to mitigate the spread of the virus, most of which had a disruptive effect on economic activity, including the use of and demand for office space. Many private businesses, including some of our customers, continue to permit some or all of their employees to work from home some or all of the time even after the pandemic has subsided. The continued social acceptance, desirability and perceived economic benefits of work-from-home arrangements initially prompted by the pandemic could materially and negatively impact future demand for office space over the long-term.

Adverse economic conditions in our markets that negatively impact the demand for office space, such as high unemployment, may result in lower occupancy and rental rates for our portfolio, which would adversely affect our results of operations. Our operating results heavily depend on successfully leasing and operating the office space in our portfolio. Economic growth and office employment levels in our core markets are important factors, among others, in predicting our future operating results.

The key components affecting our rental and other revenues are average occupancy, rental rates, cost recovery income, new developments placed in service, acquisitions and dispositions. Average occupancy generally increases during times of improving economic growth, as our ability to lease space outpaces vacancies that occur upon the expirations of existing leases. Average occupancy generally declines during times of slower or negative economic growth when new vacancies tend to outpace our ability to lease space. In addition, the timing of changes in occupancy levels tends to lag the timing of changes in overall economic activity and employment levels. Occupancy in our office portfolio decreased from 88.9% as of December 31, 2023 to 87.1% as of December 31, 2024. For additional information regarding our average occupancy and rental rate trends over the past five years, see "Item 2. Properties." Lower rental revenues that result from lower average occupancy or lower rental rates with respect to our same property portfolio will adversely affect our results of operations unless offset by the impact of any newly acquired or developed properties or lower variable operating expenses, general and administrative expenses and/or interest expense.

In addition, prolonged market uncertainty and sustained economic downturns increase the likelihood that we will have to recognize a non-cash impairment in the value of our properties. Impairment charges adversely affect our results of operations. We record impairments of our real estate assets classified as held for use when the carrying amount of the asset exceeds the sum of its undiscounted future operating and residual cash flows at the difference between estimated fair value of the asset and the carrying amount. With respect to assets classified as held for use, we perform an impairment analysis if our evaluation of events or changes in circumstances indicate that the carrying value may not be recoverable, such as a significant decline in occupancy, identification of materially adverse legal or environmental factors, change in our designation of an asset from core to non-core, which may impact the anticipated holding period, or a decline in market value to an amount less than cost. This analysis consists of determining whether the asset's carrying amount will be recovered from its undiscounted estimated future operating and residual cash flows. These cash flows are estimated based on a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for customers, changes in market rental rates, costs to operate each property and estimated hold periods. Changes in any of these inputs, such as decreases in projected cash flows, increases in estimated capitalization rates or shortened hold periods for any reason such as positive or negative shifts in the commercial real estate sales market or anticipated changes in use, would increase the likelihood of an impairment being recorded with respect to any particular asset.

We face considerable competition in the leasing market and may be unable to renew existing leases or re-let space on terms similar to the existing leases, or we may spend significant capital in our efforts to renew and re-let space, which may adversely affect our results of operations. In addition to seeking to increase our average occupancy by leasing current vacant space, we also concentrate our leasing efforts on renewing existing leases. Because we compete with a number of other developers, owners and operators of office and office-oriented, mixed-use properties, we may be unable to renew leases with our existing customers and, if our current customers do not renew their leases, we may be unable to re-let the space to new customers. To the extent that we are able to renew existing leases or re-let such space to new customers, heightened competition resulting from adverse market conditions may require us to utilize rent concessions and tenant improvements to a greater extent than we anticipate or have historically. Further, changes in space utilization by our customers due to technology, economic conditions, business culture and/or the prevalence of work-from-home arrangements also affect the occupancy of our properties. As a result, customers may seek to downsize by leasing less space from us upon any renewal.

If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our customers, we may lose existing and potential customers, and we may be pressured to reduce our rental rates below those we currently charge in order to retain customers upon expiration of their existing leases. Even if our customers renew their leases or we are able to re-let the space, the terms and other costs of renewal or re-letting, including the cost of required renovations, increased tenant improvement allowances, leasing commissions, reduced rental rates and other potential concessions, may be less favorable than the terms of our current leases and could require significant capital expenditures. From time to time, we may also agree to modify the terms of existing leases to incentivize customers to renew their leases. If we are unable to renew leases or re-let space in a reasonable time, or if our rental rates decline or our tenant improvement costs, leasing commissions or other costs increase, our financial condition and results of operations would be adversely affected.

Difficulties or delays in renewing leases with large customers or re-leasing space vacated by large customers could materially impact our results of operations. Our 20 largest customers account for a meaningful portion of our revenues. See

"Item 2. Properties - Customers" and "Item 2. Properties - Lease Expirations." There are no assurances that these customers, or any of our other large customers, will renew all or any of their space upon expiration of their current leases.

Some of our leases provide customers with the right to terminate their leases early, which could have an adverse effect on our financial condition and results of operations. Certain of our leases permit our customers to terminate their leases as to all or a portion of the leased premises prior to their stated lease expiration dates under certain circumstances, such as providing notice by a certain date and, in many cases, paying a termination fee. To the extent that our customers exercise early termination rights, our results of operations will be adversely affected, and we can provide no assurances that we will be able to generate an equivalent amount of net effective rent by leasing the vacated space to others. As part of ongoing efforts to reduce waste, the U.S. Department of Government Efficiency ("DOGE") and the U.S. General Services Administration ("GSA") are reaching out to all tenant agencies with non-firm term leases to see if there are opportunities to reduce space usage. We currently have 30 leases with 23 different agencies of the Federal government across five different markets, which encompass an aggregate of 737,000 square feet. See "Item 2. Properties – Customers." While most are firm term leases that do not permit the Federal government to terminate the lease prior to the stated lease expiration date, we can provide no assurances that the Federal government will not seek to terminate any of these leases.

Our results of operations and financial condition could be adversely affected by financial difficulties experienced by a major customer, or by a number of smaller customers, including bankruptcies, insolvencies or general downturns in business. Our operations depend on the financial stability of our customers. A default by a significant customer on its lease payments would cause us to lose the revenue and any other amounts due under such lease. In the event of a customer default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs re-leasing the property. We cannot evict a customer solely because of its bankruptcy. On the other hand, a court might authorize the customer to reject and terminate its lease. In such case, our claim against the bankrupt customer for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease. As a result, our claim for unpaid rent would likely not be paid in full and we may be required to write-off deferred leasing costs and recognize credit losses on accrued straight-line rents receivable. These events could adversely impact our financial condition and results of operations.

An oversupply of space in our markets often causes rental rates and occupancies to decline, making it more difficult for us to lease space at attractive rental rates, if at all. Undeveloped land in many of the markets in which we operate is generally more readily available and less expensive than in higher barrier-to-entry markets. As a result, even during times of positive economic growth, we and/or our competitors could construct new buildings that would compete with our existing properties. Any such oversupply could result in lower occupancy and rental rates in our portfolio, which would have a negative impact on our results of operations.

In order to maintain and/or increase the quality of our properties and successfully compete against other properties, we regularly must spend money to maintain, repair, renovate and improve our properties, which could negatively impact our financial condition and results of operations. If our properties are not as attractive to customers as properties owned by our competitors due to physical condition, lack of suitable nearby amenities or other similar factors, we could lose customers or suffer lower rental rates. As a result, we may from time to time make significant capital expenditures to maintain or enhance the competitiveness of our properties. There can be no assurances that any such expenditures would result in higher occupancy or higher rental rates or deter existing customers from relocating to properties owned by our competitors.

Costs of complying with governmental laws and regulations may adversely affect our results of operations. All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Some of these laws and regulations may impose joint and several liability on customers, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings.

Compliance with new laws or regulations or stricter interpretation of existing laws may require us to incur significant expenditures. Future laws or regulations may impose significant environmental liability. Additionally, our customers' operations, operations in the vicinity of our properties such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply and that may subject us to liability in the form of fines or damages for noncompliance. Any expenditures, fines or damages we must pay would adversely affect our results of operations.

Discovery of previously undetected environmentally hazardous conditions may adversely affect our financial condition and results of operations. Under various federal, state and local environmental laws and regulations, a current or previous property owner or operator may be liable for the cost to remove or remediate hazardous or toxic substances on such property. These costs could be significant. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require significant expenditures or prevent us from entering into leases with prospective customers that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could adversely affect our financial condition and results of operations.

Our same property results of operations would suffer if costs of operating our properties, such as real estate taxes, utilities, insurance, maintenance and other costs, rise faster than our ability to increase rental revenues and/or cost recovery income. While we receive additional rent from our customers that is based on recovering a portion of operating expenses, increased operating expenses will negatively impact our results of operations. Our revenues, including cost recovery income, are subject to longer-term leases and may not be quickly increased enough to recover an increase in operating costs and expenses. Furthermore, the costs associated with owning and operating a property are not necessarily reduced when circumstances such as market factors and competition cause a reduction in rental revenues from the property. Increases in same property operating expenses would adversely affect our results of operations unless offset by higher rental rates, higher cost recovery income, the impact of any newly acquired or developed properties, lower general and administrative expenses and/or lower interest expense.

Natural disasters and climate change could have an adverse impact on our cash flow and operating results. Climate change may add to the unpredictability and frequency of natural disasters and severe weather conditions and create additional uncertainty as to future trends and exposures. Many of our buildings are located in areas that are subject to natural disasters and severe weather conditions such as hurricanes, earthquakes, droughts, snow storms, floods and fires. The impact of climate change or the occurrence of natural disasters can delay new development projects, increase investment costs to repair or replace damaged properties, increase operating costs, necessitate additional investment costs to make improvements to existing properties to comply with climate change regulations or otherwise reduce the carbon footprint of our portfolio, increase future property insurance costs and negatively impact the demand for office space.

Our insurance coverage on our properties may be inadequate. We carry insurance on all of our properties, including insurance for liability, fire, windstorms, floods, earthquakes, environmental concerns and business interruption. Insurance companies, however, limit or exclude coverage against certain types of losses, such as losses due to terrorist acts, named windstorms, earthquakes and toxic mold. Thus, we may not have insurance coverage, or sufficient insurance coverage, against certain types of losses and/or there may be decreases in the insurance coverage available. Should an uninsured loss or a loss in excess of our insured limits occur, we could lose all or a portion of the capital we have invested in a property or properties, as well as the anticipated future operating income from the property or properties. If any of our properties were to experience a catastrophic loss, it could disrupt our operations, delay revenue, result in large expenses to repair or rebuild the property and/or damage our reputation among our customers and investors generally. Further, if any of our insurance carriers were to become insolvent, we would be forced to replace the existing insurance coverage with another suitable carrier, and any outstanding claims would be at risk for collection. In such an event, we cannot be certain that we would be able to replace the coverage at similar or otherwise favorable terms. Such events could adversely affect our results of operations and financial condition.

We have obtained title insurance policies for each of our properties, typically in an amount equal to its original purchase price. However, these policies may be for amounts less than the current or future value of our properties, particularly for land parcels on which we subsequently construct a building. In such event, if there is a title defect relating to any of our properties, we could lose some of the capital invested in and anticipated profits from such properties.

Failure to comply with Federal government contractor requirements could result in substantial costs and loss of substantial revenue. We are subject to compliance with a wide variety of complex legal requirements because we are a Federal government contractor. These laws regulate how we conduct business, require us to administer various compliance programs and require us to impose compliance responsibilities on some of our contractors. Our failure to comply with these laws could subject us to fines and penalties, cause us to be in default of our leases and other contracts with the Federal government and bar us from entering into future leases and other contracts with the Federal government.

We face risks associated with security breaches through cyber attacks, cyber intrusions, ransomware or otherwise, as well as other significant disruptions of our information technology ("IT") networks and related systems. We face risks associated with security breaches through cyber attacks or cyber intrusions over the Internet, malware, ransomware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of IT networks and related systems owned or used by us. The risk of a security breach or disruption, particularly through cyber attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations (including managing our building systems) and, in some cases, may be critical to the operations of certain customers of ours. Although we make efforts to maintain the security and integrity of these types of IT networks and related systems and have implemented various measures to manage the risk of a cybersecurity incident, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and are not generally recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate cybersecurity risks.

A cybersecurity incident involving IT networks and related systems owned or used by us could:

- disrupt the proper functioning of our networks and systems and therefore our operations and/or our customers' operations;

- result in misstated financial reports, violations of loan covenants, missed reporting deadlines and/or missed permitting deadlines;

- result in our inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT;

- result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information, which hackers could use to compete against us or expose us to damage claims by third-parties for disruptive, destructive or otherwise harmful purposes and outcomes;

- result in our inability to maintain the building systems relied upon by our customers for the efficient use of their leased space;

- require significant management attention and resources to remedy any damages that result;

- subject us to claims for breach of contract, damages, credits, penalties or termination of leases or other agreements; or

- damage our reputation among our customers and investors generally.

Any or all of the foregoing could have a material adverse effect on our results of operations, financial condition and cash flows.

Risks Related to our Investment Activities

Recent and future acquisitions and development properties may fail to perform in accordance with our expectations and may require renovation and development costs exceeding our estimates. In the normal course of business, we typically evaluate potential acquisitions, enter into non-binding letters of intent, and may, at any time, enter into contracts to acquire additional properties. Acquired properties may fail to perform in accordance with our expectations due to lease-up risk, renovation cost risks and other factors. In addition, the renovation and improvement costs we incur in bringing an acquired property up to our standards may exceed our original estimates. We may not have the financial resources to make suitable acquisitions or renovations on favorable terms or at all.

Further, we face significant competition for attractive investment opportunities from an indeterminate number of other real estate investors, including investors with significantly greater capital resources and access to capital than we have, such as domestic and foreign corporations and financial institutions, publicly-traded and privately-held REITs, private institutional investment funds, investment banking firms, life insurance companies and pension funds. Moreover, owners of office properties may be reluctant to sell, resulting in fewer acquisition opportunities. As a result of such increased competition and limited opportunities, we may be unable to acquire additional properties or the purchase price of such properties may be significantly elevated, which would reduce our expected return from making any such acquisitions.

In addition to acquisitions, we periodically consider developing or re-developing properties. Risks associated with development and re-development activities include:

- the unavailability of favorable financing;

- construction costs exceeding original estimates;

- construction and lease-up delays resulting in increased debt service expense and construction costs; and

- lower than anticipated occupancy rates and rents causing a property to be unprofitable or less profitable than originally estimated.

Development and re-development activities are also subject to risks relating to our ability to obtain, or delays in obtaining, any necessary zoning, land-use, building, occupancy and other required governmental and utility company authorizations. Further, we hold and expect to continue to acquire non-income producing land for future development. See "Item 2. Properties - Land Held for Development." No assurances can be provided as to when, if ever, we will commence development projects on such land or if any such development projects would be on favorable terms. The fixed costs of acquiring and owning development land, such as the ongoing payment of property taxes, adversely affects our results of operations until such land is either placed in service or sold.

Illiquidity of real estate investments and the tax effect of dispositions could significantly impede our ability to sell assets or respond to favorable or adverse changes in the performance of our properties. Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited. We intend to continue to sell some of our properties in the future as part of our investment strategy and activities. However, we cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether the price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and close the sale of a property.

Certain of our properties have low tax bases relative to their estimated current market values, and accordingly, the sale of such assets would generate significant taxable gains unless we sold such properties in a tax-deferred exchange under Section 1031 of the Internal Revenue Code or another tax-free or tax-deferred transaction. For an exchange to qualify for tax-deferred treatment under Section 1031, the net proceeds from the sale of a property must be held by an escrow agent until applied toward the purchase of real estate qualifying for gain deferral. Given the competition for properties meeting our investment criteria, there could be a delay in reinvesting such proceeds or we may be unable to reinvest such proceeds at all. Any delay or limitation in using the reinvestment proceeds to acquire additional income producing assets could adversely affect our near-term results of operations. Additionally, in connection with tax-deferred 1031 transactions, our restricted cash balances may be commingled with other funds being held by any such escrow agent, which subjects our balance to the credit risk of the institution. If we sell properties outright in taxable transactions, we may elect to distribute some or all of the taxable gain to our stockholders under the requirements of the Internal Revenue Code for REITs, which in turn could negatively affect our future results of operations and may increase our leverage. If a transaction's gain that is intended to qualify as a Section 1031 deferral is later determined to be taxable, we may face adverse consequences, and if the laws applicable to such transactions are amended or repealed, we may not be able to dispose of properties on a tax-deferred basis.

Our use of joint ventures may limit our control over and flexibility with jointly owned investments. From time to time, we own, develop and acquire properties in joint ventures with other persons or entities when circumstances warrant the use of these structures. Types of joint venture investments include noncontrolling ownership interests in entities such as partnerships and limited liability companies and tenant-in-common interests in which we own less than 100% of the undivided interests in a real estate asset. In some cases, we rely on our joint venture partners to manage and lease the properties. Our participation in joint ventures is subject to the risks that:

- we could become engaged in a dispute with any of our joint venture partners that might affect our ability to develop or operate a property;

- some of our joint ventures are subject to debt and the refinancing of such debt may require equity capital calls;

- our joint venture partners may default on their obligations necessitating that we fulfill their obligation ourselves;

- our joint ventures may be unable to repay any amounts that we may loan to them;

- we may need our joint venture partner's approval to take certain actions and, therefore, we may be unable to cause a joint venture to implement decisions that we consider advisable;

- our joint venture partners may have different objectives than we have regarding the appropriate timing and terms of any renovation, sale or refinancing of properties;

- with respect to certain joint ventures, our joint venture partner has a right to sell its interest to us under certain circumstances for fair market value at various dates in the future;

- with respect to certain joint ventures, our joint venture partner has a right to receive additional consideration from us or the joint venture under certain circumstances if and to the extent the internal rate of return on the applicable development project exceeds certain thresholds;

- our joint venture partners may be structured differently than us for tax purposes, which could create conflicts of interest; and

- we or our joint venture partners may have competing interests in our markets that could create conflicts of interest.

We face risks associated with the development of mixed-use commercial properties. We operate, are currently developing and may in the future develop properties that are known as "mixed-use" developments. This means that in addition to the development of office space, the project may also include space for residential, retail, hotel or other commercial purposes. We have less experience in developing and managing non-office real estate than we do with office real estate. As a result, if a development project includes a non-office use, we may seek to develop that component ourselves, sell the rights to that component to a third-party developer with experience in that use or we may seek to partner with such a developer. If we do not sell the rights or partner with such a developer, or if we choose to develop the other component ourselves, we would be exposed not only to those risks typically associated with the development of commercial real estate generally, but also to specific risks associated with the development and ownership of non-office real estate. In addition, even if we sell the rights to develop the other component or elect to participate in the development through a joint venture, we may be exposed to the risks associated with the failure of the other party to complete the development as expected. These include the risk that the other party would default on its obligations necessitating that we complete the other component ourselves (including providing any necessary financing).

We own certain properties subject to ground leases that limit our uses of the properties, restrict our ability to sell or otherwise transfer the properties and expose us to the loss of the properties if such agreements are breached by us, terminated or not renewed. As of December 31, 2024, we owned 1.2 million square feet of office space located on various land parcels that we lease on a long-term basis. Many of these ground leases impose significant limitations on our uses of the subject property, restrict our ability to sell or otherwise transfer our interests in the property or restrict our leasing of the property. These restrictions may limit our ability to timely sell or exchange the properties, impair the properties' value or negatively impact our ability to find suitable customers for the properties. In addition, if we default under the terms of any particular ground lease, we may lose the ownership rights to the property subject to the ground lease. Upon expiration of a ground lease, we may not be able to renegotiate a new ground lease on favorable terms, if at all. The loss of the ownership rights to these properties or an increase of rental expense could have a material adverse effect on our results of operations, financial condition and cash flows.

Risks Related to our Financing Activities

Our use of debt could have a material adverse effect on our financial condition and results of operations. We are subject to risks associated with debt financing, such as the sufficiency of cash flow to meet required payment obligations, ability to comply with financial ratios and other covenants and the availability of capital to refinance existing indebtedness or fund important business initiatives. If we breach covenants in our debt agreements, the lenders can declare a default and, if the debt is secured, can take possession of the property securing the defaulted loan. In addition, certain of our unsecured debt agreements contain cross-default provisions giving the unsecured lenders the right to declare a default if we are in default under more than $35.0 million with respect to other loans in some circumstances. Unwaived defaults under our debt agreements could materially and adversely affect our financial condition and results of operations.

Further, we obtain credit ratings from Moody's Investors Service and Standard and Poor's Rating Services based on their evaluation of our creditworthiness. These agencies' ratings are based on a number of factors, some of which are not within our control. In addition to factors specific to our financial strength and performance, the rating agencies also consider conditions affecting REITs generally. We cannot assure you that our credit ratings will not be downgraded. If our credit ratings are downgraded or other negative action is taken, we could be required, among other things, to pay additional interest and fees on outstanding borrowings under our revolving credit facility and bank term loans.

We generally do not intend to reserve funds to retire existing debt upon maturity. We may not be able to repay, refinance or extend any or all of our debt at maturity or upon any acceleration. If any refinancing is done at higher interest rates, the increased interest expense would adversely affect our cash flow and ability to pay distributions. Any such refinancing could also impose tighter financial ratios and other covenants that restrict our ability to take actions that could otherwise be in our best interest, such as funding new development activity, making opportunistic acquisitions, repurchasing our securities or paying distributions. If we do not meet our mortgage financing obligations, any properties securing such indebtedness could be foreclosed on.

We depend on our revolving credit facility for working capital purposes and for the short-term funding of our development and acquisition activity and, in certain instances, the repayment of other debt upon maturity. Our ability to borrow under the revolving credit facility also allows us to quickly capitalize on opportunities at short-term interest rates. If our lenders default on their obligations under the revolving credit facility or we become unable to borrow additional funds under the facility for any reason, we would be required to seek alternative equity or debt capital, which could be more costly and adversely impact our financial condition. If such alternative capital were unavailable, we may not be able to make new investments and could have difficulty repaying other debt.

Increases in interest rates would increase our interest expense. As of December 31, 2024, we had $454.0 million of variable rate debt outstanding not protected by interest rate hedge contracts. We may incur additional variable rate debt in the future. If interest rates increase, then so would the interest expense on our unhedged variable rate debt, which would adversely affect our financial condition and results of operations. From time to time, we manage our exposure to interest rate risk with interest rate hedge contracts that effectively fix or cap a portion of our variable rate debt. In addition, we utilize fixed rate debt at market rates. If interest rates decrease, the fair market value of any existing interest rate hedge contracts on outstanding fixed-rate debt would decline.

Our efforts to manage these exposures may not be successful. Our use of interest rate hedge contracts to manage risk associated with interest rate volatility may expose us to additional risks, including the risk that a counterparty to a hedge contract may fail to honor its obligations. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our results of operations or financial condition. Termination of interest rate hedge contracts typically involves costs, such as transaction fees or breakage costs.

We face the risk that third parties will not be able to service or repay loans we make to them. From time to time, we have loaned, and in the future may loan, funds to a buyer to facilitate the sale of an asset or in connection with the formation of a joint venture to acquire and/or develop a property. Making these loans subjects us to the following risks, each of which could have a material adverse effect on our cash flow, results of operations and/or financial condition:

- the third party may be unable to make full and timely payments of interest and principal on the loan when due;

- if a buyer to whom we provide seller financing does not manage the property well, or the property otherwise fails to meet financial projections, performs poorly or declines in value, then the buyer may not have the funds or ability to raise new debt with which to make required payments of interest and principal to us and, if the seller financing is non-recourse, our only remedy in the event of a default would be to foreclose on the asset;

- if we loan funds to a joint venture, and the joint venture is unable to make required payments of interest or principal, or both, or there are disagreements with respect to the repayment of the loan or other matters, then we could have a resulting dispute with our partner, and such a dispute could harm our relationship with our partner and cause delays in developing or selling the property or the failure to properly manage the property; and

- if we loan funds to a joint venture and the joint venture is unable to make required payments of interest and principal, or both, then we may exercise remedies available to us in the joint venture agreement that could allow us to increase our ownership interest or our control over major decisions, or both, which could result in an unconsolidated joint venture becoming consolidated with our financial statements; doing so could require us to reallocate the purchase price among the various asset and liability components and this could result in material changes to our reported results of operations and financial condition.

Risks Related to our Status as a REIT

The Company may be subject to taxation as a regular corporation if it fails to maintain its REIT status, which could have a material adverse effect on the Company's stockholders and on the Operating Partnership. We may be subject to adverse consequences if the Company fails to continue to qualify as a REIT for federal income tax purposes. While we intend to operate in a manner that will allow the Company to continue to qualify as a REIT, we cannot provide any assurances that the Company will remain qualified as such in the future, which could have particularly adverse consequences to the Company's stockholders. Many of the requirements for taxation as a REIT are highly technical and complex and depend upon various factual matters and circumstances that may not be entirely within our control. The fact that the Company holds its assets through the Operating Partnership and its subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the Internal Revenue Service might change the tax laws and regulations and the courts might issue new rulings that make it more difficult, or impossible, for the Company to remain qualified as a REIT. If the Company fails to qualify as a REIT, it would (a) not be allowed a deduction for dividends paid to stockholders in computing its taxable income, (b) be subject to federal income tax at regular corporate rates (and state and local taxes) and (c) unless entitled to relief under the tax laws, not be able to re-elect REIT status until the fifth calendar year after it failed to qualify as a REIT. Additionally, the Company would no longer be required to make distributions. As a result of these factors, the Company's failure to qualify as a REIT could impair our ability to expand our business and adversely affect the price of our Common Stock.

Even if we remain qualified as a REIT, we may face other tax liabilities that adversely affect our financial condition and results of operations. Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, our taxable REIT subsidiary is subject to regular corporate federal, state and local taxes. Any of these taxes would adversely affect our financial condition and results of operations.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments. To remain qualified as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Compliance with the REIT requirements may limit our growth prospects.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of taxable REIT subsidiaries and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of taxable REIT subsidiaries and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by the securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments, which could adversely affect our financial condition and results of operations.

The prohibited transactions tax may limit our ability to sell properties. A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can in all cases comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through our taxable REIT subsidiary, which would be subject to federal and state income taxation.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends. Dividends payable by REITs to U.S. stockholders are taxed at a maximum individual rate of 33.4% (including the 3.8% net investment income tax and after factoring in a 20% deduction for pass-through income). The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our stock.

We face possible tax audits. Because we are organized and qualify as a REIT, we are generally not subject to federal income taxes. We are, however, subject to federal, state and local taxes in certain instances. In the normal course of business, certain entities through which we own real estate have undergone tax audits. While tax deficiency notices from the jurisdictions conducting previous audits have not been material, there can be no assurance that future audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

Risks Related to an Investment in our Securities

The price of our Common Stock is volatile and may decline. A number of factors may adversely influence the public market price of our Common Stock. These factors include:

- the level of institutional interest in us;

- the perceived attractiveness of investment in us, in comparison to other REITs;

- the attractiveness of securities of REITs, and office REITs in particular, in comparison to other asset classes;

- our financial condition and performance;

- the market's perception of our business and growth prospects and potential future cash dividends;

- government action or regulation, including changes in tax laws;

- increases in market interest rates, which may lead investors to expect a higher annual yield from our distributions in relation to the price of our Common Stock;

- changes in our credit ratings;

- the issuance of additional shares of Common Stock, or the perception that such issuances might occur, including under our equity distribution agreements; and

- any negative change in the level or stability of our dividend.

Tax elections regarding distributions may impact the future liquidity of the Company or our stockholders. Under certain circumstances, we may consider making a tax election to treat future distributions to stockholders as distributions in the current year. This election, which is provided for in the Internal Revenue Code, may allow us to avoid increasing our dividends or paying additional income taxes in the current year. However, this could result in a constraint on our ability to decrease our dividends in future years without creating risk of either violating the REIT distribution requirements or generating additional income tax liability.

Tax legislative or regulatory action could adversely affect us or our stockholders. In recent years, numerous legislative, judicial and administrative changes have been made to the U.S. federal income tax laws applicable to investments similar to an investment in our Common Stock. Additional changes to tax laws are likely to continue in the future, and we cannot assure you that any such changes will not adversely affect the taxation of us or our stockholders. Any such changes could have an adverse effect on an investment in our Common Stock, on the market value of our properties or the attractiveness of securities of REITs generally in comparison to other asset classes.

We cannot assure you that we will continue to pay dividends at historical rates. We generally expect to use cash flows from operating activities to fund dividends. For information regarding our dividend payment history as well as a discussion of the factors that influence the decisions of the Company's Board of Directors regarding dividends and distributions, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Dividends and Distributions." Changes in our future dividend payout level could have a material effect on the market price of our Common Stock.

Cash distributions reduce the amount of cash that would otherwise be available for other business purposes, including paying off debt, reinvesting in our existing portfolio or funding future growth initiatives. For the Company to maintain its qualification as a REIT, it must annually distribute to its stockholders at least 90% of REIT taxable income, excluding net capital gains. In addition, although capital gains are not required to be distributed to maintain REIT status, taxable capital gains, if any, that are generated as part of our investment activities are subject to federal and state income tax unless such gains are distributed to our stockholders. Cash distributions made to stockholders to maintain REIT status or to distribute otherwise taxable capital gains limit our ability to accumulate capital for other business purposes, including paying off debt, reinvesting in our existing portfolio or funding future growth initiatives.

Further issuances of equity securities may adversely affect the market price of our Common Stock and may be dilutive to current stockholders. The sales of a substantial number of Common Shares, or the perception that such sales could occur, could adversely affect the market price of our Common Stock. We have filed a registration statement with the SEC allowing us to offer, from time to time, an indeterminate amount of equity securities (including Common Stock and Preferred Stock) on an as-needed basis and subject to our ability to effect offerings on satisfactory terms based on prevailing conditions. In addition, the Company's Board of Directors has, from time to time, authorized the Company to issue shares of Common Stock pursuant to the Company's equity sales agreements. The interests of our existing stockholders could be diluted if additional equity securities are issued to finance future developments and acquisitions or repay indebtedness. Our ability to execute our business strategy depends on our access to an appropriate blend of: non-core asset sales; debt financing, including unsecured lines of credit and other forms of secured and unsecured debt; and equity financing, including common equity.

We may change our policies without obtaining the approval of our stockholders. Our operating and financial policies, including our policies with respect to acquisitions of real estate, growth, operations, indebtedness, capitalization and dividends, are exclusively determined by the Company's Board of Directors. Accordingly, our stockholders do not control these policies.

Limits on changes in control may discourage takeover attempts beneficial to stockholders. Provisions in the Company's charter and bylaws as well as Maryland general corporation law may have anti-takeover effects that delay, defer or prevent a takeover attempt. For example, these provisions may defer or prevent tender offers for our Common Stock or purchases of large blocks of our Common Stock, thus limiting the opportunities for the Company's stockholders to receive a premium for their shares of Common Stock over then-prevailing market prices. These provisions include the following:

- **Ownership limit**. The Company's charter prohibits direct, indirect or constructive ownership by any person or entity of more than 9.8% of the Company's outstanding capital stock. Any attempt to own or transfer shares of capital stock in excess of the ownership limit without the consent of the Company's Board of Directors will be void.

- **Preferred Stock**. The Company's charter authorizes the Board of Directors to issue preferred stock in one or more classes and establish the preferences and rights of any class of preferred stock issued. These actions can be taken without stockholder approval. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of the Company, even if a change in control were in our best interest.

- **Business combinations.** Pursuant to the Company's charter and Maryland law, the Company cannot merge into or consolidate with another corporation or enter into a statutory share exchange transaction in which the Company is not the surviving entity or sell all or substantially all of its assets unless the Company's Board of Directors adopts a resolution declaring the proposed transaction advisable and a majority of the stockholders voting together as a single class approve the transaction. Maryland law prohibits stockholders from taking action by written consent unless all stockholders consent in writing. The practical effect of this limitation is that any action required or permitted to be taken by the Company's stockholders may only be taken if it is properly brought before an annual or special meeting of stockholders. The Company's bylaws further provide that in order for a stockholder to properly bring any matter before a meeting, the stockholder must comply with requirements regarding advance notice. The foregoing provisions could have the effect of delaying until the next annual meeting stockholder actions that the holders of a majority of the Company's outstanding voting securities favor. These provisions may also discourage another person from making a tender offer for the Company's common stock, because such person or entity, even if it acquired a majority of the Company's outstanding voting securities, would likely be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting. Maryland law also establishes special requirements with respect to business combinations between Maryland corporations and interested stockholders unless exemptions apply. Among other things, the law prohibits for five years a merger and other similar transactions between a corporation and an interested stockholder and requires a supermajority vote for such transactions after the end of the five-year period. The Company's charter contains a provision exempting the Company from the Maryland business combination statute. However, we cannot assure you that this charter provision will not be amended or repealed at any point in the future.

- **Control share acquisitions.** Maryland general corporation law also provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer or by officers or employee directors. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the corporation's charter or bylaws. The Company's bylaws contain a provision exempting from the control share acquisition statute any stock acquired by any person. However, we cannot assure you that this bylaw provision will not be amended or repealed at any point in the future.

- **Maryland unsolicited takeover statute.** Under Maryland law, the Company's Board of Directors could adopt various anti-takeover provisions without the consent of stockholders. The adoption of such measures could discourage offers for the Company or make an acquisition of the Company more difficult, even when an acquisition would be in the best interest of the Company's stockholders.

- **Anti-takeover protections of operating partnership agreement**. Upon a change in control of the Company, the partnership agreement of the Operating Partnership requires certain acquirers to maintain an umbrella partnership real estate investment trust structure with terms at least as favorable to the limited partners as are currently in place. For instance, the acquirer would be required to preserve the limited partner's right to continue to hold tax-deferred partnership interests that are redeemable for capital stock of the acquirer. Exceptions would require the approval of two-thirds of the limited partners of our Operating Partnership (other than the Company). These provisions may make a change of control transaction involving the Company more complicated and therefore might decrease the likelihood of such a transaction occurring, even if such a transaction would be in the best interest of the Company's stockholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We face risks associated with security breaches through cyber attacks, cyber intrusions or otherwise, and other significant disruptions of information technology networks and related systems. See also "Item 1A. Risk Factors – Risks Related to our Operations – We face risks associated with security breaches through cyber attacks, cyber intrusions, ransomware or otherwise, as well as other significant disruptions of our information technology ("IT") networks and related systems." We have never experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. With the assistance of a third party technology consulting firm, we have adopted and implemented an approach to identify and mitigate cybersecurity risks. For example, we have adopted and implemented, or are in the process of adopting and implementing, many of the voluntary practices recommended under the National Institute of Standards and Technology cybersecurity framework 2.0, which we believe is a best practice for U.S.-based real estate companies.

Management's information technology steering committee, which is led by the chief information officer and includes all of our executive officers, is responsible for assessing and managing material risks from cybersecurity threats from our own information technology networks and systems we use that are owned by third party service providers. Ryan Hunt has served as our chief information officer since June 2021. Mr. Hunt joined us in 1997 and quickly transitioned his focus to technology. He began his technology career on the IT help desk, served in various other roles within the technology department and most recently served in the role of senior director of application development. Mr. Hunt earned his Bachelor of Science degree in Management Information Systems from North Carolina State University.

Under the direction of our chief information officer with oversight from management's steering committee, the Company has implemented a cybersecurity incident response plan that sets forth a process for detecting and responding to cybersecurity incidents, determining their scope and risk, developing an appropriate response to mitigate and remediate the incident, communicating effectively to all stakeholders and participants and reducing the likelihood of similar future incidents. In the event of a real or perceived cybersecurity incident, the chief information officer would, as soon as practicable, inform management's steering committee, the members of which would then collaborate with the chief information officer to manage material risks.

As part of our overall enterprise risk management processes and to better evaluate our cybersecurity risks, we have conducted a business impact analysis by leveraging our annual company-wide enterprise risk management assessment to understand the relationship between our critical business operations and our information technology systems. We partner with a third party service provider to assist us on a real-time basis with detecting advanced threats, streamline and collaborate on investigations and recommend actions to further strengthen our systems and, if and when necessary, respond to incidents. In addition, we regularly engage independent third parties to test our cybersecurity processes and systems through consulting, independent audits and penetration testing. We also have a cyber risk insurance policy designed to help us mitigate risk exposure by offsetting costs involved with recovery and remediation after a cybersecurity breach or similar event.

We regularly conduct cybersecurity training to ensure all employees are aware of cybersecurity risks and to enable them to take steps to mitigate such risks. For example, all employees are required to successfully complete a cybersecurity risk module and assessment on a quarterly basis. As part of this program, we also take reasonable steps to ensure any employee who may come into possession of confidential financial or health information has received appropriate cybersecurity awareness training and, if applicable, payment card industry (PCI) training.

The audit committee of the Company's Board of Directors is responsible for overseeing management's information technology steering committee as well as management's risk assessment and risk management processes designed to monitor and control cybersecurity threats. Management's steering committee, led by the Company's chief information officer, regularly briefs the audit committee on cybersecurity matters. These briefings generally occur on a quarterly basis. In the event we experience a cybersecurity incident that could materially affect us, including our business strategy, results of operations or financial condition, the Company's chief information officer and other members of management's steering committee (which include executive officers who are also part of our disclosure committee) would review the incident with the audit committee to consider whether and to what extent disclosure is required under Item 1.05 of Form 8-K.

ITEM 2. PROPERTIES

Properties

The following table sets forth information about our portfolio by geographic location as of December 31, 2024:

Market	Rentable Square Feet	Occupancy	Percentage of Annualized GAAP Rental Revenue (1)
Nashville	5,098,000	89.0 %	20.3 %
Raleigh	5,592,000	88.6	20.2
Atlanta	4,935,000	83.7	16.5
Tampa	3,196,000	87.8	12.3
Charlotte	1,991,000	96.3	10.3
Orlando	1,789,000	88.3	6.5
Richmond	1,845,000	85.4	4.6
Other	2,754,000	79.5	9.3
Total	**27,200,000**	**87.1 %**	**100.0 %**

_____

(1) Annualized GAAP Rental Revenue is GAAP rental revenue (base rent plus cost recovery income, including straight-line rent) from our office properties for the month of December 2024 multiplied by 12.

The following table sets forth the net changes in rentable square footage of our portfolio:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Acquisitions	—	—	367
Developments Placed In-Service	18	—	263
Remeasurements/Other (1)	575	5	(11)
Dispositions	(605)	(383)	(437)
Net Change in Rentable Square Footage	**(12)**	**(378)**	**182**

_____

(1) Increase in square footage during 2024 is due to the inclusion of in-service properties owned by consolidated and unconsolidated joint ventures (at our share). See Explanatory Note.

The following table sets forth operating information about our portfolio:

	Average Occupancy	Annualized GAAP Rent Per Square Foot (1)	Annualized Cash Rent Per Square Foot (2)
2020	90.7 %	$ 29.23	$ 28.21
2021	90.0 %	$ 30.75	$ 29.63
2022	90.8 %	$ 31.89	$ 30.51
2023	89.2 %	$ 32.79	$ 32.18
2024	88.0 %	$ 33.73	$ 33.18

_____

(1) Annualized GAAP Rent Per Square Foot is GAAP rental revenue (base rent plus cost recovery income, including straight-line rent) for the month of December of the respective year multiplied by 12, divided by total occupied rentable square footage.

(2) Annualized Cash Rent Per Square Foot is cash rental revenue (base rent plus cost recovery income, excluding straight-line rent) for the month of December of the respective year multiplied by 12, divided by total occupied rentable square footage.

Customers

The following table sets forth information concerning the 20 largest customers in our portfolio as of December 31, 2024:

Customer	Rentable Square Feet	Annualized GAAP Rental Revenue (1)		Percent of Total Annualized GAAP Rental Revenue (1)	Weighted Average Remaining Lease Term in Years
		(in thousands)			
Bank of America	648,440	$	30,168	3.78 %	9.2
Asurion	543,794		28,042	3.51	11.8
Metropolitan Life Insurance	667,228		21,228	2.66	6.2
Federal Government	736,663		21,120	2.64	4.0
Bridgestone Americas	506,128		19,684	2.46	12.7
PPG Industries	370,927		11,284	1.41	6.5
Vanderbilt University	294,389		9,672	1.21	4.9
Mars Petcare	223,700		9,194	1.15	6.4
Albemarle Corporation	162,368		7,154	0.90	9.1
Bass, Berry & Sims	213,951		6,987	0.87	0.1
J.P. Morgan Chase & Co.	183,864		6,508	0.81	3.4
State of Georgia	302,443		6,144	0.77	1.6
Deloitte	132,328		6,027	0.75	5.9
Lifepoint Corporate Services	202,991		5,814	0.73	4.2
Delta Community Credit Union	128,589		5,531	0.69	7.8
CapFinancial Group	120,847		5,495	0.69	8.6
Regus	169,833		5,368	0.67	5.6
Fisher Asset Management	179,184		5,255	0.66	5.3
The Cigna Group	180,728		5,187	0.65	3.0
Global Payments	168,051		5,055	0.63	8.2
Total	**6,136,446**	**$**	**220,917**	**27.64 %**	**7.3**

_____

(1)   Annualized GAAP Rental Revenue is GAAP rental revenue (base rent plus cost recovery income, including straight-line rent) for the month of December 2024 multiplied by 12.

Lease Expirations

The following table sets forth scheduled lease expirations for existing leases in our portfolio as of December 31, 2024:

Lease Expiring (1)	Number of Leases Expiring	Rentable Square Feet Subject to Expiring Leases	Percentage of Leased Square Footage Represented by Expiring Leases	Annualized GAAP Rental Revenue Under Expiring Leases (2)	Average Annual GAAP Rental Rate Per Square Foot for Expirations	Percent of Annualized GAAP Rental Revenue Represented by Expiring Leases (2)
				(in thousands)		
2025 **(3)**	523	2,699,719	11.4 %	$ 80,251	$ 29.73	10.0 %
2026	348	2,218,130	9.4	72,868	32.85	9.1
2027	349	2,668,478	11.3	85,833	32.17	10.7
2028	258	2,411,216	10.2	80,393	33.34	10.1
2029	228	1,864,565	7.9	58,353	31.30	7.3
2030	217	2,951,965	12.4	90,918	30.80	11.4
2031	107	2,537,503	10.7	83,703	32.99	10.5
2032	74	1,089,158	4.6	44,056	40.45	5.5
2033	62	1,219,071	5.1	44,773	36.73	5.6
2034	49	1,502,307	6.3	61,645	41.03	7.7
Thereafter	106	2,531,399	10.7	96,339	38.06	12.1
	2,321	23,693,511	100.0 %	$ 799,132	$ 33.73	100.0 %

(1) Expirations that have been renewed are reflected above based on the renewal expiration date. Expirations include leases related to completed not stabilized development properties but exclude leases related to developments in-process.

(2) Annualized GAAP Rental Revenue is GAAP rental revenue (base rent plus cost recovery income, including straight-line rent) for the month of December 2024 multiplied by 12.

(3) Includes 47,000 rentable square feet of leases that are on a month-to-month basis, which represent 0.2% of total annualized GAAP rental revenue.

In-Process Development

The following table summarizes our in-process office development activity as of December 31, 2024:

Property	Market	Own %	Consolidated (Y/N)	Rentable Square Feet	Anticipated Total Investment (1)	Investment as of December 31, 2024	Pre Leased %	Estimated Completion	Estimated Stabilization
					($ in thousands)				
23Springs	Dallas	50.0 %	N	642,000	$ 460,000	$ 299,422	61.6 %	1Q 25	1Q 28
Midtown East	Tampa	50.0 %	N	143,000	83,000	53,510	34.5	1Q 25	2Q 26
GlenLake Two Retail (2)	Raleigh	100.0 %	Y	8,600	8,100	1,241	100.0	1Q 26	1Q 26
				793,600	$ 551,100	$ 354,173	57.1 %		

(1) Includes estimated lease up costs for tenant improvements and lease commissions until the property has reached stabilization.

(2) Will be recorded in development-in-process on our Consolidated Balance Sheets once we begin construction on the project.

Land Held for Development

As of December 31, 2024, we estimate that we can develop approximately 4.6 million rentable square feet of office space on the wholly-owned development land that we consider core assets for our future development needs. Our core office development land is zoned and available for development, and nearly all of the land has utility infrastructure in place. We believe that our commercially zoned and unencumbered land gives us a development advantage over other commercial office development companies in many of our markets. We also own additional development land on which we or third parties can develop approximately 2.8 million square feet of mixed-use real estate projects, including retail and multi-family.

Joint Venture Investments

The following table sets forth information about our in-service joint venture investments by geographic location as of December 31, 2024:

Market	Rentable Square Feet	Weighted Average Ownership Interest (1)	Occupancy
Dallas	542,000	50.0 %	99.4 %
Kansas City (2)	292,000	50.0	89.4
Richmond	354,000	50.0	100.0
Tampa (3)	152,000	80.0	100.0
Total	1,340,000	53.4 %	97.5 %

(1) Weighted Average Ownership Interest is calculated using Rentable Square Feet.

(2) Excludes our 26.5% unconsolidated ownership interest in a real estate brokerage services company.

(3) The Midtown West joint venture in Tampa is consolidated.

In addition, we own 50.0% interests in 2827 Peachtree (Atlanta), Granite Park Six (Dallas), 23Springs (Dallas) and Midtown East (Tampa), four unconsolidated joint ventures that are currently developing projects that have not yet been placed in service.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are a party to a variety of legal proceedings, claims and assessments arising in the ordinary course of our business. We regularly assess the liabilities and contingencies in connection with these matters based on the latest information available. For matters where it is probable that we have incurred or will incur a loss and the loss or range of loss can be reasonably estimated, the estimated loss is accrued and charged to income in our Consolidated Financial Statements. In other instances, because of the uncertainties related to both the probable outcome and amount or range of loss, a reasonable estimate of liability, if any, cannot be made. Based on the current expected outcome of such matters, none of these proceedings, claims or assessments is expected to have a material adverse effect on our business, financial condition, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM X. INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The Company is the sole general partner of the Operating Partnership. The following table sets forth information with respect to the Company's executive officers:

Name	Age	Position and Background
Theodore J. Klinck	59	Director, President and Chief Executive Officer. Mr. Klinck became a director and our chief executive officer in September 2019. Prior to that, Mr. Klinck was our president and chief operating officer since November 2018, our executive vice president and chief operating and investment officer from September 2015 to November 2018 and was senior vice president and chief investment officer from March 2012 to August 2015. Before joining us, Mr. Klinck served as principal and chief investment officer with Goddard Investment Group, a privately owned real estate investment firm. Previously, Mr. Klinck had been a managing director at Morgan Stanley Real Estate. Mr. Klinck is a member of NAREIT's Executive Board and the Raleigh Chamber Board and is chair of the First Tee of the Triangle.
Brian M. Leary	50	Executive Vice President and Chief Operating Officer. Mr. Leary became chief operating officer in July 2019. Previously, Mr. Leary served as president of the commercial and mixed-use business unit of Crescent Communities since 2014. Prior to joining Crescent, Mr. Leary held senior management positions with Jacoby Development, Inc., Atlanta Beltline, Inc., AIG Global Real Estate, Atlantic Station, LLC and Central Atlanta Progress.
Brendan C. Maiorana	49	Executive Vice President and Chief Financial Officer. Mr. Maiorana became executive vice president of finance in July 2019 and assumed the roles of treasurer in January 2021 and chief financial officer in January 2022. Prior to that, Mr. Maiorana was our senior vice president of finance and investor relations since May 2016. Prior to joining Highwoods, Mr. Maiorana spent 11 years in equity research at Wells Fargo Securities. Prior to that, Mr. Maiorana worked four years at Ernst & Young LLP.
Jeffrey D. Miller	54	Executive Vice President, General Counsel and Secretary. Prior to joining us in March 2007, Mr. Miller was a partner with DLA Piper US, LLP, where he practiced since 2005. Previously, Mr. Miller had been a partner with Alston & Bird LLP. Mr. Miller is admitted to practice in North Carolina. Mr. Miller served as lead independent director of Hatteras Financial Corp., a publicly-traded mortgage REIT (NYSE:HTS), prior to its merger with Annaly Capital Management, Inc. (NYSE:NLY) in July 2016. Mr. Miller is a trustee of Ravenscroft School and a member of the Wake Forest School of Law Board of Visitors.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Common Stock is traded on the NYSE under the symbol "HIW." On December 31, 2024, the Company had 571 common stockholders of record. There is no public trading market for the Common Units. On December 31, 2024, the Operating Partnership had 100 holders of record of Common Units (other than the Company). As of December 31, 2024, there were 107.6 million shares of Common Stock outstanding and 2.2 million Common Units outstanding not owned by the Company.

For information regarding our dividend payment history as well as a discussion of the factors that influence the decisions of the Company's Board of Directors regarding dividends and distributions, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Dividends and Distributions."

The following total return performance graph compares the performance of our Common Stock to the S&P 500 Index and the FTSE NAREIT Equity Office Index. The total return performance graph assumes an investment of $100 in our Common Stock and the two indices on December 31, 2019, and further assumes the reinvestment of all dividends. The FTSE NAREIT Equity Office Index consists of the REITs in the FTSE NAREIT All Equity REITs Index that principally operate in the office sector. Total return performance is not necessarily indicative of future results.



Index	For the Period from December 31, 2019 to December 31,				
	2020	2021	2022	2023	2024
Highwoods Properties, Inc.	85.24	100.26	66.60	59.85	85.65
S&P 500 Index	118.40	152.39	124.79	157.59	197.02
FTSE NAREIT Equity Office Index	81.56	99.51	62.07	63.34	76.95

The performance graph above is being furnished as part of this Annual Report solely in accordance with the requirement under Rule 14a-3(b)(9) to furnish the Company's stockholders with such information and, therefore, is not deemed to be filed, or incorporated by reference in any filing, by the Company or the Operating Partnership under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Company has a Dividend Reinvestment and Stock Purchase Plan ("DRIP") under which holders of Common Stock may elect to automatically reinvest their dividends in additional shares of Common Stock and make optional cash payments for additional shares of Common Stock. The Company satisfies its DRIP obligations by instructing the DRIP administrator to purchase Common Stock in the open market.

The Company has an Employee Stock Purchase Plan ("ESPP") pursuant to which employees may contribute up to 25% of their cash compensation for the purchase of Common Stock. At the end of each quarter, each participant's account balance, which includes accumulated dividends, is applied to acquire shares of Common Stock at a cost that is calculated at 85% of the average closing price on the NYSE on the five consecutive days preceding the last day of the quarter. Generally, shares purchased under the ESPP must be held at least one year. The Company satisfies its ESPP obligations by issuing additional shares of Common Stock.

Information about the Company's equity compensation plans and other related stockholder matters is incorporated herein by reference to the Company's Proxy Statement to be filed in connection with its annual meeting of stockholders to be held on May 13, 2025.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the accompanying Consolidated Financial Statements and related notes contained elsewhere herein.

Disclosure Regarding Forward-Looking Statements

Some of the information in this Annual Report may contain forward-looking statements. Such statements include, in particular, statements about our plans, strategies and prospects under this section and under the heading "Item 1. Business." You can identify forward-looking statements by our use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that our plans, intentions or expectations will be achieved. When considering such forward-looking statements, you should keep in mind important factors that could cause our actual results to differ materially from those contained in any forward-looking statement, including the following:

- the financial condition of our customers could deteriorate;

- our assumptions regarding potential losses related to customer financial difficulties could prove incorrect;

- counterparties under our debt instruments, particularly our revolving credit facility, may attempt to avoid their obligations thereunder, which, if successful, would reduce our available liquidity;

- we may not be able to lease or re-lease second generation space, defined as previously occupied space that becomes available for lease, quickly or on as favorable terms as old leases;

- we may not be able to lease newly constructed buildings as quickly or on as favorable terms as originally anticipated;

- we may not be able to complete development, acquisition, reinvestment, disposition or joint venture projects as quickly or on as favorable terms as anticipated;

- development activity in our existing markets could result in an excessive supply relative to customer demand;

- our markets may suffer declines in economic and/or office employment growth;

- increases in interest rates could increase our debt service costs;

- increases in operating expenses could negatively impact our operating results;

- natural disasters and climate change could have an adverse impact on our cash flow and operating results;

- we may not be able to meet our liquidity requirements or obtain capital on favorable terms to fund our working capital needs and growth initiatives or repay or refinance outstanding debt upon maturity; and

- the Company could lose key executive officers.

This list of risks and uncertainties, however, is not intended to be exhaustive. You should also review the other cautionary statements we make in "Item 1A. Risk Factors" set forth in this Annual Report. Given these uncertainties, you should not place undue reliance on forward-looking statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements to reflect any future events or circumstances or to reflect the occurrence of unanticipated events.

Executive Summary

Our vision is to be a leader in the evolution of commercial real estate for the benefit of our customers, our communities and those who invest with us. Our mission is to create environments and experiences that inspire our teammates and our customers to achieve more together. We are in the work-placemaking business and believe that by creating exceptional environments and experiences, we can deliver greater value to our customers, their teammates and, in turn, our shareholders. By creating and operating commute-worthy places, we support the growth and success of our customers and contribute to the vitality of our communities. Our simple strategy is to own and operate high-quality workplaces in the BBDs within our footprint, maintain a strong balance sheet to be opportunistic throughout economic cycles, employ a talented and dedicated team and communicate transparently with all stakeholders. We focus on owning and managing buildings in the most dynamic and vibrant BBDs. BBDs are highly-energized and amenitized workplace locations that enhance our customers' ability to attract and retain talent. They are both urban and suburban. Providing the most talent-supportive workplace options in these environments is core to our work-placemaking strategy.

Our investment thesis is to generate attractive and sustainable returns over the long term for our stockholders by developing, acquiring and owning a portfolio of high-quality, differentiated office buildings in the BBDs of our core markets. A core component of this strategy is to continuously strengthen the financial and operational performance, resiliency and long-term growth prospects of our existing in-service portfolio and recycle those properties that no longer meet our criteria.

Revenues

Our operating results depend heavily on successfully leasing and operating the office space in our portfolio. Economic growth and office employment levels in our core markets are important factors, among others, in predicting our future operating results.

The key components affecting our rental and other revenues are average occupancy, rental rates, cost recovery income, new developments placed in service, acquisitions and dispositions. Average occupancy generally increases during times of improving economic growth, as our ability to lease space outpaces vacancies that occur upon the expirations of existing leases. Average occupancy generally declines during times of slower or negative economic growth, when new vacancies tend to outpace our ability to lease space. Asset acquisitions, dispositions and new developments placed in service directly impact our rental revenues and could impact our average occupancy, depending upon the occupancy rate of the properties that are acquired, sold or placed in service. Another indicator of the predictability of future revenues is the expected lease expirations of our portfolio. As a result, in addition to seeking to increase our average occupancy by leasing current vacant space, we also concentrate our leasing efforts on renewing existing leases prior to expiration. For more information regarding our lease expirations, see "Item 2. Properties - Lease Expirations" and "Item 1A. Risk Factors – Risks Related to our Operations. The continued social acceptance, desirability and perceived economic benefits of work-from-home arrangements could materially and negatively impact the future demand for office space over the long-term."

Occupancy in our office portfolio decreased from 88.9% as of December 31, 2023 to 87.1% as of December 31, 2024. We expect average occupancy in our office portfolio to range from 85.0% to 86.5% for 2025.

Whether or not our rental revenue tracks average occupancy proportionally depends upon whether GAAP rents under signed new and renewal leases are higher or lower than the GAAP rents under expiring leases. Annualized rental revenues from second generation leases expiring during any particular year are typically less than 15% of our total annual rental revenues. The following table sets forth information regarding second generation office leases signed during the fourth quarter of 2024 (we define second generation office leases as leases with new customers and renewals of existing customers in both consolidated and unconsolidated office space that has been previously occupied and leases with respect to vacant space in acquired buildings):

	New	Renewal	All Office
Leased space (in rentable square feet)	348,797	919,011	1,267,808
Average term (in years - rentable square foot weighted)	7.4	6.2	6.6
Base rents (per rentable square foot) (1)	$ 35.75	$ 34.64	$ 34.94
Rent concessions (per rentable square foot) (1)	(2.01)	(1.47)	(1.62)
GAAP rents (per rentable square foot) (1)	$ 33.74	$ 33.17	$ 33.32
Tenant improvements (per rentable square foot) (1)	$ 5.13	$ 3.78	$ 4.15
Leasing commissions (per rentable square foot) (1)	$ 1.32	$ 1.00	$ 1.09

_____

(1) Weighted average per rentable square foot on an annual basis over the lease term.

Annual combined GAAP rents for new and renewal leases signed in the fourth quarter were $33.32 per rentable square foot, 12.2% higher compared to previous leases in the same office spaces.

We strive to maintain a diverse, stable and creditworthy customer base. We have an internal guideline whereby customers that account for more than 3% of our revenues are periodically reviewed with the Company's Board of Directors. As of December 31, 2024, only Bank of America (3.8%) and Asurion (3.5%) accounted for more than 3% of our annualized GAAP revenues. See "Item 2. Properties - Customers."

Expenses

Our expenses primarily consist of rental property expenses, depreciation and amortization, general and administrative expenses and interest expense. From time to time, expenses also include impairments of real estate assets. Rental property expenses are expenses associated with our ownership and operation of rental properties and include expenses that vary somewhat proportionately to occupancy and usage levels, such as janitorial services and utilities, and expenses that do not vary based on occupancy, such as property taxes and insurance. Depreciation and amortization is a non-cash expense associated with the ownership of real property and generally remains relatively consistent each year, unless we buy, develop or sell assets, since our properties and related building and tenant improvement assets are depreciated on a straight-line basis over fixed lives. General and administrative expenses consist primarily of management and employee salaries and benefits, corporate overhead and short and long-term incentive compensation.

Net Operating Income

Whether or not we record increasing net operating income ("NOI") in our same property portfolio typically depends upon our ability to garner higher rental revenues, whether from higher average occupancy, higher GAAP rents per rentable square foot or higher cost recovery income, that exceed any corresponding growth in operating expenses. Consolidated same property NOI was $4.3 million, or 0.8%, lower in 2024 as compared to 2023 due to an increase of $8.3 million in same property expenses offset by an increase of $4.0 million in same property revenues. We expect same property NOI to be lower in 2025 as compared to 2024 primarily due to lower anticipated average occupancy.

In addition to the effect of same property NOI, whether or not NOI increases typically depends upon whether the NOI from our acquired properties and recently completed development projects exceeds the lost NOI from property dispositions. NOI was $11.5 million, or 2.0%, lower in 2024 as compared to 2023 primarily due to lost NOI from property dispositions and lower consolidated same property NOI, partially offset by NOI from recently completed development projects in Raleigh and Charlotte. We expect NOI to be lower in 2025 as compared to 2024 due to lost NOI from property dispositions and an anticipated decrease in same property NOI, partially offset by recently completed development projects.

Cash Flows

In calculating net cash related to operating activities, depreciation and amortization, which are non-cash expenses, are added back to net income. We have historically generated a positive amount of cash from operating activities. From period to period, cash flow from operations depends primarily upon changes in our net income, as discussed more fully below under "Results of Operations," changes in receivables and payables and net additions or decreases in our overall portfolio.

Net cash related to investing activities generally relates to capitalized costs incurred for leasing and major building improvements and our acquisition, development, disposition and joint venture activity. During periods of significant net acquisition and/or development activity, our cash used in such investing activities will generally exceed cash provided by investing activities, which typically consists of cash received upon the sale of properties and distributions from our joint ventures.

Net cash related to financing activities generally relates to distributions, incurrence and repayment of debt, and issuances, repurchases or redemptions of Common Stock, Common Units and Preferred Stock. We use a significant amount of our cash to fund distributions. Whether or not we have increases in the outstanding balances of debt during a period depends generally upon the net effect of our acquisition, disposition, development and joint venture activity. We generally use our revolving credit facility for daily working capital purposes, which means that during any given period, in order to minimize interest expense, we may record significant repayments and borrowings under our revolving credit facility.

For a discussion regarding dividends and distributions, see "Liquidity and Capital Resources - Dividends and Distributions."

Liquidity and Capital Resources

We continue to maintain a conservative and flexible balance sheet and believe we have ample liquidity to fund our operations and growth prospects. As of January 31, 2025, we had approximately $34 million of existing cash and $119.0 million drawn on our $750 million revolving credit facility, which is scheduled to mature in January 2028 (but can be extended for two additional six-month periods at our option). As of December 31, 2024, our leverage ratio, as measured by the ratio of our mortgages and notes payable and outstanding preferred stock to the undepreciated book value of our assets, was 42.1%, and there were 109.8 million diluted shares of Common Stock outstanding.

Rental and other revenues are our principal source of funds to meet our short-term liquidity requirements. Other sources of funds for short-term liquidity needs include available working capital and borrowings under our revolving credit facility. Our short-term liquidity requirements primarily consist of operating expenses, interest and principal amortization on our debt, distributions and capital expenditures, including building improvement costs, tenant improvement costs and lease commissions. Building improvements are capital costs to maintain or enhance existing buildings not typically related to a specific customer. Tenant improvements are the costs required to customize space for our customers' specific needs. We anticipate that our available cash and cash equivalents and cash provided by operating activities and planned financing activities, including borrowings under our revolving credit facility, will be adequate to meet our short-term liquidity requirements. We use our revolving credit facility for working capital purposes, the short-term funding of our development and acquisition activity and, in certain instances, the repayment of other debt. The continued ability to borrow under the revolving credit facility allows us to quickly capitalize on strategic opportunities at short-term interest rates.

We generally believe existing cash and rental and other revenues will continue to be sufficient to fund short-term liquidity needs such as funding operating and general and administrative expenses, paying interest expense, maintaining our existing quarterly dividend and funding existing portfolio capital expenditures, including building improvement costs, tenant improvement costs and lease commissions.

Our long-term liquidity uses generally consist of the retirement or refinancing of debt upon maturity, funding of building improvements, new building developments (including our proportionate share of joint venture developments) and land infrastructure projects and funding acquisitions of buildings and development land. Additionally, we may, from time to time, retire outstanding equity and/or debt securities through redemptions, open market repurchases, privately negotiated acquisitions or otherwise.

We expect to meet our long-term liquidity needs through a combination of:

- cash flows from operating activities;
- issuance of debt securities by the Operating Partnership;
- issuance of secured debt;
- bank term loans;
- borrowings under our revolving credit facility;
- issuance of equity securities by the Company or the Operating Partnership; and
- the disposition of non-core assets.

We have no debt scheduled to mature prior to 2026. We generally believe we will be able to satisfy future obligations with existing cash, borrowings under our revolving credit facility, new bank term loans, issuance of other unsecured debt, mortgage debt and/or proceeds from the sale of additional non-core assets.

Investment Activity

As noted above, a key tenet of our strategic plan is to continuously upgrade the quality of our office portfolio through acquisitions, dispositions and development. We generally seek to acquire and develop office buildings that improve the average quality of our overall portfolio and deliver consistent and sustainable value for our stockholders over the long-term. Whether or not an asset acquisition or new development results in higher per share net income or funds from operations ("FFO") in any given period depends upon a number of factors, including whether the NOI for any such period exceeds the actual cost of capital used to finance the acquisition or development. Additionally, given the length of construction cycles, development projects are not placed in service until several years after commencement in some cases. Sales of non-core assets could result in lower per share net income or FFO in any given period in the event the return on the resulting use of proceeds does not exceed the capitalization rate on the sold properties.

Results of Operations

Comparison of 2024 to 2023

Rental and Other Revenues

Rental and other revenues were $8.1 million, or 1.0%, lower in 2024 as compared to 2023 primarily due to lost revenue from property dispositions in Raleigh, which decreased rental and other revenues by $14.4 million. This decrease was partially offset by higher consolidated same property revenues and recently completed development projects in Raleigh and Charlotte, which increased rental and other revenues by $4.0 million and $3.1 million, respectively. Same property rental and other revenues were higher primarily due to higher average GAAP rents per rentable square foot, higher cost recoveries and higher parking income, partially offset by a decrease in average occupancy. We expect rental and other revenues to be lower in 2025 as compared to 2024 due to lower anticipated average occupancy and lost revenue from property dispositions, partially offset by recently completed development projects in Raleigh and Charlotte.

Operating Expenses

Rental property and other expenses were $3.4 million, or 1.3%, higher in 2024 as compared to 2023 primarily due to $8.3 million of higher consolidated same property operating expenses, partially offset by a $4.6 million decrease in operating expenses from property dispositions in Raleigh. Same property operating expenses were higher primarily due to higher contract services, property insurance, repairs and maintenance and utilities, partially offset by lower taxes. We expect operating expenses to be lower in 2025 as compared to 2024 primarily due to property dispositions.

Depreciation and amortization expense was $0.4 million, or 0.1%, lower in 2024 as compared to 2023 primarily due to property dispositions in Raleigh and fully amortized acquisition-related intangible assets. These decreases were partially offset by accelerated depreciation and amortization of tenant improvements and deferred leasing costs associated with the cancellation of a lease with a backfill customer for 110,000 square feet in the former Tivity building in Nashville that was originally scheduled to commence in the third quarter of 2024 and recently completed development projects in Raleigh and Charlotte. We expect depreciation and amortization to be lower in 2025 as compared to 2024 due to property dispositions, fully amortized acquisition-related intangible assets and the accelerated costs relating to the Nashville lease cancellation in 2024.

In 2024, we recorded an impairment charge of $24.6 million to lower the carrying amount of EQT Plaza in Pittsburgh to its estimated fair value. EQT Plaza is a 616,000 square foot non-core office building located in Pittsburgh's CBD. We recorded no such impairment in 2023.

General and administrative expenses were $1.0 million, or 2.2%, lower in 2024 as compared to 2023, primarily due to lower predevelopment cost write-offs, partially offset by higher incentive compensation. We expect general and administrative expenses to be lower in 2025 as compared to 2024 due to lower predevelopment cost write-offs, partially offset by higher salaries and benefits.

Interest Expense

Interest expense was $10.5 million, or 7.7%, higher in 2024 as compared to 2023 primarily due to higher average interest rates and higher average debt balances. We expect interest expense to be lower in 2025 as compared to 2024 due to lower average interest rates and lower average debt balances, partially offset by lower capitalized interest.

Other Income

Other income was $7.9 million higher in 2024 as compared to 2023 primarily due to a refund of $5.8 million in the aggregate of Tennessee franchise taxes paid for the 2020 through 2023 tax years. During the second quarter of 2024, the State of Tennessee modified the methodology for calculating franchise taxes. The modification lowers our annual franchise tax obligation and was allowed to be applied retrospectively back to 2020. We also earned higher interest income from seller financing and loans provided to the 2827 Peachtree and Midtown East joint ventures.

Gains on Disposition of Property

Gains on disposition of property were $1.0 million lower in 2024 as compared to 2023. The gains during 2024 related to building dispositions in Raleigh and a land disposition in Greensboro, while the gains during 2023 related to building dispositions in Nashville, Tampa and Raleigh and a land disposition in Nashville.

Gain on Deconsolidation of Affiliate

We recognized a gain on deconsolidation of $11.8 million in 2023 related to adjusting our retained interest in the Markel joint venture to fair value. We recorded no such gain on deconsolidation in 2024.

Equity in Earnings of Unconsolidated Affiliates

Equity in earnings of unconsolidated affiliates was $3.1 million higher in 2024 as compared to 2023 primarily due to lower interest expense from our McKinney and Olive joint venture due to the payoff of a mortgage loan in the third quarter of 2024, higher income from our 2827 Peachtree joint venture, which was completed in the third quarter of 2023, and predevelopment cost write-offs on our Markel joint venture in 2023. These increases were partially offset by a higher net loss from our Granite Park Six joint venture, which was completed in the third quarter of 2023 but is not yet stabilized.

Earnings Per Common Share - Diluted

Diluted earnings per common share was $0.45 lower in 2024 as compared to 2023 due to a decrease in net income for the reasons discussed above.

Comparison of 2023 to 2022

For a comparison of 2023 to 2022, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations" in our 2023 Annual Report on Form 10-K.

Liquidity and Capital Resources

Statements of Cash Flows

We report and analyze our cash flows based on operating activities, investing activities and financing activities. The following table sets forth the changes in the Company's cash flows (in thousands):

	Year Ended December 31,			2024-2023 Change	2023-2022 Change
	2024	2023	2022		
Net Cash Provided By Operating Activities	$ 403,584	$ 386,962	$ 421,779	$ 16,622	$ (34,817)
Net Cash Used In Investing Activities	(302,435)	(169,686)	(614,799)	(132,749)	445,113
Net Cash Provided By/(Used In) Financing Activities	(99,041)	(205,426)	187,927	106,385	(393,353)
Total Cash Flows	$ 2,108	$ 11,850	$ (5,093)	$ (9,742)	$ 16,943

Comparison of 2024 to 2023

The change in net cash provided by operating activities in 2024 as compared to 2023 was primarily due to net cash from the operations of consolidated same properties, recently completed development projects in Raleigh and Charlotte and changes in operating assets and liabilities, partially offset by property dispositions and higher interest expense. We expect net cash related to operating activities to be lower in 2025 as compared to 2024 due to lower anticipated occupancy and property dispositions, partially offset by net cash from recently completed development projects in Raleigh and Charlotte.

The change in net cash used in investing activities in 2024 as compared to 2023 was primarily due to the redemption of our short-term preferred equity investment in the McKinney and Olive joint venture in 2023, contributions to the McKinney and Olive joint venture in 2024 to pay off a mortgage loan, contributions to the Granite Park Six joint venture in 2024 to pay down a construction loan, the acquisition of fee simple title to land underneath our Century Center assets in Atlanta in 2024 and higher investments in tenant improvements and deferred leasing costs in 2024. These changes were partially offset by lower investments in building improvements and development in process. We expect uses of cash for investing activities in 2025 to be primarily driven by whether or not we acquire and commence development of additional office buildings in the BBDs of our markets. We expect these uses of cash for investing activities will be partially offset by proceeds from property dispositions in 2025.

The change in net cash used in financing activities in 2024 as compared to 2023 was primarily due to higher net debt borrowings and proceeds from issuance of common stock in 2024. Assuming the net effect of our acquisition, disposition and development activity in 2025 results in an increase to our assets, we would expect outstanding debt and/or Common Stock balances to increase.

Comparison of 2023 to 2022

For a comparison of 2023 to 2022, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" in our 2023 Annual Report on Form 10-K.

Capitalization

The following table sets forth the Company's capitalization (in thousands, except per share amounts):

	December 31,		
	2024		2023
Mortgages and notes payable, net, at recorded book value	$ 3,293,559	$	3,213,206
Preferred Stock, at liquidation value	$ 28,811	$	28,811
Common Stock outstanding	107,624		105,710
Common Units outstanding (not owned by the Company)	2,151		2,157
Per share stock price at year end	$ 30.58	$	22.96
Market value of Common Stock and Common Units	$ 3,356,920	$	2,476,626
Total capitalization	$ 6,679,290	$	5,718,643

As of December 31, 2024, our mortgages and notes payable and outstanding preferred stock represented 49.7% of our total capitalization and 42.1% of the undepreciated book value of our assets. See also "Executive Summary - Liquidity and Capital Resources."

Our mortgages and notes payable as of December 31, 2024 consisted of $712.2 million of secured indebtedness with a weighted average interest rate of 4.43% and $2,595.8 million of unsecured indebtedness with a weighted average interest rate of 4.45%. The secured indebtedness was collateralized by real estate assets with an undepreciated book value of $1,245.0 million. As of December 31, 2024, $454.0 million of our debt does not bear interest at fixed rates or is not protected by interest rate hedge contracts.

Investment Activity

 - Acquisitions

In the normal course of business, we regularly evaluate potential acquisitions. As a result, from time to time, we may have one or more potential acquisitions under consideration that are in varying stages of evaluation, negotiation or due diligence, including potential acquisitions that are subject to non-binding letters of intent or enforceable contracts. Consummation of any transaction is subject to a number of contingencies, including the satisfaction of customary closing conditions. No assurances can be provided that we will acquire any properties in the future. See "Item 1A. Risk Factors – Risks Related to our Investment Activity – Recent and future acquisitions and development properties may fail to perform in accordance with our expectations and may require renovation and development costs exceeding our estimates."

During the fourth quarter of 2024, we acquired fee simple title to the land underneath our Century Center assets in Atlanta for a purchase price, including capitalized acquisition costs, of $50.8 million. We previously held most of our buildings in Century Center, a 12-building office park encompassing 1.7 million square feet and 13 acres of developable land, pursuant to a long-term ground lease with a third party who owned fee simple title to the land. Acquiring the land underneath our Century Center assets consolidates our ownership of the buildings and the land, which provides us with more long-term flexibility and certainty.

 - Dispositions

On February 3, 2025, we sold three buildings in Tampa for a sales price of $145.0 million and expect to record a gain on disposition of property of $82.3 million.

During the fourth quarter of 2024, we sold a building in Raleigh for a sales price of $21.4 million and recorded a gain on disposition of property of $4.2 million.

During the third quarter of 2024, we completed our exit from the Greensboro market by selling our last remaining land parcel for a sales price of $4.5 million and recorded a gain on disposition of property of $0.4 million.

During the second quarter of 2024, we sold seven buildings in Raleigh for a sales price of $62.5 million and recorded a gain on disposition of property of $35.0 million.

During the first quarter of 2024, we sold two buildings in Raleigh for an aggregate sales price of $16.9 million and recorded aggregate gains on disposition of property of $7.2 million.

- Impairments

During the fourth quarter of 2024, we recorded an impairment charge of $24.6 million to lower the carrying amount of EQT Plaza to its estimated fair value.

- Joint Venture Investments

We have a 50% interest in the McKinney & Olive joint venture. During the third quarter of 2024, the McKinney & Olive joint venture paid off at maturity the remaining $134.3 million balance on a secured mortgage loan with a stated interest rate of 4.5% and an effective interest rate of 5.3%. In connection with this loan payoff, we and Granite each contributed $62.1 million to the joint venture.

We have a 50% interest in the Granite Park Six joint venture. During the third quarter of 2024, the Granite Park Six joint venture paid down the outstanding $70.9 million balance with respect to a $115.0 million construction loan obtained in 2022. The loan, which matures in January 2026, has an interest rate of SOFR plus 394 basis points. In connection with this loan paydown, we and Granite each contributed $35.5 million to the joint venture. In connection with this loan, the Granite Park Six joint venture obtained interest rate hedge contracts that effectively cap the underlying SOFR rate at 3.5%. The initial contract capped the rate with respect to $95.2 million of any outstanding amounts and expired in July 2024. The new contract caps the rate with respect to $38.8 million of any outstanding amounts and expires in July 2025. As of December 31, 2024, $1.9 million was drawn on this loan.

We have a 50% interest in the 23Springs joint venture. The 23Springs joint venture obtained a construction loan for $265.0 million, with an interest rate of SOFR plus 355 basis points and a maturity date of March 2026. In connection with this loan, the 23Springs joint venture obtained interest rate hedge contracts that effectively cap the underlying SOFR rate at 3.5%. The initial contract capped the rate with respect to $83.0 million of any outstanding amounts and expired in April 2024. The new contract caps the rate with respect to $134.0 million of any outstanding amounts and expires in April 2025. As of December 31, 2024, $94.6 million was drawn on this loan.

- In-Process Development

For a table summarizing our in-process office development activity, see "Item 2. Properties - In-Process Development."

Financing Activity

During 2023, we entered into separate equity distribution agreements with each of Wells Fargo Securities, LLC, BofA Securities, Inc., BTIG, LLC, Jefferies LLC, J.P. Morgan Securities LLC, Regions Securities LLC, TD Securities (USA) LLC and Truist Securities, Inc. Under the terms of the equity distribution agreements, the Company may offer and sell up to $300.0 million in aggregate gross sales price of shares of Common Stock from time to time through such firms, acting as agents of the Company or as principals. Sales of the shares, if any, may be made by means of ordinary brokers' transactions on the NYSE or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices or as otherwise agreed with any of such firms (which may include block trades). During the fourth quarter of 2024, the Company issued 1.6 million shares of Common Stock under its equity distribution agreements at an average gross sales price of $32.71 per share and received net proceeds, after sales commissions, of $51.3 million. We paid an aggregate of $0.8 million in sales commissions to BTIG, LLC, TD Securities (USA) LLC and Truist Securities, Inc. during the fourth quarter of 2024.

Our $750.0 million unsecured revolving credit facility was modified during the first quarter of 2024 and is now scheduled to mature in January 2028 (but can be extended for two additional six-month periods at our option assuming no defaults have occurred). The interest rate on our revolving credit facility is SOFR plus a related spread adjustment of 10 basis points and a borrowing spread of 85 basis points, based on current credit ratings. The annual facility fee is 20 basis points. The interest rate and facility fee are based on the higher of the publicly announced ratings from Moody's Investors Service or Standard & Poor's Ratings Services. We incurred $7.7 million of debt issuance costs during the first quarter of 2024, which will be amortized along with certain existing unamortized debt issuance costs over the remaining term of our new revolving credit facility and recorded $0.2 million of loss on debt extinguishment. During the second quarter of 2024, we modified the revolving credit facility to provide that the interest rate may be adjusted upward or downward by 2.5 basis points depending upon whether or not we achieve certain pre-determined sustainability goals with respect to the ongoing reduction of greenhouse gas emissions. There was $104.0 million and $119.0 million outstanding under our revolving credit facility as of December 31, 2024 and

January 31, 2025, respectively. As of both December 31, 2024 and January 31, 2025, we had $0.1 million of outstanding letters of credit, which reduce the availability on our revolving credit facility. As a result, the unused capacity of our revolving credit facility as of December 31, 2024 and January 31, 2025 was $645.9 million and $630.9 million, respectively.

We regularly evaluate the financial condition of the financial institutions that participate in our credit facilities and as counterparties under any interest rate swap agreements using publicly available information. Based on this review, we currently expect these financial institutions to perform their obligations under our existing facilities and any swap agreements.

For information regarding our interest hedging activities and other market risks associated with our debt financing activities, see "Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

Covenant Compliance

We are currently in compliance with financial covenants and other requirements with respect to our consolidated debt. Although we expect to remain in compliance with these covenants and ratios for at least the next year, depending upon our future operating performance, property and financing transactions and general economic conditions, we cannot provide any assurances that we will continue to be in compliance.

Our revolving credit facility and bank term loans require us to comply with customary operating covenants and various financial requirements. Upon an event of default on our revolving credit facility, the lenders having at least 51.0% of the total commitments under our revolving credit facility can accelerate all borrowings then outstanding, and we could be prohibited from borrowing any further amounts under our revolving credit facility, which would adversely affect our ability to fund our operations. In addition, certain of our unsecured debt agreements contain cross-default provisions giving the unsecured lenders the right to declare a default if we are in default under more than $35.0 million with respect to other loans in some circumstances.

As of December 31, 2024, the Operating Partnership had the following unsecured notes outstanding ($ in thousands):

	Face Amount		Carrying Amount		Stated Interest Rate	Effective Interest Rate [1]
Notes due March 2027	$	300,000	$	299,134	3.875 %	4.038 %
Notes due March 2028	$	350,000	$	348,690	4.125 %	4.271 %
Notes due April 2029	$	350,000	$	349,583	4.200 %	4.234 %
Notes due February 2030	$	400,000	$	399,498	3.050 %	3.079 %
Notes due February 2031	$	400,000	$	399,048	2.600 %	2.645 %
Notes due February 2034	$	350,000	$	345,862	7.650 %	7.836 %

_____

(1) The effective rate included in the table above excludes the amortized impact of unrealized losses or gains associated with the termination of related forward-starting swaps, if any, and underwriting fees and other expenses.

The indenture that governs these outstanding notes requires us to comply with customary operating covenants and various financial ratios. The trustee or the holders of at least 25.0% in principal amount of any series of notes can accelerate the principal amount of such series upon written notice of a default that remains uncured after 60 days.

We may not be able to repay, refinance or extend any or all of our debt at maturity or upon any acceleration. If any refinancing is done at higher interest rates, the increased interest expense could adversely affect our cash flow and ability to pay distributions. Any such refinancing could also impose tighter financial ratios and other covenants that restrict our ability to take actions that could otherwise be in our best interest, such as funding new development activity, making opportunistic acquisitions, repurchasing our securities or paying distributions.

Contractual Obligations

The following table sets forth a summary regarding our known material contractual obligations on a cash basis, including required interest payments for those items that are interest bearing, as of December 31, 2024 (in thousands):

	Total	Amounts due during the years ending December 31,					
		2025	2026	2027	2028	2029	Thereafter
Mortgages and Notes Payable:							
Principal payments **(1)**	$ 3,305,089	$ 7,268	$ 207,035	$ 458,755	$ 802,765	$ 517,210	$ 1,312,056
Interest payments	718,889	147,295	139,851	120,915	90,155	63,604	157,069
Purchase Obligations:							
Lease and contractual commitments and contingent consideration **(2)**	232,597	180,832	45,448	3,660	325	1,513	819
Other Commitments:							
Advances to unconsolidated affiliates (3)	35,514	28,762	6,659	93	—	—	—
Operating and Finance Lease Obligations:							
Ground leases	81,894	2,071	2,121	2,172	2,226	2,067	71,237
Total	$ 4,373,983	$ 366,228	$ 401,114	$ 585,595	$ 895,471	$ 584,394	$ 1,541,181

_____

(1) Excludes amortization of premiums, discounts, debt issuance costs and/or purchase accounting adjustments.

(2) Consists primarily of commitments under signed leases and contracts for operating properties (excluding tenant-funded tenant improvements), contracts for development/redevelopment projects and unfunded joint venture equity contributions agreed to at formation. Tenant improvements that can be used at the option of the customer at any time during the remaining lease term have been reflected in 2025. The timing of these lease and contractual commitments may fluctuate.

(3) Includes estimated draws on loan commitments to our joint ventures related to our unconsolidated development activity.

The interest payments due on mortgages and notes payable are based on the stated rates for the fixed rate debt and on the rates in effect as of December 31, 2024 for the variable rate debt. The weighted average interest rate on our fixed and variable rate debt was 4.31% and 5.33%, respectively, as of December 31, 2024. For additional information about our operating and finance lease obligations, mortgages and notes payable and purchase obligations, see Notes 2, 6 and 7, respectively, to our Consolidated Financial Statements.

Dividends and Distributions

To maintain its qualification as a REIT, the Company must pay dividends to stockholders that are at least 90.0% of its annual REIT taxable income, excluding net capital gains. The partnership agreement requires the Operating Partnership to distribute at least enough cash for the Company to be able to pay such dividends. The Company's REIT taxable income, as determined by the federal tax laws, does not equal its net income under accounting principles generally accepted in the United States of America ("GAAP"). In addition, although capital gains are not required to be distributed to maintain REIT status, capital gains, if any, are subject to federal and state income tax unless such gains are distributed to stockholders. See "Item 1A. Risk Factors – Risks Related to an Investment in our Securities – Cash distributions reduce the amount of cash that would otherwise be available for other business purposes, including funding debt maturities, reducing debt or future growth initiatives."

The amount of future distributions that will be made is at the discretion of the Company's Board of Directors. The following factors will affect such cash flows and, accordingly, influence the decisions of the Company's Board of Directors regarding dividends and distributions:

• projections with respect to future REIT taxable income expected to be generated by the Company;

• debt service requirements after taking into account debt covenants and the repayment and restructuring of certain indebtedness and the availability of alternative sources of debt and equity capital and their impact on our ability to refinance existing debt and grow our business;

• scheduled increases in base rents of existing leases;

- changes in rents attributable to the renewal of existing leases or replacement leases;

- changes in occupancy rates at existing properties and execution of leases for newly acquired or developed properties;

- changes in operating expenses;

- anticipated leasing capital expenditures attributable to the renewal of existing leases or new leases;

- anticipated building improvements; and

- expected cash flows from financing and investing activities, including from the sales of assets generating taxable gains to the extent such assets are not sold in a tax-deferred exchange under Section 1031 of the Internal Revenue Code or another tax-free or tax-deferred transaction.

On January 29, 2025, the Company declared a cash dividend of $0.50 per share of Common Stock, which is payable on March 11, 2025 to stockholders of record as of February 18, 2025.

The Company declared and paid a cash dividend of $0.50 per share of Common Stock in each quarter of 2024.

Current and Future Cash Needs

We anticipate that our available cash and cash equivalents, cash flows from operating activities and other available financing sources, including the issuance of debt securities by the Operating Partnership, the issuance of secured debt, bank term loans, borrowings under our revolving credit facility, the issuance of equity securities by the Company or the Operating Partnership and the disposition of non-core assets, will be adequate to meet our short-term liquidity requirements. We generally believe existing cash and rental and other revenues will continue to be sufficient to fund operating and general and administrative expenses, interest expense, our existing quarterly dividend and existing portfolio capital expenditures, including building improvement costs, tenant improvement costs and lease commissions.

We had $22.4 million of cash and cash equivalents as of December 31, 2024. The unused capacity of our revolving credit facility as of December 31, 2024 and January 31, 2025, respectively, was $645.9 million and $630.9 million.

We have a currently effective automatic shelf registration statement on Form S-3 with the SEC pursuant to which, at any time and from time to time, in one or more offerings on an as-needed basis, the Company may sell an indefinite amount of common stock, preferred stock and depositary shares and the Operating Partnership may sell an indefinite amount of debt securities, subject to our ability to effect offerings on satisfactory terms based on prevailing market conditions.

The Company from time to time enters into equity distribution agreements with a variety of firms pursuant to which the Company may offer and sell shares of common stock from time to time through such firms, acting as agents of the Company or as principals. Sales of the shares, if any, may be made by means of ordinary brokers' transactions on the NYSE or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices or as otherwise agreed with any of such firms (which may include block trades).

During the remainder of 2025, we expect to sell up to an additional $150 million of properties no longer considered to be core assets due to location, age, quality and/or overall strategic fit. We can make no assurance, however, that we will sell any additional non-core assets or, if we do, what the timing or terms of any such sale will be.

See also "Executive Summary - Liquidity and Capital Resources."


Critical Accounting Estimates


The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from our estimates.

The policies used in the preparation of our Consolidated Financial Statements are described in Note 1 to our Consolidated Financial Statements. However, certain of our significant accounting policies contain an increased level of assumptions used or estimates made in determining their impact in our Consolidated Financial Statements. Management has reviewed and determined the appropriateness of our critical accounting policies and estimates with the audit committee of the Company's Board of Directors.

We consider our critical accounting estimates to be those used in the determination of the reported amounts and disclosure related to the following:

- Acquisition of real estate assets and liabilities;

- Impairments of real estate assets; and

- Credit losses on lease related receivables.

Acquisition of Real Estate Assets and Liabilities

Primarily all of our acquisitions of real estate assets and liabilities are accounted for as asset acquisitions. As such, the purchase prices of acquired tangible and intangible assets and liabilities are recorded and allocated at fair value on a relative basis. The recorded allocations are based on estimated cash flow projections of the properties acquired which incorporates discount, capitalization and interest rates as well as available comparable market information. See Note 1 to our Consolidated Financial Statements for additional details regarding our specific procedures for purchase price allocation.

We use considerable judgement in our estimates of cash flow projections, discount, capitalization and interest rates, fair market lease rates, carrying costs during hypothetical expected lease-up periods and costs to execute similar leases. While our methodology for purchase price allocation did not change during the year ended December 31, 2024, the real estate market is fluid and our assumptions are based on information currently available in the market at the time of acquisition. Significant increases or decreases in these key estimates, particularly with regards to cash flow projections and discount and capitalization rates, would result in a significantly lower or higher fair value measurement of the real estate assets being acquired.

Impairments of Real Estate Assets

We record impairments of our real estate assets classified as held for use when the carrying amount of the asset exceeds the sum of its undiscounted future operating and residual cash flows at the difference between estimated fair value of the asset and the carrying amount. We record impairments of our real estate assets classified as held for sale at the lower of the carrying amount or estimated fair value using the estimated or contracted sales price less costs to sell. See Note 1 to our Consolidated Financial Statements for additional details regarding our specific procedures with respect to impairments of our real estate assets classified as held for use and held for sale.

Any real estate assets recorded at fair value on a non-recurring basis as a result of our impairment analysis are valued using unobservable local and national industry market data such as comparable sales, appraisals, brokers' opinions of value and/or terms of definitive sales contracts. Additionally, the analysis includes considerable judgement in our estimates of hold periods, projected cash flows and discount and capitalization rates. Significant increases or decreases in any of these inputs, particularly with regards to cash flow projections and discount and capitalization rates, would result in a significantly lower or higher fair value measurement of the real estate assets being assessed.

Credit Losses on Lease Related Receivables

Credit losses on lease related receivables, which include accounts receivable and accrued straight-line rents receivable, are recorded as a reduction to rental and other revenues when the amount recorded is determined, in management's judgement, to not be probable of collection. Management's evaluation of collectability requires the exercise of considerable judgement in assessing the current credit quality of our customers using payment history and other available information about the financial condition of the customers. During the year ended December 31, 2024, we have not experienced significant credit losses based on management's evaluation of collectability of our lease receivables. If management's assumptions regarding the collectability of lease related receivables prove incorrect, we could experience credit losses in excess of what was recognized in rental and other revenues.

Non-GAAP Information

The Company believes that FFO, FFO available for common stockholders and FFO available for common stockholders per share are beneficial to management and investors and are important indicators of the performance of any equity REIT. Because these FFO calculations exclude such factors as depreciation, amortization and impairments of real estate assets and gains or losses from sales of operating real estate assets, which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful life estimates, they facilitate comparisons of operating performance between periods and between other REITs. Management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, management believes the use of FFO, FFO available for common stockholders and FFO available for common stockholders per share, together with the required GAAP presentations, provides a more complete understanding of the Company's performance relative to its competitors and a more informed and appropriate basis on which to make decisions involving operating, financing and investing activities.

FFO, FFO available for common stockholders and FFO available for common stockholders per share are non-GAAP financial measures and therefore do not represent net income or net income per share as defined by GAAP. Net income and net income per share as defined by GAAP are the most relevant measures in determining the Company's operating performance because these FFO measures include adjustments that investors may deem subjective, such as adding back expenses such as depreciation, amortization and impairments. Furthermore, FFO available for common stockholders per share does not depict the amount that accrues directly to the stockholders' benefit. Accordingly, FFO, FFO available for common stockholders and FFO available for common stockholders per share should never be considered as alternatives to net income, net income available for common stockholders, or net income available for common stockholders per share as indicators of the Company's operating performance.

The Company's presentation of FFO is consistent with FFO as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), which is calculated as follows:

- Net income/(loss) computed in accordance with GAAP;

- Less net income, or plus net loss, attributable to noncontrolling interests in consolidated affiliates;

- Plus depreciation and amortization of depreciable operating properties;

- Less gains, or plus losses, from sales of depreciable operating properties, plus impairments on depreciable operating properties and excluding items that are classified as extraordinary items under GAAP;

- Plus or minus our share of adjustments, including depreciation and amortization of depreciable operating properties, for unconsolidated joint venture investments (to reflect funds from operations on the same basis); and

- Plus or minus adjustments for depreciation and amortization and gains/(losses) on sales of depreciable operating properties, plus impairments on depreciable operating properties, and noncontrolling interests in consolidated affiliates related to discontinued operations.

In calculating FFO, the Company includes net income attributable to noncontrolling interests in the Operating Partnership, which the Company believes is consistent with standard industry practice for REITs that operate through an UPREIT structure. The Company believes that it is important to present FFO on an as-converted basis since all of the Common Units not owned by the Company are redeemable on a one-for-one basis for shares of its Common Stock.

The following table sets forth the Company's FFO, FFO available for common stockholders and FFO available for common stockholders per share (in thousands, except per share amounts):

		Year Ended December 31,				
		2024		**2023**		**2022**
Funds from operations:						
Net income	$	104,254	$	151,330	$	163,958
Net (income)/loss attributable to noncontrolling interests in consolidated affiliates		34		549		(1,230)
Depreciation and amortization of real estate assets		296,277		296,705		284,723
Impairments of depreciable properties		24,600		—		35,000
(Gains) on disposition of depreciable properties		(46,467)		(33,288)		(47,807)
(Gain) on deconsolidation of affiliate		—		(11,778)		—
Unconsolidated affiliates:						
Depreciation and amortization of real estate assets		15,001		12,223		1,160
Funds from operations		393,699		415,741		435,804
Dividends on Preferred Stock		(2,485)		(2,485)		(2,486)
Funds from operations available for common stockholders	$	391,214	$	413,256	$	433,318
Funds from operations available for common stockholders per share	$	3.61	$	3.83	$	4.03
Weighted average shares outstanding (1)		108,319		107,785		107,567

_____

(1)   Includes assumed conversion of all potentially dilutive Common Stock equivalents.

In addition, the Company believes NOI and same property NOI are useful supplemental measures of the Company's property operating performance because such metrics provide a performance measure of the revenues and expenses directly involved in owning real estate assets and a perspective not immediately apparent from net income or FFO. The Company defines NOI as rental and other revenues less rental property and other expenses. The Company defines cash NOI as NOI less lease termination fees, straight-line rent, amortization of lease incentives and amortization of acquired above and below market leases. Other REITs may use different methodologies to calculate NOI, same property NOI and cash NOI.

In previous periods, our same property portfolio consisted only of wholly owned in-service properties. Beginning in 2024, we updated our same property portfolio to include our share of in-service joint venture properties. As of December 31, 2024, our same property portfolio consisted of 152 wholly owned and joint venture in-service properties encompassing 27.2 million rentable square feet that were owned during the entirety of the periods presented (from January 1, 2023 to December 31, 2024). As of December 31, 2023, our same property portfolio consisted of 154 wholly owned in-service properties encompassing 26.6 million rentable square feet that were owned during the entirety of the periods presented (from January 1, 2022 to December 31, 2023). The change in our same property portfolio was due to the addition of six joint venture properties encompassing 0.7 million rentable square feet, one property acquired during 2022 encompassing 0.4 million rentable square feet and one newly developed property placed in service during 2022 encompassing 0.1 million rentable square feet, offset by the removal of 10 properties that were sold during 2024 encompassing 0.6 million rentable square feet.

The following table sets forth the Company's NOI, same property NOI and same property cash NOI (in thousands):

	Year Ended December 31,	
	2024	2023
Net income	$ 104,254	$ 151,330
Equity in earnings of unconsolidated affiliates	(4,158)	(1,107)
Gain on deconsolidation of affiliate	—	(11,778)
Gains on disposition of property	(46,817)	(47,773)
Other income	(12,337)	(4,435)
Interest expense	147,198	136,710
General and administrative expenses	41,903	42,857
Impairments of real estate assets	24,600	—
Depreciation and amortization	299,046	299,411
Net operating income	553,689	565,215
Our share of unconsolidated joint venture same property net operating income	18,686	18,436
Partner's share of consolidated joint venture same property net operating income	(1,110)	(1,009)
Non same property and other net operating (income)/loss	(3,242)	(10,536)
Same property net operating income	$ 568,023	$ 572,106
Same property net operating income	$ 568,023	$ 572,106
Lease termination fees, straight-line rent and other non-cash adjustments	(13,961)	(25,782)
Same property cash net operating income	$ 554,062	$ 546,324

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The effects of potential changes in interest rates are discussed below. Our market risk discussion includes "forward-looking statements" and represents an estimate of possible changes in fair value or future earnings that would occur assuming hypothetical future movements in interest rates. Actual future results may differ materially from those presented. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and the Notes to Consolidated Financial Statements for a description of our accounting policies and other information related to these financial instruments.

We borrow funds at a combination of fixed and variable rates. Borrowings under our revolving credit facility and bank term loans bear interest at variable rates. Our long-term debt, which consists of secured and unsecured long-term financings, typically bears interest at fixed rates. Our interest rate risk management objectives are to generally limit the impact of interest rate changes on earnings and cash flows and lower our overall borrowing costs. To achieve these objectives, from time to time we enter into interest rate hedge contracts such as collars, swaps, caps and treasury lock agreements in order to mitigate our interest rate risk with respect to existing and prospective debt instruments. We generally do not hold or issue these derivative contracts for trading or speculative purposes.

As of December 31, 2024, we had $2,854.0 million principal amount of fixed rate debt outstanding, a $6.9 million decrease as compared to December 31, 2023. The estimated aggregate fair market value of this debt was $2,659.4 million. If interest rates had been 100 basis points higher, the aggregate fair market value of our fixed rate debt would have been $117.3 million lower. If interest rates had been 100 basis points lower, the aggregate fair market value of our fixed rate debt would have been $124.7 million higher.

As of December 31, 2024, we had $454.0 million of variable rate debt outstanding not protected by interest rate hedge contracts, an $84.0 million increase as compared to December 31, 2023. If the weighted average interest rate on this variable rate debt had been 100 basis points higher or lower, the annual interest expense as of December 31, 2024 would increase or decrease by $4.5 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See page 51 for Index to Consolidated Financial Statements of Highwoods Properties, Inc.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

General

The purpose of this section is to discuss our controls and procedures. The statements in this section represent the conclusions of Theodore J. Klinck, the Company's President and Chief Executive Officer ("CEO"), and Brendan C. Maiorana, the Company's Executive Vice President and Chief Financial Officer ("CFO").

The CEO and CFO evaluations of our controls and procedures include a review of the controls' objectives and design, the controls' implementation by us and the effect of the controls on the information generated for use in this Annual Report. We seek to identify data errors, control problems or acts of fraud and confirm that appropriate corrective action, including process improvements, is undertaken. Our controls and procedures are also evaluated on an ongoing basis by or through the following:

- activities undertaken and reports issued by employees responsible for testing our internal control over financial reporting;

- quarterly sub-certifications by representatives from appropriate business and accounting functions to support the CEO's and CFO's evaluations of our controls and procedures;

- other personnel in our finance and accounting organization;

- members of our internal disclosure committee; and

- members of the audit committee of the Company's Board of Directors.

We do not expect that our controls and procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of controls and procedures must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management's Annual Report on the Company's Internal Control Over Financial Reporting

The Company's management is required to establish and maintain internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect transactions and dispositions of assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Under the supervision of the Company's CEO and CFO, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 based on the criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective. Deloitte & Touche LLP, our independent registered public accounting firm, has issued their attestation report, which is included below, on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Highwoods Properties, Inc.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Highwoods Properties, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 11, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on the Company's Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
February 11, 2025

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2024 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Disclosure Controls and Procedures

SEC rules require us to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our annual and periodic reports filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. As defined in Rule 13a-15(e) under the Exchange Act, disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us is accumulated and communicated to our management, including the Company's CEO and CFO, to allow for timely decisions regarding required disclosure. The Company's CEO and CFO concluded that the Company's disclosure controls and procedures were effective at the end of the period covered by this Annual Report.

ITEM 9B. OTHER INFORMATION

Our current long-term equity incentive plan, pursuant to which our compensation and governance committee may grant stock options, shares of restricted stock and restricted stock units, originally authorized the issuance of up to 3,000,000 shares of common stock, of which not more than 1,000,000 shares could be issued in the form of restricted stock or restricted stock unit awards. To date, 757,640 shares of restricted stock have been issued and are outstanding under the plan. As a result, immediately prior to February 10, 2025, there were 2,242,360 shares available for future issuance under the plan. On February 10, 2025, our board approved an amendment to the plan to reduce the shares available for future issuance from 3,000,000 shares, of which not more than 1,000,000 shares could be issued in the form of restricted stock or restricted stock unit awards, to 1,035,000 shares in the aggregate. As a result, there are now 277,360 shares available for future issuance under our plan, all of which may be issued in the form of restricted stock or restricted stock unit awards.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about the Company's executive officers and directors, the code of ethics that applies to the Company's chief executive officer and senior financial officers, which is posted on our website, and certain corporate governance matters is incorporated herein by reference to the Company's Proxy Statement to be filed in connection with the Company's annual meeting of stockholders to be held on May 13, 2025. No changes have been made to the procedures by which stockholders may recommend nominees to the Company's board of directors since the 2024 annual meeting, which was held on May 14, 2024.

The Company has adopted insider trading policies and procedures governing the purchase, sale and/or other dispositions of our securities by directors, officers and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations and NYSE listing standards. No director or officer of the Company adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements.

See Item X in Part I of this Annual Report for biographical information regarding the Company's executive officers. The Company is the sole general partner of the Operating Partnership.

ITEM 11. EXECUTIVE COMPENSATION

Information about the compensation of the Company's directors and executive officers is incorporated herein by reference to the Company's Proxy Statement to be filed in connection with its annual meeting of stockholders to be held on May 13, 2025.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information about the beneficial ownership of Common Stock and the Company's equity compensation plans is incorporated herein by reference to the Company's Proxy Statement to be filed in connection with its annual meeting of stockholders to be held on May 13, 2025.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information about certain relationships and related transactions, if any, and the independence of the Company's directors is incorporated herein by reference to the Company's Proxy Statement to be filed in connection with its annual meeting of stockholders to be held on May 13, 2025.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about fees paid to and services provided by our independent registered public accounting firm is incorporated herein by reference to the Company's Proxy Statement to be filed in connection with its annual meeting of stockholders to be held on May 13, 2025.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Highwoods Properties, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Highwoods Properties, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Real Estate Assets – Determination of Impairment Indicators and Impairment —Refer to Note 1 and Note 3 to the financial statements

Critical Audit Matter Description

The Company performs an impairment analysis of properties which begins with an evaluation of events or changes in circumstances that may indicate that the carrying value may not be recoverable, such as a significant decline in occupancy, identification of materially adverse legal or environmental factors, a change in the designation of an asset from core to non-core, which may impact the anticipated holding period, or a decline in market value to an amount less than carrying value. When events or changes in circumstances indicate that the carrying value may not be recoverable, the Company evaluates its real estate assets for impairment by comparing undiscounted future cash flows expected to be generated over the estimated hold period of each asset to the respective carrying amount. If the carrying amount of an asset exceeds the undiscounted future cash flows, an analysis is performed to determine the fair value of the asset.

The Company makes judgments that determine whether specific real estate assets possess indicators of impairment. Changes in those judgments could have a material impact on the real estate assets that are identified for further analysis. For those real estate assets where impairment has been identified, the Company makes significant estimates and assumptions to determine the fair value using discounted future cash flows expected to be generated over the life of the asset.

Given (1) the Company's evaluation of possible indications of impairment of real estate assets requires management to make judgments, (2), the undiscounted estimated future operating and residual cash flows to determine recoverability require management to make significant estimates and assumptions related to current and projected trends in rental, occupancy, capitalization rates and estimated hold periods, and (3), the discounted estimated future operating and residual cash flows to determine fair value also require management to make significant estimates and assumptions related to the current and projected trends discount rates, performing audit procedures to evaluate (a) whether management appropriately identified events or changes in circumstances indicating that the carrying amounts of real estate assets may not be recoverable, (b) the reasonableness of managements undiscounted future cash flow analysis, and (c) the reasonableness of managements discounted future cash flow analysis, required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of real estate assets for possible indications of impairment and our procedures related to the undiscounted estimated future operating and residual cash flows to determine recoverability, included the following, among others:

- We tested the effectiveness of controls over management's identification of possible circumstances that may indicate that the carrying amounts of real estate assets are no longer recoverable, including controls over management's designation of an asset as core or non-core, occupancy and management's controls over undiscounted estimated future operating and residual cash flows to determine recoverability.

- We tested the effectiveness of controls over management's determination of fair value utilized to record impairment charges.

- We evaluated management's identification of impairment indicators by developing an independent determination if properties exhibit an indicator of impairment by:

  - Inquiring of management and reading investment committee and board minutes to identify properties that should be evaluated as non-core and therefore may impact the anticipated holding period.

  - Testing real estate assets for possible indications of impairment, including searching for adverse asset-specific circumstances and/or market conditions by reviewing questionnaires to regional property managers and using reputable market surveys.

  - Developing an independent expectation of impairment indicators and comparing such expectation to management's analysis.

- We evaluated the Company's determination of the undiscounted estimated future operating and residual cash flows to determine recoverability for those assets where an indicator had been identified by performing the following:

  - Comparing the projections included in management's cash flow estimates to determine recoverability to the Company's historical results and external market sources.

  - We evaluated the reasonableness of the significant assumptions used in the undiscounted estimated future operating and residual cash flows, including the estimated hold period, rental rates, growth rates, and capitalization rate assumptions.

- We evaluated the Company's determination of fair value for those assets where impairment had been identified by performing the following:

    – With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology and the market prices for comparable properties, and we developed a range of independent estimates of fair value and compared our estimates to those used by management.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
February 11, 2025

We have served as the Company's auditor since 2006.

HIGHWOODS PROPERTIES, INC.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,	
	2024	2023
Assets:		
Real estate assets, at cost:		
Land	$ 570,286	$ 540,050
Buildings and tenant improvements	5,826,603	5,960,895
Development in-process	—	8,918
Land held for development	221,048	227,058
	6,617,937	6,736,921
Less-accumulated depreciation	(1,796,586)	(1,743,390)
Net real estate assets	4,821,351	4,993,531
Real estate and other assets, net, held for sale	55,409	—
Cash and cash equivalents	22,412	25,123
Restricted cash	11,265	6,446
Accounts receivable	28,287	28,094
Mortgages and notes receivable	11,064	4,795
Accrued straight-line rents receivable	308,853	310,649
Investments in and advances to unconsolidated affiliates	485,726	343,241
Deferred leasing costs, net of accumulated amortization of $170,312 and $175,697, respectively	209,967	225,924
Prepaid expenses and other assets, net of accumulated depreciation of $20,626 and $22,142, respectively	75,021	65,125
Total Assets	$ 6,029,355	$ 6,002,928
Liabilities, Noncontrolling Interests in the Operating Partnership and Equity:		
Mortgages and notes payable, net	$ 3,293,559	$ 3,213,206
Accounts payable, accrued expenses and other liabilities	304,551	302,180
Total Liabilities	3,598,110	3,515,386
Commitments and contingencies		
Noncontrolling interests in the Operating Partnership	65,791	49,520
Equity:		
Preferred Stock, $0.01 par value, 50,000,000 authorized shares;		
8.625% Series A Cumulative Redeemable Preferred Shares (liquidation preference $1,000 per share), 28,811 shares issued and outstanding	28,811	28,811
Common Stock, $0.01 par value, 200,000,000 authorized shares;		
107,623,777 and 105,710,315 shares issued and outstanding, respectively	1,076	1,057
Additional paid-in capital	3,144,130	3,103,446
Distributions in excess of net income available for common stockholders	(810,608)	(698,020)
Accumulated other comprehensive loss	(2,246)	(1,997)
Total Stockholders' Equity	2,361,163	2,433,297
Noncontrolling interests in consolidated affiliates	4,291	4,725
Total Equity	2,365,454	2,438,022
Total Liabilities, Noncontrolling Interests in the Operating Partnership and Equity	$ 6,029,355	$ 6,002,928

See accompanying notes to consolidated financial statements.

HIGHWOODS PROPERTIES, INC.
Consolidated Statements of Income
(in thousands, except per share amounts)

	Year Ended December 31,		
	2024	2023	2022
Rental and other revenues	$ 825,862	$ 833,997	$ 828,929
Operating expenses:			
Rental property and other expenses	272,173	268,782	259,806
Depreciation and amortization	299,046	299,411	287,610
Impairments of real estate assets	24,600	—	36,515
General and administrative	41,903	42,857	42,266
Total operating expenses	637,722	611,050	626,197
Interest expense	147,198	136,710	105,385
Other income	12,337	4,435	1,530
Gains on disposition of property	46,817	47,773	63,546
Gain on deconsolidation of affiliate	—	11,778	—
Equity in earnings of unconsolidated affiliates	4,158	1,107	1,535
Net income	104,254	151,330	163,958
Net (income) attributable to noncontrolling interests in the Operating Partnership	(2,040)	(3,164)	(3,670)
Net (income)/loss attributable to noncontrolling interests in consolidated affiliates	34	549	(1,230)
Dividends on Preferred Stock	(2,485)	(2,485)	(2,486)
Net income available for common stockholders	$ 99,763	$ 146,230	$ 156,572
Earnings per Common Share – basic:			
Net income available for common stockholders	$ 0.94	$ 1.39	$ 1.49
Weighted average Common Shares outstanding – basic	106,167	105,529	105,120
Earnings per Common Share – diluted:			
Net income available for common stockholders	$ 0.94	$ 1.39	$ 1.49
Weighted average Common Shares outstanding – diluted	108,319	107,785	107,567

See accompanying notes to consolidated financial statements.

HIGHWOODS PROPERTIES, INC.
Consolidated Statements of Comprehensive Income
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Comprehensive income:			
Net income	$ 104,254	$ 151,330	$ 163,958
Other comprehensive income/(loss):			
Settlement of cash flow hedges	—	(493)	—
Amortization of cash flow hedges	(249)	(293)	(238)
Total other comprehensive loss	(249)	(786)	(238)
Total comprehensive income	104,005	150,544	163,720
Less-comprehensive (income) attributable to noncontrolling interests	(2,006)	(2,615)	(4,900)
Comprehensive income attributable to common stockholders	$ 101,999	$ 147,929	$ 158,820

See accompanying notes to consolidated financial statements.

HIGHWOODS PROPERTIES, INC.
Consolidated Statements of Equity
(in thousands, except share amounts)

	Number of Common Shares	Common Stock	Series A Cumulative Redeemable Preferred Shares	Additional Paid-In Capital	Accumulated Other Compre-hensive Income/(Loss)	Non-controlling Interests in Consolidated Affiliates	Distributions in Excess of Net Income Available for Common Stockholders	Total
Balance as of December 31, 2021	104,892,780	$ 1,049	$ 28,821	$ 3,027,861	$ (973)	$ 22,416	$ (579,616)	$ 2,499,558
Issuances of Common Stock, net of issuance costs and tax withholdings	106,141	1	—	5,166	—	—	—	5,167
Conversions of Common Units to Common Stock	30,909	—	—	1,251	—	—	—	1,251
Dividends on Common Stock ($2.00 per share)		—	—	—	—	—	(210,183)	(210,183)
Dividends on Preferred Stock ($86.25 per share)		—	—	—	—	—	(2,486)	(2,486)
Adjustment of noncontrolling interests in the Operating Partnership to fair value		—	—	39,502	—	—	—	39,502
Distributions to noncontrolling interests in consolidated affiliates		—	—	—	—	(1,411)	—	(1,411)
Issuances of restricted stock	181,807	—	—	—	—	—	—	—
Share-based compensation expense, net of forfeitures	(779)	2	—	7,550	—	—	—	7,552
Net (income) attributable to noncontrolling interests in the Operating Partnership		—	—	—	—	—	(3,670)	(3,670)
Net (income) attributable to noncontrolling interests in consolidated affiliates		—	—	—	—	1,230	(1,230)	—
Comprehensive income:								
Net income		—	—	—	—	—	163,958	163,958
Other comprehensive loss		—	—	—	(238)	—	—	(238)
Total comprehensive income								163,720
Balance as of December 31, 2022	105,210,858	1,052	28,821	3,081,330	(1,211)	22,235	(633,227)	2,499,000
Issuances of Common Stock, net of issuance costs and tax withholdings	27,064	2	—	188	—	—	—	190
Conversions of Common Units to Common Stock	193,907	—	—	4,795	—	—	—	4,795
Dividends on Common Stock ($2.00 per share)		—	—	—	—	—	(211,023)	(211,023)
Dividends on Preferred Stock ($86.25 per share)		—	—	—	—	—	(2,485)	(2,485)
Adjustment of noncontrolling interests in the Operating Partnership to fair value		—	—	10,152	—	—	—	10,152
Contributions from noncontrolling interests in consolidated affiliates		—	—	—	—	320	—	320
Issuances of restricted stock	282,453	—	—	—	—	—	—	—
Redemptions/repurchases of Preferred Stock		—	(10)	—	—	—	—	(10)
Share-based compensation expense, net of forfeitures	(3,967)	3	—	6,981	—	—	—	6,984
Net (income) attributable to noncontrolling interests in the Operating Partnership		—	—	—	—	—	(3,164)	(3,164)
Net loss attributable to noncontrolling interests in consolidated affiliates		—	—	—	—	(549)	549	—
Deconsolidation of affiliate		—	—	—	—	(17,281)	—	(17,281)
Comprehensive income:								
Net income		—	—	—	—	—	151,330	151,330
Other comprehensive loss		—	—	—	(786)	—	—	(786)
Total comprehensive income								150,544
Balance as of December 31, 2023	105,710,315	$ 1,057	$ 28,811	$ 3,103,446	$ (1,997)	$ 4,725	$ (698,020)	$ 2,438,022

HIGHWOODS PROPERTIES, INC.
Consolidated Statements of Equity - Continued
(in thousands, except share amounts)

	Number of Common Shares	Common Stock	Series A Cumulative Redeemable Preferred Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income/ (Loss)	Non-controlling Interests in Consolidated Affiliates	Distributions in Excess of Net Income Available for Common Stockholders	Total
Balance as of December 31, 2023	105,710,315	$ 1,057	$ 28,811	$ 3,103,446	$ (1,997)	$ 4,725	$ (698,020)	$ 2,438,022
Issuances of Common Stock, net of issuance costs and tax withholdings	1,583,545	16	—	51,221	—	—	—	51,237
Conversions of Common Units to Common Stock	5,385	—	—	132	—	—	—	132
Dividends on Common Stock ($2.00 per share)		—	—	—	—	—	(212,351)	(212,351)
Dividends on Preferred Stock ($86.25 per share)		—	—	—	—	—	(2,485)	(2,485)
Adjustment of noncontrolling interests in the Operating Partnership to fair value		—	—	(18,666)	—	—	—	(18,666)
Distributions to noncontrolling interests in consolidated affiliates		—	—	—	—	(400)	—	(400)
Issuances of restricted stock	324,532	—	—	—	—	—	—	—
Share-based compensation expense, net of forfeitures	—	3	—	7,997	—	—	—	8,000
Net (income) attributable to noncontrolling interests in the Operating Partnership		—	—	—	—	—	(2,040)	(2,040)
Net loss attributable to noncontrolling interests in consolidated affiliates		—	—	—	—	(34)	34	—
Comprehensive income:								
Net income		—	—	—	—	—	104,254	104,254
Other comprehensive loss		—	—	—	(249)	—	—	(249)
Total comprehensive income								104,005
Balance as of December 31, 2024	107,623,777	$ 1,076	$ 28,811	$ 3,144,130	$ (2,246)	$ 4,291	$ (810,608)	$ 2,365,454

See accompanying notes to consolidated financial statements.

HIGHWOODS PROPERTIES, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Operating activities:			
Net income	$ 104,254	$ 151,330	$ 163,958
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	299,046	299,411	287,610
Amortization of lease incentives and acquisition-related intangible assets and liabilities	1,413	1,135	(42)
Share-based compensation expense	8,000	6,984	7,552
Net credit losses on operating lease receivables	2,289	3,834	3,199
Accrued interest on mortgages and notes receivable	(548)	(805)	(88)
Amortization of debt issuance costs	5,638	4,884	4,324
Amortization of cash flow hedges	(249)	(293)	(238)
Amortization of mortgages and notes payable fair value adjustments	112	(288)	(70)
Impairments of real estate assets	24,600	—	36,515
Losses on debt extinguishment	173	602	—
Net gains on disposition of property	(46,817)	(47,773)	(63,546)
Gain on deconsolidation of affiliate	—	(11,778)	—
Equity in earnings of unconsolidated affiliates	(4,158)	(1,107)	(1,535)
Distributions of earnings from unconsolidated affiliates	5,973	1,246	614
Settlement of cash flow hedges	—	(493)	—
Changes in operating assets and liabilities:			
Accounts receivable	(3,222)	(547)	(10,955)
Prepaid expenses and other assets	2,669	1,259	1,685
Accrued straight-line rents receivable	(9,626)	(24,510)	(29,421)
Accounts payable, accrued expenses and other liabilities	14,037	3,871	22,217
Net cash provided by operating activities	403,584	386,962	421,779
Investing activities:			
Investments in acquired real estate and related intangible assets, net of cash acquired	(50,835)	(18,544)	(224,934)
Investments in development in-process	(4,149)	(33,848)	(44,352)
Investments in tenant improvements and deferred leasing costs	(143,824)	(112,290)	(120,739)
Investments in building improvements	(41,005)	(64,312)	(76,415)
Net proceeds from disposition of real estate assets	100,934	101,829	130,038
Distributions of capital from unconsolidated affiliates	8,484	6,594	—
Investments in mortgages and notes receivable	(6,229)	(14,463)	(24)
Repayments of mortgages and notes receivable	63	9,888	288
Investments in and advances to unconsolidated affiliates	(153,361)	(132,609)	(261,772)
Repayments of preferred equity from unconsolidated affiliates	—	80,000	—
Changes in earnest money deposits	(10,000)	15,500	(15,500)
Changes in other investing activities	(2,513)	(7,431)	(1,389)
Net cash used in investing activities	$ (302,435)	$ (169,686)	$ (614,799)

HIGHWOODS PROPERTIES, INC.
Consolidated Statements of Cash Flows – Continued
(in thousands)

		Year Ended December 31,			
		2024		**2023**	**2022**
Financing activities:					
Dividends on Common Stock	$	(212,351)	$	(211,023) $	(210,183)
Redemptions/repurchases of Preferred Stock		—		(10)	—
Redemptions of Common Units		—		(163)	(3,763)
Dividends on Preferred Stock		(2,485)		(2,485)	(2,486)
Distributions to noncontrolling interests in the Operating Partnership		(4,303)		(4,511)	(4,866)
Distributions to noncontrolling interests in consolidated affiliates		(400)		—	(1,411)
Proceeds from the issuance of Common Stock		53,518		1,741	7,570
Costs paid for the issuance of Common Stock		(843)		(226)	(247)
Repurchase of shares related to tax withholdings		(1,438)		(1,325)	(2,156)
Borrowings on revolving credit facility		339,000		249,000	675,000
Repayments of revolving credit facility		(255,000)		(615,000)	(359,000)
Borrowings on mortgages and notes payable		—		590,352	550,000
Repayments of mortgages and notes payable		(7,056)		(206,726)	(456,444)
Contributions from noncontrolling interests in consolidated affiliates		—		320	—
Payments for debt issuance costs and other financing activities		(7,683)		(5,370)	(4,087)
Net cash provided by/(used in) financing activities		(99,041)		(205,426)	187,927
Net increase/(decrease) in cash and cash equivalents and restricted cash		2,108		11,850	(5,093)
Cash from deconsolidation of affiliate		—		(6,386)	—
Cash and cash equivalents and restricted cash at beginning of the period		31,569		26,105	31,198
Cash and cash equivalents and restricted cash at end of the period	$	33,677	$	31,569 $	26,105

Reconciliation of cash and cash equivalents and restricted cash:

		Year Ended December 31,			
		2024		**2023**	**2022**
Cash and cash equivalents at end of the period	$	22,412	$	25,123 $	21,357
Restricted cash at end of the period		11,265		6,446	4,748
Cash and cash equivalents and restricted cash at end of the period	$	33,677	$	31,569 $	26,105

Supplemental disclosure of cash flow information:

		Year Ended December 31,			
		2024		**2023**	**2022**
Cash paid for interest, net of amounts capitalized	$	133,584	$	129,764 $	102,501

Supplemental disclosure of non-cash investing and financing activities:

	Year Ended December 31,		
	2024	**2023**	**2022**
Conversions of Common Units to Common Stock	132	4,795	1,251
Changes in accrued capital expenditures (1)	(2,667)	2,342	(1,426)
Write-off of fully depreciated real estate assets	93,636	76,722	58,905
Write-off of fully amortized leasing costs	47,644	36,051	29,083
Write-off of fully amortized debt issuance costs	4,083	1,356	3,292
Adjustment of noncontrolling interests in the Operating Partnership to fair value	18,666	(10,152)	(39,502)
Derecognition of lease liabilities related to right of use assets	(4,027)	—	—

_____

(1) Accrued capital expenditures included in accounts payable, accrued expenses and other liabilities as of December 31, 2024, 2023 and 2022 were $52.9 million, $55.7 million and $53.2 million, respectively.

See accompanying notes to consolidated financial statements.

HIGHWOODS PROPERTIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024
(tabular dollar amounts in thousands, except per share data)

1. Description of Business and Significant Accounting Policies

Description of Business

Highwoods Properties, Inc. (the "Company") is a fully integrated real estate investment trust ("REIT") that provides leasing, management, development, construction and other customer-related services for its properties and for third parties. The Company conducts its activities through Highwoods Realty Limited Partnership (the "Operating Partnership"). As of December 31, 2024, we owned or had an interest in 27.8 million rentable square feet of in-service properties, 1.6 million rentable square feet of office properties under development and development land with approximately 4.9 million rentable square feet of potential office build out.

The Company is the sole general partner of the Operating Partnership. As of December 31, 2024, the Company owned all of the Preferred Units and 107.2 million, or 98.0%, of the Common Units in the Operating Partnership. Limited partners owned the remaining 2.2 million Common Units. In the event the Company issues shares of Common Stock, the net proceeds of the issuance are contributed to the Operating Partnership in exchange for additional Common Units. Generally, the Operating Partnership is obligated to redeem each Common Unit at the request of the unitholder for cash equal to the value of one share of Common Stock based on the average of the market price for the 10 trading days immediately preceding the notice date of such redemption, provided that the Company, at its option, may elect to acquire any such Common Units presented for redemption for cash or one share of Common Stock. The Common Units owned by the Company are not redeemable. During 2024, the Company redeemed 5,385 Common Units for a like number of shares of Common Stock.

Basis of Presentation

Our Consolidated Financial Statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The Company's Consolidated Financial Statements include the Operating Partnership, wholly owned subsidiaries and those entities in which the Company has the controlling interest. We consolidate joint venture investments, such as interests in partnerships and limited liability companies, when we control the major operating and financial policies of the investment through majority ownership, in our capacity as a general partner or managing member or through some other contractual right. In addition, we consolidate those entities deemed to be variable interest entities in which we are determined to be the primary beneficiary.

As of December 31, 2024, we are involved with six entities we determined to be variable interest entities, one of which we are the primary beneficiary and is consolidated and five of which we are not the primary beneficiary and are not consolidated.

All intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

Insurance

We are primarily self-insured for health care claims for participating employees. To limit our exposure to significant claims, we have stop-loss coverage on a per claim and annual aggregate basis. We use all relevant information to determine our liabilities for claims, including actuarial estimates of claim liabilities. When determining our liabilities, we include claims for incurred losses, even if they are unreported. As of December 31, 2024, a reserve of $0.5 million was recorded to cover estimated reported and unreported claims.

Real Estate and Related Assets

Real estate and related assets are recorded at cost and stated at cost less accumulated depreciation. Renovations, replacements and other expenditures that improve or extend the life of assets are capitalized and depreciated over their estimated useful lives. Expenditures for ordinary maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful life of 40 years for buildings and depreciable land infrastructure costs, 15 years for building improvements and five to seven years for furniture, fixtures and equipment. Tenant improvements are amortized using the straight-line method over the initial fixed terms of the respective leases, which generally range from three to 10 years. Depreciation expense for real estate assets was $256.0 million, $253.2 million and $240.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Expenditures directly related to the development and construction of real estate assets are included in net real estate assets and stated at depreciated cost. Development expenditures include pre-construction costs essential to the development of properties, development and construction costs, interest costs on qualifying assets, real estate taxes, development personnel salaries and related costs and other costs incurred during the period of development. Interest and other carrying costs are capitalized until the building is ready for its intended use, but not later than a year from cessation of major construction activity. We consider a construction project as substantially completed and ready for its intended use upon the completion of tenant improvements. We cease capitalization on the portion that is substantially completed and occupied or held available for occupancy and capitalize only those costs associated with the portion under construction.

We record liabilities for the performance of asset retirement activities when the obligation to perform such activities is probable even when uncertainty exists about the timing and/or method of settlement.

Upon the acquisition of real estate assets accounted for as asset acquisitions, we assess the fair value of acquired tangible assets such as land, buildings and tenant improvements, intangible assets and liabilities such as above and below market leases, acquired in-place leases and other identifiable intangible assets and assumed liabilities. We allocate fair value on a relative basis based on estimated cash flow projections that utilize discount and/or capitalization rates as well as available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

The above and below market rate portions of leases acquired in connection with property acquisitions are recorded in deferred leasing costs and in accounts payable, accrued expenses and other liabilities, respectively, at fair value and amortized into rental revenue over the remaining term of the respective leases as described below. Fair value is calculated as the present value of the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) our estimate of fair market lease rates for each corresponding in-place lease, using a discount rate that reflects the risks associated with the leases acquired and measured over a period equal to the remaining initial term of the lease for above-market leases and the remaining initial term plus the term of any renewal option that the customer would be economically compelled to exercise for below-market leases.

In-place leases acquired are recorded at fair value in deferred leasing costs and amortized to depreciation and amortization expense over the remaining term of the respective lease. The value of in-place leases is based on our evaluation of the specific characteristics of each customer's lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, current market conditions, the customer's credit quality and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider tenant improvements, leasing commissions and legal and other related expenses.

Assumed debt, if any, is recorded at fair value based on the present value of the expected future payments.

Real estate and other assets are classified as long-lived assets held for use or as long-lived assets held for sale. Real estate is classified as held for sale when the sale of the asset is probable, has been duly approved by the Company, a legally enforceable contract has been executed and the buyer's due diligence period, if any, has expired.

Impairments of Real Estate Assets and Investments in Unconsolidated Affiliates

With respect to assets classified as held for use, we perform an impairment analysis if our evaluation of events or changes in circumstances indicate that the carrying value may not be recoverable, such as a significant decline in occupancy, identification of materially adverse legal or environmental factors, change in our designation of an asset from core to non-core, which may impact the anticipated holding period, or a decline in market value to an amount less than cost. This analysis is generally performed at the property level, except when an asset is part of an interdependent group such as an office park, and consists of determining whether the asset's carrying amount will be recovered from its undiscounted estimated future operating and residual cash flows. These cash flows are estimated based on a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for customers, changes in market rental rates, costs to operate each property and expected ownership periods. For properties under development, the cash flows are based on expected service potential of the asset or asset group when development is substantially complete.

If the carrying amount of a held for use asset exceeds the sum of its undiscounted future operating and residual cash flows, an impairment loss is recorded for the difference between estimated fair value of the asset and the carrying amount. We generally estimate the fair value of assets held for use by using discounted cash flow analyses. In some instances, appraisal information may be available and is used in addition to a discounted cash flow analysis. As the factors used in generating these cash flows are difficult to predict and subject to future events that may alter our assumptions, the discounted and/or undiscounted future operating and residual cash flows estimated by us in our impairment analyses or those established by appraisal may not be achieved and we may be required to recognize future impairment losses on properties held for use.

We record assets held for sale at the lower of the carrying amount or estimated fair value. Fair value of assets held for sale is equal to the estimated or contracted sales price with a potential buyer less costs to sell. The impairment loss is the amount by which the carrying amount exceeds the estimated fair value.

We also analyze our investments in unconsolidated affiliates for impairment. This analysis consists of determining whether an expected loss in market value of an investment is other than temporary by evaluating the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the investment, and our intent and ability to retain our investment for a period of time sufficient to allow for any anticipated recovery in market value. As the factors used in this analysis are difficult to predict and subject to future events that may alter our assumptions, we may be required to recognize future impairment losses on our investments in unconsolidated affiliates.

Sales of Real Estate

For sales of real estate where we have determined an enforceable contract exists and collection of the consideration to which we are entitled in exchange for transferring the real estate is probable, the related assets and liabilities are removed from the balance sheet and the resultant gain or loss is recorded in the period the transaction closes. Any post-sale involvement is accounted for as a separate performance obligation and the allocable sales price is recognized when the separate performance obligation is satisfied.

Leases

We generally lease our office properties to lessees in exchange for fixed monthly payments that cover rent, property taxes, insurance and certain cost recoveries, primarily common area maintenance ("CAM"). Our office properties that are under lease are primarily located in Atlanta, Charlotte, Dallas, Nashville, Orlando, Raleigh, Richmond and Tampa and are leased to a wide variety of lessees across many industries. Our leases are operating leases and mostly range from three to 10 years. Payments from customers for CAM are considered nonlease components that are separated from lease components and are generally accounted for in accordance with the revenue recognition standard. However, we qualified for and elected the practical expedient related to combining the components because the lease component is classified as an operating lease and the timing and pattern of transfer of CAM income, which is not the predominant component, is the same as the lease component. As such, consideration for CAM is accounted for as part of the overall consideration in the lease. Payments from customers for property taxes and insurance are considered noncomponents of the lease and therefore no consideration is allocated to them because they do not transfer a good or service to the customer. Fixed contractual payments from our leases are recognized on a straight-line basis over the terms of the respective leases. This means that, with respect to a particular lease, actual amounts billed in accordance with the lease during any given period may be higher or lower than the amount of rental revenue recognized for the period. Straight-line rental revenue is commenced when the customer assumes control of the leased premises. Accrued straight-line rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements.

Some of our leases are subject to annual changes in the Consumer Price Index ("CPI"). Although increases in the CPI are not estimated as part of our measurement of straight-line rental revenue, to the extent that actual CPI is greater or less than the CPI at lease commencement, the amount of rent recognized in a given year is affected accordingly.

Some of our leases have termination and/or extension options. Termination options allow the customer to terminate the lease prior to the end of the lease term under certain circumstances. Termination options generally become effective halfway or further into the original lease term and require advance notification from the customer and payment of a termination fee that reimburses us for a portion of the remaining rent under the original lease term and the undepreciated lease inception costs such as commissions, tenant improvements and lease incentives. Termination fee income is recognized on a straight-line basis from the date of the executed termination agreement through lease expiration when the amount of the fee is determinable and collectability of the fee is reasonably assured. Our extension options generally require a re-negotiation with the customer at market rates.

Initial direct costs, primarily commissions, related to the leasing of our office properties are included in deferred leasing costs and are stated at amortized cost. Such expenditures are part of the investment necessary to execute leases and are, therefore, classified as investment activities in the statement of cash flows. All leasing commissions paid to third parties and our in-house personnel for new leases or lease renewals are capitalized. Capitalized leasing costs are amortized on a straight-line basis over the initial fixed terms of the respective leases. All other costs to negotiate or arrange a lease are expensed as incurred.

Lease incentive costs, which are payments made to or on behalf of a customer as an incentive to sign a lease, are capitalized in deferred leasing costs and amortized on a straight-line basis over the respective lease terms as a reduction of rental revenues.

Lease related receivables, which include accounts receivable and accrued straight-line rents receivable, are reduced for credit losses when the amount recorded is determined, in management's judgement, to not be probable of collection. Such amounts are recognized as a reduction to rental and other revenues. We regularly evaluate the collectability of our lease related receivables. Our evaluation of collectability primarily consists of reviewing the credit quality of our customer, historical trends of the customer and changes in customer payment terms. We do not maintain a general reserve to estimate amounts that may not be collectible. If our assumptions regarding the collectability of lease related receivables prove incorrect, we could experience credit losses in excess of what was recognized in rental and other revenues.

Discontinued Operations

Properties that are sold or classified as held for sale are classified as discontinued operations provided that the disposal represents a strategic shift that has (or will have) a major effect on our operations and financial results. Interest expense is included in discontinued operations if a related loan securing the sold property is to be paid off or assumed by the buyer in connection with the sale.

Investments in Unconsolidated Affiliates

We account for our joint venture investments using the equity method of accounting when our interests represent a general partnership interest but substantive participating rights or substantive kick out rights have been granted to the limited partners or when our interests do not represent a general partnership interest and we do not control the major operating and financial policies of the investment. These investments are initially recorded at cost as investments in unconsolidated affiliates and are subsequently adjusted for our share of earnings and cash contributions and distributions. To the extent our cost basis at formation of the joint venture is different than the basis reflected at the joint venture level, the basis difference is amortized over the life of the related assets and included in our share of equity in earnings of unconsolidated affiliates.

Cash Equivalents

We consider highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash represents cash deposits that are legally restricted or held by third parties on our behalf, such as construction-related escrows, property disposition proceeds set aside and designated or intended to fund future tax-deferred exchanges of qualifying real estate investments and escrows and reserves for debt service, real estate taxes and property insurance established pursuant to certain mortgage financing arrangements.

Income Taxes

The Company has elected and expects to continue to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). A corporate REIT is a legal entity that holds real estate assets and, through the payment of dividends to stockholders, is generally permitted to reduce or avoid the payment of federal and state income taxes at the corporate level. To maintain qualification as a REIT, the Company is required to pay dividends to its stockholders equal to at least 90.0% of its annual REIT taxable income, excluding net capital gains. The partnership agreement requires the Operating Partnership to pay economically equivalent distributions on outstanding Common Units at the same time that the Company pays dividends on its outstanding Common Stock.

We conduct certain business activities through a taxable REIT subsidiary, as permitted under the Code. The taxable REIT subsidiary is subject to federal, state and local income taxes on its taxable income. We record provisions for income taxes based on its income recognized for financial statement purposes, including the effects of differences between such income and the amount recognized for tax purposes.

Concentration of Credit Risk

As of December 31, 2024, our consolidated properties were leased to approximately 1,500 customers. The geographic locations that comprise greater than 10.0% of our rental and other revenues are Atlanta, Charlotte, Nashville, Raleigh and Tampa. Our customers engage in a wide variety of businesses. No single customer generated more than 4% of our consolidated revenues during 2024.

We maintain our cash and cash equivalents and our restricted cash at financial or other intermediary institutions. The combined account balances at each institution may exceed FDIC insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Additionally, from time to time in connection with tax-deferred 1031 transactions, our restricted cash balances may be commingled with other funds being held by any such intermediary institution, which would subject our balance to the credit risk of the institution.

Derivative Financial Instruments

We borrow funds at a combination of fixed and variable rates. Borrowings under our revolving credit facility and bank term loans bear interest at variable rates. Our long-term debt, which consists of secured and unsecured long-term financings, typically bears interest at fixed rates. Our interest rate risk management objectives are to generally limit the impact of interest rate changes on earnings and cash flows and lower our overall borrowing costs. To achieve these objectives, from time to time, we enter into interest rate hedge contracts such as collars, swaps, caps and treasury lock agreements in order to mitigate our interest rate risk with respect to existing and prospective debt instruments. We generally do not hold or issue these derivative contracts for trading or speculative purposes. The interest rate on all of our variable rate debt is generally adjusted at one or three month intervals, subject to settlements under these interest rate hedge contracts.

Interest rate swaps involve the receipt of variable rate amounts from a counterparty in exchange for making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Changes in the fair value of derivatives designated and that qualify as cash flow hedges are recorded in accumulated other comprehensive income/(loss) and are subsequently reclassified into interest expense as interest payments are made on our debt.

We account for terminated derivative instruments by recognizing the related accumulated other comprehensive income/(loss) balance in current earnings, unless the hedged forecasted transaction continues as originally planned, in which case we continue to amortize the accumulated other comprehensive income/(loss) into interest expense over the originally designated hedge period.

Earnings Per Share

Basic earnings per share of the Company is computed by dividing net income available for common stockholders by the weighted Common Shares outstanding - basic. Diluted earnings per share is computed by dividing net income available for common stockholders (inclusive of noncontrolling interests in the Operating Partnership) by the weighted Common Shares outstanding - basic plus the dilutive effect of options, warrants and convertible securities outstanding, including Common Units, using the treasury stock method. Weighted Common Shares outstanding - basic includes all unvested restricted stock where dividends received on such restricted stock are non-forfeitable.

Recently Issued Accounting Standards

The Financial Accounting Standards Board ("FASB") issued an accounting standards update ("ASU") that provides temporary optional expedients and exceptions to ease the financial reporting burdens related to the market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate ("SOFR"). These optional expedients and exceptions provide guidance on contract modifications and hedge accounting. We have completed the transition to SOFR rates for our applicable outstanding debt instruments with no material impact to our Consolidated Financial Statements.

The FASB issued an ASU that requires enhanced segment disclosures, primarily regarding significant segment expenses. We have adopted this ASU and applied the new requirements retrospectively to all prior periods presented in the financial statements. Accordingly, our segment disclosures now include rental property and other expenses for each of our reportable segments. See Note 15.

The FASB issued an ASU that requires disaggregated disclosure of income statement expenses. Certain expense captions will be disaggregated into specified categories in disclosures within the Notes to Consolidated Financial Statements. The ASU is required to be adopted in our 2027 Annual Report. We do not expect this adoption to have a material effect on our Consolidated Financial Statements.

2. Leases

Information as Lessor

We recognized rental and other revenues related to operating lease payments of $811.6 million, $819.9 million and $816.3 million, of which variable lease payments were $75.3 million, $72.9 million and $69.8 million, during the years ended December 31, 2024, 2023 and 2022, respectively. The following table sets forth the undiscounted cash flows for future minimum base rents to be received from customers for leases in effect as of December 31, 2024 for our consolidated properties:

2025	$	674,112
2026		652,377
2027		600,978
2028		526,898
2029		475,256
Thereafter		1,654,446
	$	4,584,067

Information as Lessee

We have office assets encompassing 1.2 million rentable square feet subject to operating ground leases in Nashville, Orlando, Raleigh and Tampa with a weighted average remaining term of 50 years. Rental payments on these leases are adjusted periodically based on either the CPI or on a pre-determined schedule. The monthly payments on a pre-determined schedule are recognized on a straight-line basis over the terms of the respective leases. Changes in the CPI are not estimated as part of our measurement of straight-line rental expense. We recognized $2.6 million of ground lease expense during each of the years ended December 31, 2024, 2023, and 2022, and we paid $2.5 million, $2.4 million and $2.4 million in cash during 2024, 2023 and 2022, respectively.

The following table sets forth the undiscounted cash flows of our scheduled obligations for future minimum payments on operating ground leases as of December 31, 2024 and a reconciliation of those cash flows to the operating lease liability as of December 31, 2024:

2025	$	2,071
2026		2,121
2027		2,172
2028		2,226
2029		2,067
Thereafter		66,237
		76,894
Discount		(49,072)
Lease liability	$	27,822

3.   Real Estate Assets

Acquisitions

During 2024, we acquired fee simple title to the land underneath our Century Center assets in Atlanta for a purchase price, including capitalized acquisition costs, of $50.8 million. We previously held most of our buildings in Century Center, a 12-building office park encompassing 1.7 million square feet and 13 acres of developable land, pursuant to a long-term ground lease with a third party who owned fee simple title to the land.

During 2023, we acquired land in Raleigh for a purchase price, including capitalized acquisition costs, of $2.7 million.

During 2022, we acquired SIX50 at Legacy Union, a 367,000 square foot trophy office building in Charlotte's Uptown CBD submarket, for a net purchase price of $198.0 million. The assets acquired and liabilities assumed were recorded at relative fair value as determined by management, with the assistance of third party specialists, based on information available at the acquisition date and on current assumptions as to future operations.

During 2022, we also acquired land in Charlotte for an aggregate purchase price, including capitalized acquisition costs, of $27.0 million.

Dispositions

During 2024, we sold a total of 10 buildings in Raleigh and land in Greensboro for an aggregate sales price of $105.3 million and recorded aggregate gains on disposition of property of $46.8 million. The land sale completed our exit from the Greensboro market.

During 2023, we sold a total of four buildings and various land parcels in Nashville, Raleigh and Tampa for an aggregate sales price of $103.8 million and recorded aggregate gains on disposition of property of $47.8 million.

During 2022, we sold a total of five office buildings and various land parcels in Atlanta, Greensboro, Richmond and Tampa for an aggregate sales price of $133.5 million (before closing credits to buyers of $1.1 million) and recorded aggregate gains on disposition of property of $63.5 million.

Seller Financed Transaction

During 2023, we sold a land parcel in Tampa for an aggregate sales price of $21.0 million. In connection with this disposition, we received cash of $2.0 million and provided $19.0 million of non-recourse seller financing in the form of a two-year, interest-only first mortgage that bears interest at SOFR plus 100 basis points. We have deemed repayment of the mortgage to be not probable primarily because the seller financing represents a significant portion of the aggregate sales price and, since the seller financing is non-recourse, our only remedy in the event of a default would be to foreclose on the asset. As a result, the disposition does not meet the contract criteria to be recognized as a sale. Until such time as the contract criteria are met, we will continue to account for the land parcel as land held for development on our Consolidated Balance Sheets, and the mortgage associated with the seller financing will not be recorded on our Consolidated Balance Sheets. The cash received at closing is recorded as a nonrefundable deposit in accounts payable, accrued expenses and other liabilities on our Consolidated Balance Sheets.

Impairments

During 2024, we recorded an impairment charge of $24.6 million to lower the carrying amount of EQT Plaza, a 616,000 square foot non-core building in CBD Pittsburgh, to its estimated fair value.

During 2022, we recorded the following impairment charges:

•   During the third quarter of 2022, we recorded an impairment charge of $1.5 million to lower the carrying amount of a land parcel to its estimated fair value; and

•   During the second quarter of 2022, we recorded an impairment charge of $35.0 million to lower the carrying amount of EQT Plaza to its estimated fair value.

4. Investments in and Advances to Affiliates

Unconsolidated Affiliates

We have equity interests of up to 50.0% in various joint ventures with unrelated third parties that are accounted for using the equity method of accounting because we have the ability to exercise significant influence over the operating and financial policies of the joint venture investment. The difference between the cost of these investments and the net book value of the underlying net assets was $21.3 million and $18.9 million as of December 31, 2024 and 2023, respectively.

The following table sets forth our ownership in unconsolidated affiliates as of December 31, 2024:

Joint Venture	Location	Ownership Interest
Highwoods-Markel Associates, LLC	Richmond	50.0%
Granite Park Six JV, LLC	Dallas	50.0%
GPI 23 Springs JV, LLC	Dallas	50.0%
M+O JV, LLC	Dallas	50.0%
Midtown East Tampa, LLC	Tampa	50.0%
Brand/HRLP 2827 Peachtree, LLC	Atlanta	50.0%
Plaza Colonnade, Tenant-in-Common	Kansas City	50.0%
Kessinger/Hunter & Company, LC	Kansas City	26.5%

- Highwoods-Markel Associates, LLC ("Markel joint venture")

In 1999, we formed a joint venture with Markel Corporation in which we own a 50.0% interest. The Markel joint venture was consolidated as of December 31, 2022 because we controlled the major operating and financial policies of the entity. Effective January 1, 2023, the agreement governing the joint venture was modified to require the consent of both partners for major operating and financial policies of the entity. As a result, the Markel joint venture was deconsolidated effective January 1, 2023, and this joint venture is now accounted for using the equity method of accounting. We recognized a gain on deconsolidation of $11.8 million related to adjusting our retained interest in the joint venture to fair value. The assets of the Markel joint venture can only be used to settle obligations of the joint venture, and its creditors have no recourse to our wholly owned assets.

- Granite Park Six JV, LLC/ GPI 23 Springs JV, LLC ("Granite Park Six joint venture"/"23Springs joint venture")

During 2022, we entered the Dallas market through the formation of two joint ventures with Granite Properties ("Granite") to develop Granite Park Six and 23Springs. In connection with the formation, we agreed to contribute our 50.0% share of the equity required to fund each development project. The Granite Park Six joint venture has an anticipated total investment of $200.0 million and the 23Springs joint venture has an anticipated total investment of $460.0 million. As of December 31, 2024, we have funded $76.2 million of our share of the equity for the Granite Park Six joint venture and $94.0 million of our share of the equity for the 23Springs joint venture.

We determined that we have a variable interest in both the Granite Park Six and 23Springs joint ventures primarily because the entities were designed to pass along interest rate risk, equity price risk and operation risk to us and Granite as equity holders. The joint ventures were further determined to be variable interest entities as they require additional subordinated financial support in the form of loans because the initial equity investments provided by us and Granite were not sufficient to finance the planned investments and operations. We concluded we do not have the power to direct matters that most significantly impact the activities of either entity and therefore do not qualify as the primary beneficiary. Accordingly, the entities are not consolidated.

The Granite Park Six joint venture obtained a construction loan for $115.0 million, with an interest rate of SOFR plus 394 basis points and a maturity date of January 2026. In connection with this loan, the Granite Park Six joint venture obtained interest rate hedge contracts that effectively cap the underlying SOFR rate at 3.5%. The initial contract capped the rate with respect to $95.2 million of any outstanding amounts and expired in July 2024. The new contract caps the rate with respect to $38.8 million of any outstanding amounts and expires in July 2025. During 2024, we and Granite each contributed $35.5 million to the Granite Park Six joint venture to pay down the outstanding $70.9 million balance of the construction loan. This reconsideration event did not change our initial conclusion that the Granite Park Six joint venture is a variable interest entity of which we are not the primary beneficiary. As such, the entity remains unconsolidated. As of December 31, 2024, $1.9 million was drawn on this loan.

The 23Springs joint venture obtained a construction loan for $265.0 million, with an interest rate of SOFR plus 355 basis points and a maturity date of March 2026. In connection with this loan, the 23Springs joint venture obtained interest rate hedge contracts that effectively cap the underlying SOFR rate at 3.5%. The initial contract capped the rate with respect to $83.0 million of any outstanding amounts and expired in April 2024. The new contract caps the rate with respect to $134.0 million of any outstanding amounts and expires in April 2025. As of December 31, 2024, $94.6 million was drawn on this loan.

As of December 31, 2024, our risk of loss with respect to these arrangements was limited to the carrying value of each investment balance. Our investment balances were $76.8 million and $101.5 million as of December 31, 2024 for the Granite Park Six and 23Springs joint ventures, respectively. The assets of the Granite Park Six and 23Springs joint ventures can only be used to settle obligations of the respective joint venture, and their creditors have no recourse to our wholly owned assets.

- M+O JV, LLC ("McKinney & Olive joint venture")

During 2022, we expanded our Dallas market presence by acquiring McKinney & Olive through the formation of another joint venture with Granite in which we own a 50.0% interest. As part of the transaction, the McKinney & Olive joint venture assumed a secured loan recorded at fair value of $137.0 million, with a stated interest rate of 4.5% and an effective interest rate of 5.3%. The remainder of the purchase price paid by the McKinney & Olive joint venture was funded with $80.0 million of short-term preferred equity contributed by us and $86.4 million of common equity contributed by each of Granite and us.

We determined that we have a variable interest in the McKinney & Olive joint venture primarily because the entity was designed to pass along interest rate risk, equity price risk and operation risk to us and Granite as equity holders. The McKinney & Olive joint venture was further determined to be a variable interest entity as it requires additional subordinated financial support in the form of a loan because the initial equity investments by us and Granite, including the additional preferred equity provided by us, were not sufficient to finance its planned investments and operations. We concluded we do not have the power to direct matters that most significantly impact the activities of the entity and therefore do not qualify as the primary beneficiary. Accordingly, the entity is not consolidated.

During 2024, the McKinney & Olive joint venture paid off at maturity the remaining $134.3 million balance on the secured mortgage loan. In connection with this loan payoff, we and Granite each contributed $62.1 million to the joint venture.

During 2023, we and Granite each contributed an additional $40.0 million of common equity to the McKinney & Olive joint venture. Such proceeds were then used by the joint venture to redeem our $80.0 million short-term preferred equity investment in full. Prior to the redemption, we received monthly distributions on the preferred equity at a rate of SOFR plus 350 basis points.

These reconsideration events did not change our initial conclusion that the McKinney & Olive joint venture is a variable interest entity of which we are not the primary beneficiary. As such, the entity remains unconsolidated.

As of December 31, 2024, our risk of loss with respect to this arrangement was limited to the carrying value of our investment balance of $182.1 million. The assets of the McKinney & Olive joint venture can only be used to settle obligations of the joint venture, and its creditors have no recourse to our wholly owned assets.

- Midtown East Tampa, LLC ("Midtown East joint venture")

During 2022, we formed a joint venture with The Bromley Companies ("Bromley") in which we own a 50.0% interest to construct Midtown East, a multi-customer office development project located in the mixed-use Midtown Tampa project in Tampa's Westshore submarket. Upon completion, the Midtown East joint venture will own 143,000 square feet of an overall 432,000 square foot tower. The rest of Midtown East will be owned by and serve as the future headquarters of Tampa Electric and Peoples Gas. The total anticipated investment for the Midtown East joint venture's share of the overall project is $83.0 million. In connection with the formation, we agreed to contribute our 50.0% share of the equity required to fund the development project, $14.2 million of which was funded as of December 31, 2024. We also committed to provide a $52.3 million interest-only secured construction loan to the Midtown East joint venture that is scheduled to mature on the third anniversary of completion. The loan bears interest at SOFR plus 450 basis points. As of December 31, 2024, $21.4 million was drawn on this loan.

We determined that we have a variable interest in the Midtown East joint venture primarily because the entity was designed to pass along interest rate risk, equity price risk and operation risk to us as both a debt and equity holder and to Bromley as an equity holder. The Midtown East joint venture was further determined to be a variable interest entity as it requires additional subordinated financial support in the form of a loan because the initial equity investments provided by us and Bromley were not sufficient to finance its planned investments and operations. We concluded we do not have the power to direct matters that most significantly impact the activities of the entity and therefore do not qualify as the primary beneficiary. Accordingly, the entity is not consolidated.

As of December 31, 2024, our risk of loss with respect to this arrangement was $35.5 million, which consists of the $14.1 million carrying value of our investment balance plus the $21.4 million outstanding balance of the loan we have provided to the joint venture. The outstanding balance on the loan is recorded in investments in and advances to unconsolidated affiliates on our Consolidated Balance Sheets. The assets of the Midtown East joint venture can only be used to settle obligations of the joint venture, and its creditors have no recourse to our wholly owned assets.

- Brand/HRLP 2827 Peachtree LLC ("2827 Peachtree joint venture")

During 2021, we formed a joint venture with Brand Properties, LLC ("Brand") to construct 2827 Peachtree, a 135,000 square foot, multi-customer office building located in Atlanta's Buckhead submarket. The 2827 Peachtree joint venture has an anticipated total investment of $79.0 million. At closing, we agreed to contribute cash of $13.3 million, which has been fully funded, in exchange for a 50.0% interest in the 2827 Peachtree joint venture. Brand contributed land valued at $7.7 million and cash of $5.6 million in exchange for the remaining 50.0% interest. We also committed to provide a $52.8 million interest-only secured construction loan to the 2827 Peachtree joint venture that was originally scheduled to mature in December 2024 with an option to extend for one year. During 2024, the joint venture exercised the option to extend the loan for one year. The loan bears interest at SOFR plus 310 basis points. As of December 31, 2024, $48.2 million was drawn on this loan.

We determined that we have a variable interest in the 2827 Peachtree joint venture primarily because the entity was designed to pass along interest rate risk, equity price risk and operation risk to us as both a debt and equity holder and to Brand as an equity holder. The 2827 Peachtree joint venture was further determined to be a variable interest entity as it requires additional subordinated financial support in the form of a loan because the initial equity investments provided by us and Brand were not sufficient to finance its planned investments and operations. We concluded we do not have the power to direct matters that most significantly impact the activities of the entity and therefore do not qualify as the primary beneficiary. Accordingly, the entity is not consolidated.

As of December 31, 2024, our risk of loss with respect to this arrangement was $60.7 million, which consists of the $12.5 million carrying value of our investment balance plus the $48.2 million outstanding balance of the loan we have provided to the joint venture. The outstanding balance on the loan is recorded in investments in and advances to unconsolidated affiliates on our Consolidated Balance Sheets. The assets of the 2827 Peachtree joint venture can only be used to settle obligations of the joint venture, and its creditors have no recourse to our wholly owned assets.

- Other Activities

We receive development, management and leasing fees for services provided to certain of our joint ventures. These fees are recognized in income to the extent of our respective joint venture partner's interest. During the years ended December 31, 2024, 2023 and 2022, we recognized $0.9 million, $1.0 million and $0.6 million, respectively, of development/construction, management and leasing fees from our unconsolidated joint ventures.

Consolidated Affiliate

- HRLP MTW, LLC ("Midtown West joint venture")

In 2019, we and Bromley formed a joint venture to construct Midtown West, a 152,000 square foot, multi-customer office building located in the mixed-use Midtown Tampa project in Tampa's Westshore submarket. At closing, we agreed to contribute cash of $20.0 million, which has been fully funded, in exchange for an 80.0% interest in the Midtown West joint venture, and Bromley contributed land valued at $5.0 million in exchange for the remaining 20.0% interest. We also provided a $46.3 million interest-only secured construction loan to the Midtown West joint venture. All of the amounts outstanding under this loan were repaid in 2023.

We determined that we have a variable interest in the Midtown West joint venture primarily because the entity was designed to pass along interest rate risk, equity price risk and operation risk to us and Bromley as equity holders. The Midtown West joint venture was further determined to be a variable interest entity as it requires additional subordinated financial support in the form of a loan because the initial equity investments provided by us and Bromley were not sufficient to finance its planned investments and operations. We, as majority owner and managing member and through our control rights as set forth in the joint venture's governance documents, were determined to be the primary beneficiary as we have both the power to direct the activities that most significantly affect the entity (primarily lease rates, property operations and capital expenditures) and significant economic exposure through our equity investment. As such, the Midtown West joint venture is consolidated and all intercompany transactions and accounts are eliminated.

During 2023, the Midtown West joint venture obtained a $45.0 million, five-year secured mortgage loan from a third party lender, with an effective fixed rate of 7.29%. This loan is scheduled to mature in November 2028. The joint venture incurred $0.8 million of debt issuance costs, which will be amortized over the term of the loan. The net proceeds were used by the joint venture to repay in full the secured construction loan we provided, as discussed above. This reconsideration event did not change our initial conclusion that the Midtown West joint venture is a variable interest entity of which we are the primary beneficiary. As such, the entity remains consolidated and all intercompany transactions and accounts are eliminated

The following table sets forth the assets and liabilities of the Midtown West joint venture included on our Consolidated Balance Sheets:

	December 31,		
	2024		2023
Net real estate assets	$ 58,443	$	60,410
Cash and cash equivalents	$ 1,530	$	1,096
Restricted cash	$ —	$	2,260
Accrued straight-line rents receivable	$ 5,192	$	5,041
Deferred leasing costs, net	$ 2,596	$	2,783
Prepaid expenses and other assets	$ 104	$	124
Mortgages and notes payable, net	$ 44,325	$	44,192
Accounts payable, accrued expenses and other liabilities	$ 1,297	$	2,872

The assets of the Midtown West joint venture can only be used to settle obligations of the joint venture, and its creditors have no recourse to our wholly owned assets.

Joint Venture Rights and Obligations

With respect to some of our joint ventures, we have a right to buy, and our joint venture partner has a right to sell to us, such joint venture partner's interest under certain circumstances for fair market value during various timeframes in the future. For our Granite Park Six joint venture, such rights are exercisable during the two-year period commencing on the 10th anniversary of the completion date. For each of our 23Springs and McKinney & Olive joint ventures, such rights are exercisable during the two-year period commencing on the 12th anniversary of the stabilization date of 23Springs. For our 2827 Peachtree joint venture, such rights are exercisable during the two-year period commencing on the earlier of: (1) the stabilization date; (2) the seventh anniversary of the completion date; and (3) the maturity of the loan provided by us to the joint venture. For our Midtown West joint venture, our right to buy our partner's interest is exercisable during the two-year period commencing on the seventh anniversary of the completion date, and our partner's right to sell its interest to us is exercisable during the period commencing on the stabilization date and ending on the ninth anniversary of the completion date.

In addition to the foregoing, with respect to our Granite Park Six, 23Springs and Midtown West joint ventures, our joint venture partner has the right to receive additional consideration from us or the joint venture under certain circumstances if and to the extent the internal rate of return on the applicable development project exceeds certain thresholds.

5. **Intangible Assets and Below Market Lease Liabilities**

The following table sets forth total intangible assets and acquisition-related below market lease liabilities, net of accumulated amortization:

		December 31,		
		2024		2023
Assets:				
Deferred leasing costs (including lease incentives and above market lease and in-place lease acquisition-related intangible assets)	$	380,279	$	401,621
Less accumulated amortization		(170,312)		(175,697)
	$	209,967	$	225,924
Liabilities (in accounts payable, accrued expenses and other liabilities):				
Acquisition-related below market lease liabilities	$	37,482	$	50,842
Less accumulated amortization		(21,296)		(30,416)
	$	16,186	$	20,426

The following table sets forth amortization of intangible assets and below market lease liabilities:

		Year Ended December 31,				
		2024		2023		2022
Amortization of deferred leasing costs and acquisition-related intangible assets (in depreciation and amortization)	$	40,301	$	43,511	$	44,900
Amortization of lease incentives (in rental and other revenues)	$	2,577	$	2,816	$	2,090
Amortization of acquisition-related intangible assets (in rental and other revenues)	$	3,076	$	3,338	$	3,320
Amortization of acquisition-related below market lease liabilities (in rental and other revenues)	$	(4,240)	$	(5,019)	$	(5,452)

The following table sets forth scheduled future amortization of intangible assets and below market lease liabilities:

Years Ending December 31,		Amortization of Deferred Leasing Costs and Acquisition-Related Intangible Assets (in Depreciation and Amortization)		Amortization of Lease Incentives (in Rental and Other Revenues)		Amortization of Acquisition-Related Intangible Assets (in Rental and Other Revenues)		Amortization of Acquisition-Related Below Market Lease Liabilities (in Rental and Other Revenues)
2025	$	34,976	$	2,255	$	2,191	$	(2,725)
2026		30,700		2,061		1,868		(2,431)
2027		27,015		1,835		1,521		(2,062)
2028		23,090		1,633		1,404		(1,649)
2029		20,358		1,346		1,291		(1,377)
Thereafter		49,172		4,354		2,897		(5,942)
	$	185,311	$	13,484	$	11,172	$	(16,186)
Weighted average remaining amortization periods as of December 31, 2024 (in years)		7.2		8.0		6.8		8.0

6. Mortgages and Notes Payable

Our mortgages and notes payable consisted of the following:

	December 31,	
	2024	2023
Secured indebtedness (1):		
5.69% mortgage loan due 2028	$ 200,000	$ 200,000
7.29% mortgage loan due 2028 (2)	44,965	45,000
4.27% (3.61% effective rate) mortgage loan due 2028 (3)	107,584	110,391
4.00% mortgage loan due 2029	84,712	87,003
3.61% (3.19% effective rate) mortgage loan due 2029 (4)	84,054	84,360
3.40% (3.50% effective rate) mortgage loan due 2033 (5)	69,575	69,524
4.60% (3.73% effective rate) mortgage loan due 2037 (6)	121,296	124,474
	712,186	720,752
Unsecured indebtedness:		
3.875% (4.038% effective rate) notes due 2027 (7)	299,134	298,734
4.125% (4.271% effective rate) notes due 2028 (8)	348,690	348,276
4.200% (4.234% effective rate) notes due 2029 (9)	349,583	349,484
3.050% (3.079% effective rate) notes due 2030 (10)	399,498	399,400
2.600% (2.645% effective rate) notes due 2031 (11)	399,048	398,892
7.650% (7.836% effective rate) notes due 2034 (12)	345,862	345,407
Variable rate term loan due 2026 (13)	200,000	200,000
Variable rate term loan due 2027 (13)	150,000	150,000
Revolving credit facility due 2028 (14)	104,000	20,000
	2,595,815	2,510,193
Less-unamortized debt issuance costs	(14,442)	(17,739)
Total mortgages and notes payable, net	$ 3,293,559	$ 3,213,206

_____

(1) Our secured mortgage loans were collateralized by real estate assets with an undepreciated book value of $1,245.0 million as of December 31, 2024. We paid down $7.1 million of secured loan balances through principal amortization during 2024.

(2) The borrower under this loan is our Midtown West joint venture, a consolidated 80.0% owned joint venture. See Note 4.

(3) Net of unamortized fair market value premium of $2.1 million and $2.7 million as of December 31, 2024 and 2023, respectively.

(4) Net of unamortized fair market value premium of $1.4 million and $1.7 million as of December 31, 2024 and 2023, respectively.

(5) Net of unamortized fair market value discount of $0.4 million and $0.5 million as of December 31, 2024 and 2023, respectively.

(6) Net of unamortized fair market value premium of $8.0 million and $8.6 million as of December 31, 2024 and 2023, respectively.

(7) Net of unamortized original issuance discount of $0.9 million and $1.3 million as of December 31, 2024 and 2023, respectively.

(8) Net of unamortized original issuance discount of $1.3 million and $1.7 million as of December 31, 2024 and 2023, respectively.

(9) Net of unamortized original issuance discount of $0.4 million and $0.5 million as of December 31, 2024 and 2023, respectively.

(10) Net of unamortized original issuance discount of $0.5 million and $0.6 million as of December 31, 2024 and 2023, respectively.

(11) Net of unamortized original issuance discount of $1.0 million and $1.1 million as of December 31, 2024 and 2023, respectively.

(12) Net of unamortized original issuance discount of $4.1 million and $4.6 million as of December 31, 2024 and 2023, respectively.

(13) The interest rate was 5.35% as of December 31, 2024.

(14) The interest rate was 5.25% as of December 31, 2024.

The following table sets forth scheduled future principal payments, including amortization, due on our mortgages and notes payable as of December 31, 2024:

Years Ending December 31,	Amount
2025	$ 7,156
2026	206,922
2027	458,976
2028	803,168
2029	517,267
Thereafter	1,314,512
Less-unamortized debt issuance costs	(14,442)
	$ 3,293,559

Our $750.0 million unsecured revolving credit facility was modified during the first quarter of 2024 and is now scheduled to mature in January 2028 (but can be extended for two additional six-month periods at our option assuming no defaults have occurred). The interest rate on our revolving credit facility is SOFR plus a related spread adjustment of 10 basis points and a borrowing spread of 85 basis points, based on current credit ratings. The annual facility fee is 20 basis points. The interest rate and facility fee are based on the higher of the publicly announced ratings from Moody's Investors Service or Standard & Poor's Ratings Services. We incurred $7.7 million of debt issuance costs during the first quarter of 2024, which will be amortized along with certain existing unamortized debt issuance costs over the remaining term of our new revolving credit facility and recorded $0.2 million of loss on debt extinguishment. During the second quarter of 2024, we modified the revolving credit facility to provide that the interest rate may be adjusted upward or downward by 2.5 basis points depending upon whether or not we achieve certain pre-determined sustainability goals with respect to the ongoing reduction of greenhouse gas emissions. There was $104.0 million and $119.0 million outstanding under our revolving credit facility as of December 31, 2024 and January 31, 2025, respectively. As of both December 31, 2024 and January 31, 2025, we had $0.1 million of outstanding letters of credit, which reduce the availability on our revolving credit facility. As a result, the unused capacity of our revolving credit facility as of December 31, 2024 and January 31, 2025 was $645.9 million and $630.9 million, respectively.

During 2023, the Operating Partnership issued $350.0 million aggregate principal amount of 7.650% notes due February 2034, less original issuance discount of $4.6 million. These notes were priced to yield 7.836%. During 2023, we obtained an aggregate of $200.0 million notional amount of forward-starting swaps that effectively locked the underlying 10-year treasury rate at 4.498%. Upon the subsequent issuance of the notes, we terminated the forward-starting swaps and paid cash upon settlement. The unrealized loss of $0.5 million will be classified to interest expense as interest payments are made on the debt. Underwriting fees and other expenses totaled $3.2 million and will be amortized over the term of the notes. The net proceeds from the issuance were used: (1) to prepay, without penalty, a $200.0 million unsecured bank term loan that was scheduled to mature in October 2024; (2) to repay amounts outstanding under our revolving credit facility; and (3) for general corporate purposes. We recorded $0.6 million of loss on debt extinguishment related to the term loan prepayment.

During 2023, we obtained a $200.0 million, five-year secured mortgage loan from a third party lender, with an effective fixed interest rate of 5.69%. This loan is scheduled to mature in April 2028. We incurred $1.3 million of debt issuance costs, which will be amortized over the term of the loan.

During 2022, we obtained a $200.0 million, two-year unsecured bank term loan that was originally scheduled to mature in October 2024. This loan was prepaid in full without penalty during the fourth quarter of 2023. The interest rate, based on current credit ratings, was SOFR plus a related spread adjustment of 10 basis points and a borrowing spread of 95 basis points. The interest rate was based on the higher of the publicly announced ratings from Moody's Investors Service or Standard & Poor's Ratings Services. We were entitled to a temporary reduction in the interest rate of one basis point provided we met certain sustainability goals with respect to the ongoing reduction of greenhouse gas emissions. We used the additional $200.0 million of borrowings, together with available cash and borrowings under our revolving credit facility, to prepay without penalty $250.0 million principal amount of 3.625% unsecured notes that were scheduled to mature in January 2023.

During 2022, we modified our other $200.0 million unsecured bank term loan to extend the maturity date from November 2022 to May 2026. As part of this modification, we also obtained a $150.0 million delayed-draw term loan, which was drawn in its entirety in the third quarter of 2022, that is scheduled to mature in May 2027. The interest rate, based on current credit ratings, is SOFR plus a related spread adjustment of 10 basis points and a borrowing spread of 95 basis points. The interest rate is based on the higher of the publicly announced ratings from Moody's Investors Service or Standard & Poor's Ratings

Services. Subject to written consent of the lenders, we may elect to amend this term loan no later than May 15, 2024 to provide that the interest rate may be adjusted upward or downward by up to 2.5 basis points subject to satisfaction of certain to-be-determined sustainability goals with respect to the ongoing reduction of greenhouse gas emissions. We incurred $2.7 million of debt issuance costs, which are being amortized along with certain existing unamortized debt issuance costs over the remaining term of our modified term loan.

We previously entered into floating-to-fixed interest rate swaps through January 2022 with respect to an aggregate of $50.0 million LIBOR-based borrowings. These swaps effectively fixed the underlying one-month LIBOR rate at a weighted average rate of 1.693%. During 2022, these interest rate swaps expired.

We are currently in compliance with financial covenants with respect to our consolidated debt.

Our revolving credit facility and bank term loans require us to comply with customary operating covenants and various financial requirements. Upon an event of default on the revolving credit facility, the lenders having at least 51.0% of the total commitments under the revolving credit facility can accelerate all borrowings then outstanding, and we could be prohibited from borrowing any further amounts under our revolving credit facility, which would adversely affect our ability to fund our operations. In addition, certain of our unsecured debt agreements contain cross-default provisions giving the unsecured lenders the right to declare a default if we are in default under more than $35.0 million with respect to other loans in some circumstances.

The Operating Partnership had $2,141.8 million carrying amount of various notes outstanding as of December 31, 2024, as detailed in the table above. The indenture that governs these outstanding notes requires us to comply with customary operating covenants and various financial ratios. The trustee or the holders of at least 25.0% in principal amount of any series of notes can accelerate the principal amount of such series upon written notice of a default that remains uncured after 60 days.

We have considered our short-term liquidity needs within one year from February 11, 2025 (the date of issuance of the annual financial statements) and the adequacy of our estimated cash flows from operating activities and other available financing sources to meet these needs. Importantly, we have no scheduled debt maturities during such one-year period. We have concluded it is probable we will meet these short-term liquidity requirements through a combination of the following:

- available cash and cash equivalents;

- cash flows from operating activities;

- issuance of debt securities by the Operating Partnership;

- issuance of secured debt;

- bank term loans;

- borrowings under our revolving credit facility;

- issuance of equity securities by the Company or the Operating Partnership; and

- the disposition of non-core assets.

Capitalized Interest

Total interest capitalized to wholly-owned and joint venture development and significant building and tenant improvement projects was $8.5 million, $9.0 million and $4.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

7. Commitments and Contingencies

Lease and Contractual Commitments

We had $232.6 million of lease and contractual commitments as of December 31, 2024. Lease and contractual commitments represent commitments under signed leases and contracts for operating properties (excluding tenant-funded tenant improvements), contracts for development/redevelopment projects and unfunded joint venture equity contributions agreed to at formation, of which $59.7 million was recorded on our Consolidated Balance Sheets as of December 31, 2024.

Contingent Consideration

We had $0.8 million of contingent consideration related to a parcel of acquired development land as of both December 31, 2024 and 2023. The contingent consideration is payable in cash to a third party if and to the extent future development milestones as outlined in the purchase agreement are met.

Environmental Matters

Substantially all of our in-service and development properties have been subjected to Phase I environmental assessments and, in certain instances, Phase II environmental assessments. Such assessments and/or updates have not revealed, nor are we aware of, any environmental liability that we believe would have a material adverse effect in our Consolidated Financial Statements.

Litigation, Claims and Assessments

From time to time, we are a party to a variety of legal proceedings, claims and assessments arising in the ordinary course of our business. We regularly assess the liabilities and contingencies in connection with these matters based on the latest information available. For matters where it is probable that we have incurred or will incur a loss and the loss or range of loss can be reasonably estimated, the estimated loss is accrued and charged to income in our Consolidated Financial Statements. In other instances, because of the uncertainties related to both the probable outcome and amount or range of loss, a reasonable estimate of liability, if any, cannot be made. Based on the current expected outcome of such matters, none of these proceedings, claims or assessments is expected to have a material effect on our business, financial condition, results of operations or cash flows.

Joint Venture Buyout Rights and Obligations

With respect to certain of our joint ventures, we have a right to buy, and our joint venture partner has a right to sell to us, such joint venture partner's interest under certain circumstances for fair market value at various timeframes in the future. See Note 4.

In addition, with respect to certain of our joint ventures, our joint venture partner has a right to receive additional consideration from us or the joint venture under certain circumstances if and to the extent the internal rate of return on the applicable development project exceeds certain thresholds. See Note 4.

8. Noncontrolling Interests

Noncontrolling Interests in Consolidated Affiliates

As of December 31, 2024, our noncontrolling interest in consolidated affiliates relates to our joint venture partner's 20.0% interest in the Midtown West joint venture. See Note 4. Our joint venture partner is an unrelated third party.

Noncontrolling Interests in the Operating Partnership

Noncontrolling interests in the Operating Partnership relate to the ownership of Redeemable Common Units. Net income attributable to noncontrolling interests in the Operating Partnership is computed by applying the weighted average percentage of Redeemable Common Units during the period, as a percent of the total number of outstanding Common Units, to the Operating Partnership's net income for the period after deducting distributions on Preferred Units. When a noncontrolling unitholder redeems a Common Unit for a share of Common Stock or cash, the noncontrolling interests in the Operating Partnership are reduced and the Company's share in the Operating Partnership is increased by the fair value of each security at the time of redemption.

The following table sets forth the Company's noncontrolling interests in the Operating Partnership:

	Year Ended December 31,	
	2024	2023
Beginning noncontrolling interests in the Operating Partnership	$ 49,520	$ 65,977
Adjustment of noncontrolling interests in the Operating Partnership to fair value	18,666	(10,152)
Conversions of Common Units to Common Stock	(132)	(4,795)
Redemptions of Common Units	—	(163)
Net income attributable to noncontrolling interests in the Operating Partnership	2,040	3,164
Distributions to noncontrolling interests in the Operating Partnership	(4,303)	(4,511)
Total noncontrolling interests in the Operating Partnership	$ 65,791	$ 49,520

The following table sets forth net income available for common stockholders and transfers from the Company's noncontrolling interests in the Operating Partnership:

	Year Ended December 31,		
	2024	2023	2022
Net income available for common stockholders	$ 99,763	$ 146,230	$ 156,572
Increase in additional paid in capital from conversions of Common Units to Common Stock	132	4,795	1,251
Redemptions of Common Units	—	163	3,763
Change from net income available for common stockholders and transfers from noncontrolling interests	$ 99,895	$ 151,188	$ 161,586

9. **Disclosure About Fair Value of Financial Instruments**

The following summarizes the levels of inputs that we use to measure fair value.

Level 1. Quoted prices in active markets for identical assets or liabilities.

Our Level 1 asset is our investment in marketable securities that we use to pay benefits under our non-qualified deferred compensation plan. Our Level 1 liability is our non-qualified deferred compensation obligation. The Company's Level 1 noncontrolling interests in the Operating Partnership relate to the ownership of Common Units by various individuals and entities other than the Company.

Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Our Level 2 assets include the fair value of our mortgages and notes receivable. Our Level 2 liabilities include the fair value of our mortgages and notes payable and interest rate swaps.

The fair value of mortgages and notes receivable and mortgages and notes payable is estimated by the income approach utilizing contractual cash flows and market-based interest rates to approximate the price that would be paid in an orderly transaction between market participants. The fair value of interest rate swaps is determined using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments of interest rate swaps are based on the expectation of future interest rates (forward curves) derived from observed market interest rate curves. In addition, credit valuation adjustments are considered in the fair values to account for potential nonperformance risk, but were concluded to not be significant inputs to the calculation for the periods presented.

Level 3. Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

Our Level 3 assets include any real estate assets recorded at fair value on a non-recurring basis as a result of our quarterly impairment analysis, which are valued using unobservable local and national industry market data such as comparable sales, appraisals, brokers' opinions of value and/or the terms of definitive sales contracts. Significant increases or decreases in any valuation inputs in isolation would result in a significantly lower or higher fair value measurement.

The following table sets forth our assets and liabilities and the Company's noncontrolling interests in the Operating Partnership that are measured or disclosed at fair value within the fair value hierarchy:

	Total	Level 1 Quoted Prices in Active Markets for Identical Assets or Liabilities	Level 2 Significant Observable Inputs	Level 3 Significant Unobservable Inputs
Fair Value as of December 31, 2024:				
Assets:				
Mortgages and notes receivable, at fair value (1)	$ 11,064	$ —	$ 11,064	$ —
Marketable securities of non-qualified deferred compensation plan (in prepaid expenses and other assets)	2,295	2,295	—	—
Impaired real estate assets	26,740	—	—	26,740
Total Assets	$ 40,099	$ 2,295	$ 11,064	$ 26,740
Noncontrolling Interests in the Operating Partnership	$ 65,791	$ 65,791	$ —	$ —
Liabilities:				
Mortgages and notes payable, net, at fair value (1)	$ 3,097,323	$ —	$ 3,097,323	$ —
Non-qualified deferred compensation obligation (in accounts payable, accrued expenses and other liabilities)	2,295	2,295	—	—
Total Liabilities	$ 3,099,618	$ 2,295	$ 3,097,323	$ —
Fair Value as of December 31, 2023:				
Assets:				
Mortgages and notes receivable, at fair value (1)	$ 4,795	$ —	$ 4,795	$ —
Marketable securities of non-qualified deferred compensation plan (in prepaid expenses and other assets)	2,294	2,294	—	—
Total Assets	$ 7,089	$ 2,294	$ 4,795	$ —
Noncontrolling Interests in the Operating Partnership	$ 49,520	$ 49,520	$ —	$ —
Liabilities:				
Mortgages and notes payable, net, at fair value (1)	$ 2,927,330	$ —	$ 2,927,330	$ —
Non-qualified deferred compensation obligation (in accounts payable, accrued expenses and other liabilities)	2,294	2,294	—	—
Total Liabilities	$ 2,929,624	$ 2,294	$ 2,927,330	$ —

_____

(1) Amounts are not recorded at fair value on our Consolidated Balance Sheets as of December 31, 2024 and 2023.

The Level 3 impaired real estate assets measured at a fair value of $26.7 million in the fourth quarter of 2024 included EQT Plaza, a non-core office building in CBD Pittsburgh. This impairment resulted from a change in our assumptions about the use of the asset. We estimated the fair value using a discounted cash flow analysis. We also used information from a broker's opinion of value, which incorporates an income approach, as observable inputs were not available. Key assumptions used in the impairment calculation were an estimated discount rate ranging from 16.7% to 19.9% and an estimated terminal capitalization rate of 9.5%.

10. Equity

Common Stock Issuances

During 2023, we entered into separate equity distribution agreements in which the Company may offer and sell up to $300.0 million in aggregate gross sales price of shares of Common Stock. During 2024, the Company issued 1.6 million shares of Common Stock under its equity distribution agreements at an average gross sales price of $32.71 per share and received net proceeds, after sales commissions, of $51.3 million. There were no shares issued under these agreements in 2023. As of December 31, 2024, the Company had 92.4 million remaining shares of Common Stock authorized to be issued under its charter.

Common Stock Dividends

Dividends of the Company declared per share of Common Stock were $2.00 for each of the years ended December 31, 2024, 2023 and 2022.

The following table sets forth the Company's estimated taxability to the common stockholders of dividends per share for federal income tax purposes:

	Year Ended December 31,		
	2024	2023	2022
Ordinary dividend	$ 1.67	$ 1.58	$ 1.82
Capital gains	0.18	0.42	0.18
Return of capital	0.15	—	—
Total	$ 2.00	$ 2.00	$ 2.00

The Company's tax returns have not been examined by the Internal Revenue Service ("IRS") and, therefore, the taxability of dividends is subject to change.

Preferred Stock

The following table sets forth the Company's outstanding Preferred Stock as of both December 31, 2024 and 2023 :

	Issue Date	Number of Shares Outstanding	Carrying Value	Liquidation Preference Per Share	Optional Redemption Date	Annual Dividends Payable Per Share
		(in thousands)				
8.625% Series A Cumulative Redeemable	2/12/1997	29	$ 28,811	$ 1,000	2/12/2027	$ 86.25

The following table sets forth the Company's estimated taxability to the preferred stockholders of dividends per share for federal income tax purposes:

	Year Ended December 31,		
	2024	2023	2022
8.625% Series A Cumulative Redeemable:			
Ordinary dividend	$ 77.94	$ 68.02	$ 78.48
Capital gains	8.31	18.23	7.77
Total	$ 86.25	$ 86.25	$ 86.25

The Company's tax returns have not been examined by the IRS and, therefore, the taxability of dividends is subject to change.

Warrants

As of both December 31, 2024 and 2023, we had 15,000 warrants outstanding with an exercise price of $32.50 per share. Upon exercise of a warrant, the Company will contribute the exercise price to the Operating Partnership in exchange for Common Units. Therefore, the Operating Partnership accounts for such warrants as if issued by the Operating Partnership. These warrants have no expiration date.

11. Employee Benefit Plans

Officer, Management and Director Compensation Programs

Officers of the Company participate in an annual non-equity incentive program pursuant to which they are eligible to earn cash payments based on a percentage of their annual base salary in effect for December of the applicable year. Under this component of our executive compensation program, officers are eligible to earn additional cash compensation generally to the extent specific performance-based metrics are achieved during the most recently completed year. The position held by each officer has a target annual incentive percentage that ranges from 35% to 140% of base salary. The more senior the position, the greater the portion of compensation that varies with performance. The percentage amount an officer may earn under the annual non-equity incentive plan is the product of the target annual incentive percentage times an "actual performance factor," which can range from zero to 200%. Amounts under our annual non-equity incentive plan are accrued and expensed in the year earned, but are typically paid early in the following year.

Certain other employees participate in a similar annual non-equity incentive program. Incentive eligibility ranges from 5% to 20% of annual base salary. These amounts are also accrued and expensed in the year earned, but are typically paid early in the following year.

The Company's officers are eligible to receive a mix of long-term equity incentive awards on or about March 1 of each year. Prior to 2018, the mix generally consisted of stock options, time-based restricted stock and total return-based restricted stock. Since 2018, the mix has consisted of time-based restricted stock and total return-based restricted stock. Time-based restricted stock grants are also made annually to directors and certain other employees. Dividends received on restricted stock are non-forfeitable and are paid at the same rate and on the same date as on shares of Common Stock, except that, with respect to shares of total return-based restricted stock issued to the Company's chief executive officer, dividends accumulate and are payable only if and to the extent the shares vest. Dividends paid on subsequently forfeited shares are expensed. Additional shares of total return-based restricted stock may be issued at the end of the applicable measurement periods if and to the extent actual performance exceeds certain levels of performance. Such additional shares, if any, would be fully vested when issued. No expense is recorded for additional shares of total return-based restricted stock that may be issued at the end of the applicable measurement period since that possibility is reflected in the grant date fair value. The following table sets forth the number of shares of Common Stock reserved for future issuance under the Company's long-term equity incentive plans:

	December 31,	
	2024	**2023**
Outstanding stock options and warrants	467,291	527,067
Possible future issuance under equity incentive plans	2,242,360	2,537,816
	2,709,651	3,064,883

Of the possible future issuance under the Company's long-term equity incentive plans as of December 31, 2024, no more than an additional 0.2 million shares can be in the form of restricted stock.

During the years ended December 31, 2024, 2023 and 2022, we recognized share-based compensation expense of $8.0 million, $7.0 million and $7.6 million, respectively. Because REITs generally do not pay income taxes, we do not realize tax benefits on share-based payments. As of December 31, 2024, there was $4.1 million of total unrecognized share-based compensation costs, which will be recognized over a weighted average remaining contractual term of 2.0 years.

- Stock Options

Outstanding stock options vest ratably on an annual basis over four years and expire after 10 years. All stock options have an exercise price equal to the last reported stock price of our Common Stock on the New York Stock Exchange ("NYSE") on the last trading day prior to grant. The value of all options as of the date of grant is calculated using the Black-Scholes option-pricing model and is amortized over the respective vesting period or the service period, if shorter, for employees who are or will become eligible under the Company's retirement plan.

The following table sets forth stock option activity:

| | Options Outstanding | |
	Number of Options	Weighted Average Exercise Price
Stock options outstanding as of December 31, 2023 (1)	512,067	$ 46.18
Expired	(59,776)	37.71
Stock options outstanding at December 31, 2024 (2)	452,291	$ 47.30

_____

(1) There were no options granted, canceled, exercised, expired or forfeited during the years ended December 31, 2023 and 2022.

(2) The Company had 452,291 options exercisable as of December 31, 2024 with a weighted average exercise price of $47.30 and a weighted average remaining life of 1.3 years. As of December 31, 2024, all of these options had exercise prices higher than the market price of our common stock.

No options were exercised during the years ended December 31, 2024, 2023 and 2022. The Company generally does not permit the net cash settlement of exercised stock options, but does permit net share settlement so long as the shares received are held for at least a year. The Company has a practice of issuing new shares to satisfy stock option exercises.

- Time-Based Restricted Stock

Shares of time-based restricted stock granted to employees vest ratably on an annual basis generally over four years. Beginning in 2019, shares of time-based restricted stock granted to non-employee directors vest on the first anniversary of the grant date. The value of grants of time-based restricted stock is based on the market value of Common Stock as of the date of grant and is amortized to expense over the respective vesting period or the service period, if shorter, for employees who are or will become eligible under the Company's retirement plan.

The following table sets forth time-based restricted stock activity:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted shares outstanding as of December 31, 2021	219,719	$ 42.63
Awarded and issued (1)	99,975	43.58
Vested (2)	(101,082)	42.80
Forfeited	(779)	42.37
Restricted shares outstanding as of December 31, 2022	217,833	43.00
Awarded and issued (1)	155,717	26.42
Vested (2)	(95,423)	43.57
Forfeited	(1,819)	34.11
Restricted shares outstanding as of December 31, 2023	276,308	33.51
Awarded and issued (1)	181,540	24.45
Vested (2)	(114,233)	34.79
Restricted shares outstanding as of December 31, 2024	343,615	$ 28.30

_____

(1) The weighted average fair value at grant date of time-based restricted stock issued during the years ended December 31, 2024, 2023 and 2022 was $4.4 million, $4.1 million and $4.4 million, respectively.

(2) The vesting date fair value of time-based restricted stock that vested during the years ended December 31, 2024, 2023 and 2022 was $2.8 million, $2.5 million and $4.4 million, respectively. Vested shares include those shares surrendered by employees to satisfy tax withholding obligations in connection with such vesting.

- **Total Return-Based Restricted Stock**

Shares of total return-based restricted stock vest to the extent the Company's absolute total returns for certain pre-determined three-year periods exceed predetermined goals. The amount subject to vesting ranges from zero to 150%. For total return-based restricted stock issued prior to 2022, notwithstanding the Company's absolute total return, if the Company's total return exceeds 100% of the average peer group total return index, 100% of total return-based restricted stock issued will vest at the end of the applicable period. For total return-based restricted stock issued since 2022, notwithstanding the Company's absolute total return, if the Company's total return is in the 50th percentile or greater as compared to all of the companies included in the FTSE NAREIT Equity Office Index, 100% of total return-based restricted stock issued will vest at the end of the applicable period. The weighted average grant date fair value of such shares of total return-based restricted stock issued in 2024, 2023 and 2022 was determined to be $25.22, $27.06 and $41.94, respectively, and is amortized over the respective three-year period or the service period, if shorter, for employees who are or will become eligible under the Company's retirement plan. The fair values of the total return-based restricted stock granted were determined at the grant dates using a Monte Carlo simulation model and the following assumptions:

	2024	2023	2022
Risk free interest rate (1)	4.3 %	4.4 %	1.6 %
Common stock dividend yield (2)	8.7 %	6.9 %	4.5 %
Expected volatility (3)	29.3 %	27.2 %	25.8 %

(1) Represents the interest rate as of the grant date on US treasury bonds having the same life as the estimated life of the total return-based restricted stock grants.

(2) The dividend yield is calculated utilizing the then current regular dividend rate for a one-year period and the average per share price of Common Stock during the three-month period preceding the date of grant.

(3) Based on the historical volatility of Common Stock over a period relevant to the related total return-based restricted stock grant.

The following table sets forth total return-based restricted stock activity:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted shares outstanding as of December 31, 2021	229,292	$ 38.00
Awarded and issued (1)	81,832	41.94
Vested (2)	(62,985)	45.90
Forfeited (3)	(20,995)	45.90
Restricted shares outstanding as of December 31, 2022	227,144	38.93
Awarded and issued (1)	126,736	27.06
Vested (2)	(65,140)	44.88
Forfeited (3)	(2,148)	35.83
Restricted shares outstanding as of December 31, 2023	286,592	34.03
Awarded and issued (1)	142,992	25.22
Vested (2)	(79,588)	39.98
Restricted shares outstanding as of December 31, 2024	349,996	$ 29.80

(1) The fair value at grant date of total return-based restricted stock issued during the years ended December 31, 2024, 2023 and 2022 was $3.6 million, $3.4 million and $3.4 million, respectively, at target.

(2) The vesting date fair value of total return-based restricted stock that vested during the years ended December 31, 2024, 2023 and 2022 was $1.9 million, $1.7 million and $2.7 million, respectively, based on the performance of the specific plans. Vested shares include those shares surrendered by employees to satisfy tax withholding obligations in connection with such vesting.

(3) The 2022 amount includes 20,995 shares that were forfeited at the end of the applicable measurement period because the applicable total return did not meet targeted levels. No such shares were forfeited in 2023.

401(k) Retirement Savings Plan

We have a 401(k) Retirement Savings Plan covering substantially all employees who meet certain age and employment criteria. We contribute amounts for each participant at a rate of 75% of the employee's contribution (up to 6% of each employee's bi-weekly salary and cash incentives, subject to statutory limits). During each of the years ended December 31, 2024, 2023 and 2022, we contributed $1.4 million to the 401(k) savings plan. The assets of this qualified plan are not included in our Consolidated Financial Statements since the assets are not owned by us.

Retirement Plan

The Company has a retirement plan for employees with at least 30 years of continuous service or who are at least 55 years old with at least 10 years of continuous service. Subject to advance written notice and a non-compete agreement, eligible retirees would be entitled to receive a pro rata amount of any annual non-equity incentive compensation earned during the year of retirement and stock options and time-based restricted stock would be non-forfeitable and vest according to the terms of their original grants. Eligible retirees would also be entitled to retain any total return-based restricted stock that subsequently vests after the retirement date according to the terms of their original grants. For employees who meet the age and service eligibility requirements, 100% of their annual grants are expensed at the grant date as if fully vested. For employees who will meet the age and service eligibility requirements within the normal vesting periods, the grants are amortized over the shorter service period.

Deferred Compensation

Prior to 2010, officers could elect to defer all or a portion of their cash compensation, which was then invested in unrelated mutual funds under a non-qualified deferred compensation plan. These investments are recorded at fair value, which aggregated $2.3 million as of both December 31, 2024 and 2023, and are included in prepaid expenses and other assets, with an offsetting deferred compensation liability recorded in accounts payable, accrued expenses and other liabilities. Deferred amounts ultimately payable to the participants are based on the value of the related mutual fund investments. Accordingly, changes in the value of the unrelated mutual funds are recorded in interest and other income and the corresponding offsetting changes in the deferred compensation liability are recorded in general and administrative expense. As a result, there is no effect on our net income.

The following table sets forth our deferred compensation liability:

	Year Ended December 31,		
	2024	2023	2022
Beginning deferred compensation liability	$ 2,294	$ 2,564	$ 2,866
Mark-to-market adjustment to deferred compensation (in general and administrative expenses)	575	243	(302)
Distributions from deferred compensation plans	(574)	(513)	—
Total deferred compensation liability	$ 2,295	$ 2,294	$ 2,564

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan ("ESPP") pursuant to which employees may contribute up to 25% of their cash compensation for the purchase of Common Stock. At the end of each quarter, each participant's account balance, which includes accumulated dividends, is applied to acquire shares of Common Stock at a cost that is calculated at 85% of the average closing price on the NYSE on the five consecutive days preceding the last day of the quarter. In the years ended December 31, 2024, 2023 and 2022, the Company issued 51,711, 77,086 and 46,656 shares, respectively, of Common Stock under the ESPP. The 15% discount on newly issued shares, which is taxable income to the participants and is recorded by us as additional compensation expense, aggregated $0.2 million, $0.3 million and $0.2 million in the years ended December 31, 2024, 2023 and 2022, respectively. Generally, shares purchased under the ESPP must be held for at least one year. The Company satisfies its ESPP obligations by issuing additional shares of Common Stock.

12. Real Estate and Other Assets Held For Sale

The following table sets forth the assets held for sale as of December 31, 2024 and 2023, which are considered non-core:

		December 31,		
		2024		**2023**
Assets:				
Land	$	6,232	$	—
Buildings and tenant improvements		98,081		—
Less-accumulated depreciation		(58,511)		—
Net real estate assets		45,802		—
Accrued straight-line rents receivable		6,581		—
Deferred leasing costs, net		2,784		—
Prepaid expenses and other assets		242		—
Real estate and other assets, net, held for sale	$	55,409	$	—

13. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share of the Company:

		Year Ended December 31,				
		2024		**2023**		**2022**
Earnings per Common Share - basic:						
Numerator:						
Net income	$	104,254	$	151,330	$	163,958
Net (income) attributable to noncontrolling interests in the Operating Partnership		(2,040)		(3,164)		(3,670)
Net (income)/loss attributable to noncontrolling interests in consolidated affiliates		34		549		(1,230)
Dividends on Preferred Stock		(2,485)		(2,485)		(2,486)
Net income available for common stockholders	$	99,763	$	146,230	$	156,572
Denominator:						
Denominator for basic earnings per Common Share – weighted average shares (1)		106,167		105,529		105,120
Net income available for common stockholders	$	0.94	$	1.39	$	1.49
Earnings per Common Share - diluted:						
Numerator:						
Net income	$	104,254	$	151,330	$	163,958
Net (income)/loss attributable to noncontrolling interests in consolidated affiliates		34		549		(1,230)
Dividends on Preferred Stock		(2,485)		(2,485)		(2,486)
Net income available for common stockholders before net (income) attributable to noncontrolling interests in the Operating Partnership	$	101,803	$	149,394	$	160,242
Denominator:						
Denominator for basic earnings per Common Share – weighted average shares (1)		106,167		105,529		105,120
Add:						
Stock options using the treasury method		—		—		5
Noncontrolling interests Common Units		2,152		2,256		2,442
Denominator for diluted earnings per Common Share – adjusted weighted average shares and assumed conversions		108,319		107,785		107,567
Net income available for common stockholders	$	0.94	$	1.39	$	1.49

(1) Includes all unvested restricted stock where dividends on such restricted stock are non-forfeitable.

14. Income Taxes

Our Consolidated Financial Statements include the operations of the Company's taxable REIT subsidiary, which is not entitled to the dividends paid deduction and is subject to federal, state and local income taxes on its taxable income.

The minimum dividend per share of Common Stock required for the Company to maintain its REIT status was $1.42, $1.42 and $1.60 per share in 2024, 2023 and 2022, respectively. Continued qualification as a REIT depends on the Company's ability to satisfy the dividend distribution tests, stock ownership requirements and various other qualification tests. The tax basis of the Company's assets (net of accumulated tax depreciation and amortization) and liabilities was approximately $5.7 billion and $3.6 billion, respectively, as of December 31, 2024 and $5.6 billion and $3.5 billion, respectively, as of December 31, 2023.

During the years ended December 31, 2024, 2023 and 2022, the Company qualified as a REIT and incurred no federal income tax expense; accordingly, the only federal income taxes included in the accompanying Consolidated Financial Statements relate to activities of the Company's taxable REIT subsidiary.

The Company had no net deferred tax asset or liability as of December 31, 2024 or December 31, 2023.

For each of the years ended December 31, 2024 and 2023, there were no unrecognized tax benefits. The Company is subject to federal, state and local income tax examinations by taxing authorities for 2021 through 2024. The Company does not expect that the total amount of unrecognized benefits will materially change within the next year.

15. Segment Information

Our principal business is the operation, acquisition and development of rental office properties. We evaluate our business by geographic location, which is why our primary geographic locations are included as reportable segments below. The operating results by geographic grouping are regularly reviewed by our chief operating decision maker for assessing performance and other purposes. Our chief executive officer is our chief operating decision maker. There are no material inter-segment transactions.

Our accounting policies of the segments are the same as those used in our Consolidated Financial Statements. All operations are within the United States.

The following tables summarize rental and other revenues, rental property and other expenses, net operating income and total assets for each of our reportable segments. Net operating income is the primary industry property-level performance metric used by our chief operating decision maker and is defined as rental and other revenues less rental property and other expenses. Our chief operating decision maker uses net operating income to help assess segment performance and decide how to allocate resources accordingly.

| | Year Ended December 31, | | |
	2024	2023	2022
Rental and other revenues:			
Atlanta	$ 146,168	$ 143,741	$ 143,904
Charlotte	88,003	85,984	73,721
Nashville	169,158	171,797	174,341
Orlando	58,442	58,002	54,802
Raleigh	173,156	181,964	182,990
Richmond	35,265	35,918	43,084
Tampa	98,887	99,421	94,726
Rental and other revenues for reportable segments	769,079	776,827	767,568
Other	56,783	57,170	61,361
Total rental and other revenues	825,862	833,997	828,929
Rental property and other expenses:			
Atlanta	57,453	54,041	51,607
Charlotte	24,419	22,063	18,032
Nashville	45,143	46,380	45,124
Orlando	23,094	22,840	22,471
Raleigh	47,046	49,702	48,086
Richmond	11,140	11,162	14,205
Tampa	37,603	37,039	35,035
Rental property and other expenses for reportable segments	245,898	243,227	234,560
Other	26,275	25,555	25,246
Total rental property and other expenses	272,173	268,782	259,806
Net operating income:			
Atlanta	88,715	89,700	92,297
Charlotte	63,584	63,921	55,689
Nashville	124,015	125,417	129,217
Orlando	35,348	35,162	32,331
Raleigh	126,110	132,262	134,904
Richmond	24,125	24,756	28,879
Tampa	61,284	62,382	59,691
Net operating income for reportable segments	523,181	533,600	533,008
Other	30,508	31,615	36,115
Total net operating income	$ 553,689	$ 565,215	$ 569,123

	Year Ended December 31,		
	2024	2023	2022
Reconciliation to net income:			
Depreciation and amortization	$ (299,046)	$ (299,411)	$ (287,610)
Impairments of real estate assets	(24,600)	—	(36,515)
General and administrative expenses	(41,903)	(42,857)	(42,266)
Interest expense	(147,198)	(136,710)	(105,385)
Other income	12,337	4,435	1,530
Gains on disposition of property	46,817	47,773	63,546
Gain on deconsolidation of affiliate	—	11,778	—
Equity in earnings of unconsolidated affiliates	4,158	1,107	1,535
Net income	$ 104,254	$ 151,330	$ 163,958

	December 31,	
	2024	2023
Total assets:		
Atlanta	$ 958,101	$ 907,421
Charlotte	950,068	974,846
Nashville	1,231,940	1,259,272
Orlando	276,070	286,781
Raleigh	1,182,217	1,255,978
Richmond	157,431	157,299
Tampa	463,884	473,800
Total assets for reportable segments	5,219,711	5,315,397
Other	809,644	687,531
Total assets	$ 6,029,355	$ 6,002,928

16. Subsequent Events

On January 29, 2025, the Company declared a cash dividend of $0.50 per share of Common Stock, which is payable on March 11, 2025 to stockholders of record as of February 18, 2025.

On February 3, 2025, we sold three buildings in Tampa for a sales price of $145.0 million and expect to record a gain on disposition of property of $82.3 million.



Highwoods®

HIW.COM | NYSE: HIW